                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2004

                                   ----------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                   ----------

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2004

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

                           Consolidated Summary Report
                              [under Japanese GAAP]
                    for the Fiscal Year Ended March 31, 2004

Date:                                     May 24, 2004
Company name (code number):               Mitsubishi Tokyo Financial Group, Inc.
                                          (8306) (URL http://www.mtfg.co.jp)
Stock exchange listings:                  Tokyo, Osaka, New York, London
Headquarters:                             Tokyo
Representative:                           Shigemitsu Miki, President & CEO
For inquiry:                              Katsuhiko Ishizuka, Chief Manager -
                                          Financial Policy Division
                                          (Phone) +81-3-3240-8211
Date of resolution of Board of Directors
with respect to the consolidated
financial statements:                     May 24, 2004
Trading accounts:                         Established

1. Consolidated financial data for the year ended March 31, 2004

(1)  Operating results

                                                         (in millions of yen
                                                       except per share data
                                                            and percentages)
-----------------------------------------------------------------------------
                                                         For the year ended
                                                              March 31,
                                                      -----------------------
                                                         2004          2003
-----------------------------------------------------------------------------
Ordinary income                                        2,555,183    2,772,528
Change from the previous year                               (7.8)%      (15.0)%
Ordinary profit (loss)                                   578,371     (360,262)
Change from the previous year                                 --           --
Net income (loss)                                        560,815     (161,495)
Change from the previous year                                 --           --
Net income (loss) per common share                     87,156.63   (30,238.64)
Net income per common and common
equivalent share                                       85,017.34           --
Net income (loss) as a percentage of
shareholders' equity                                        16.7%        (6.2)%
Ordinary profit (loss) as a percentage of
total liabilities, minority interest and
shareholders' equity                                         0.6%        (0.4)%
Ordinary profit (loss) as a percentage of
ordinary income                                             22.6%       (13.0)%
-----------------------------------------------------------------------------
Notes:
1. Equity in earnings (loss) of affiliates for the year ended:
                                        March 31, 2004:        3,595 million yen
                                        March 31, 2003:      (3,532) million yen
2. Average number of shares outstanding for the year ended:
          March 31, 2004:                (common stock)   6,349,929 shares
                              (preferred stock-class 1)      81,022 shares
                              (preferred stock-class 2)      58,039 shares
          March 31, 2003:                (common stock)   5,616,357 shares
                              (preferred stock-class 1)      81,021 shares
                              (preferred stock-class 2)     100,000 shares

3. Changes in accounting policy: Yes (See Notes to Consolidated Financial Statements.)

(2) Financial Condition

                                                         (in millions of yen
                                                       except per share data
                                                            and percentages)
----------------------------------------------------------------------------
                                                         As of March 31,
                                                   -------------------------
                                                       2004          2003
----------------------------------------------------------------------------
Total assets                                        106,615,487   99,175,319
Shareholders' equity                                  4,295,243    3,046,420
Shareholders' equity as a percentage of
total liabilities, minority interest and
shareholders' equity                                        4.0%         3.1%
Shareholders' equity per common share                620,797.48   417,951.31
Risk-adjusted capital ratio (based on the
 standards of the Bank for                         (preliminary
                                                    basis)
 International Settlements, the "BIS")                    12.95%       10.84%
----------------------------------------------------------------------------
Note:
    Number of shares outstanding as of:
          March 31, 2004:                (common stock)   6,473,306 shares
                              (preferred stock-class 1)      81,022 shares
                              (preferred stock-class 2)      15,000 shares
          March 31, 2003:                (common stock)   6,228,850 shares
                              (preferred stock-class 1)      81,021 shares
                              (preferred stock-class 2)     100,000 shares

(3) Cash flows
                                                         (in millions of yen)
-----------------------------------------------------------------------------
                                                        For the year ended
                                                             March 31,
                                                      -----------------------
                                                         2004         2003
-----------------------------------------------------------------------------
Net cash provided by (used in) operating activities    2,999,790    4,636,714
Net cash provided by (used in) investing activities   (3,893,910)  (2,124,823)
Net cash provided by (used in) financing activities      (71,269)    (186,820)
Cash and cash equivalents at end of fiscal year        3,034,525    4,049,530
-----------------------------------------------------------------------------

(4) Scope of consolidation and application of the equity method

    Consolidated subsidiaries:  152               Affiliated companies
                                                  accounted for by the equity
                                                  method: 24

(5) Change in the scope of consolidation and application of the equity method

    Consolidated subsidiaries:                  Newly included: 0   Excluded: 32
    Affiliated companies accounted for by the
    equity method:                              Newly included: 0   Excluded:  7

2. Earning projections for the fiscal year ending March 31, 2005

                                                            (in millions of yen)
--------------------------------------------------------------------------------
                                    Ordinary income  Ordinary profit  Net income
--------------------------------------------------------------------------------
For the six months ending September
30, 2004                                  1,220,000          310,000     170,000
For the year ending March
31, 2005                                  2,450,000          640,000     340,000
--------------------------------------------------------------------------------

Projected net income per common share for the year
ending March 31, 2005 (yen):                                        51,448.44

(Reference)

Formulas for computing ratios for the fiscal year ended March 31, 2004 are as follows.

Net income per common share

Net income - (Total dividends on preferred stock + Bonus paid to director)
--------------------------------------------------------------------------
           Average number of common stock for the fiscal year *

Net income per common and common equivalent share

   Net income - (Total dividends on preferred stock + Bonus paid to director)
                        + Adjustments in net income
--------------------------------------------------------------------------------
 Average number of common stock for the fiscal year * + Common equivalent share

Net income as a percentage of shareholders' equity

Net income - (Total dividends on preferred stock + Bonus paid to director) -------------------------------------------------------------------------- X 100
{[Shareholders' equity at the beginning of the fiscal year - Number of preferred stock at the beginning of the fiscal year X Issue price]
+ [Shareholders' equity at fiscal year end - Number of preferred stock at fiscal year end X Issue price]} / 2

Shareholders' equity per common share

Shareholders' equity at fiscal year end - Deduction from shareholders' equity**
--------------------------------------------------------------------------------
                 Number of common stock at fiscal year end *

Formula for computing projected earning ratio for the fiscal year ending March 31, 2005 is as follows.

Projected net income per common share

Projected net income - Projected total dividends on preferred stock
-------------------------------------------------------------------
           Number of common stock at fiscal year end *

* excluding treasury stock
**number of preferred stock at fiscal year end X issue price + total dividends on preferred stock

--------------------------------------------------------------------------------
This financial summary report and the accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the "forward-looking statements"). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company's current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company's management will strive to achieve through the successful implementation of the company's business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation - and expressly disclaims any obligation - to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company's latest annual report and other disclosures.
--------------------------------------------------------------------------------

1.   Information on the Company

The Company is engaged primarily in the banking business and also conducts trust business, securities business, asset management business and other related financial businesses.
The following is an illustration of Company's corporate governance structure and major subsidiaries as of March 31, 2004. Following the introduction of the integrated business group system on April 1, 2004 there have been changes to the organization of this structure, and these are illustrated on the following page.

[March 31, 2004]

[FLOW CHART APPEARS HERE]

[April 1, 2004]

[FLOW CHART APPEARS HERE]

2.   Management Policy

(1)  Principal management policy
     The Company's management philosophy set forth below represents the core set of principles that forms the foundation for our strategies and decision-making process.
                          [Group Management Philosophy]
             Founded on the key principles of trust and reliability,
                        Mitsubishi Tokyo Financial Group
        contributes to the prosperity of its customers at home and abroad and of the communities it serves, and
                 continuously creates social and economic value,
                 by providing comprehensive financial services.

(2)  Basic policy regarding profit distribution
Given the public nature of a bank holding company, it is the Company's policy to endeavor to maintain stable dividends and bolster its corporate constitution and continue sound management by improving the Company group's overall strength. For the fiscal year ended March 31, 2004, the Company plans to pay year-end dividends of (Y)6,000 per share for common stock, (Y)41,250 per share for class 1 preferred stock (which, together with the interim dividend, shall result in a total of (Y)82,500 per share for the fiscal year ended March 31, 2004) and
(Y)8,100 per share for class 2 preferred stock (which, together with the interim dividend, shall result in a total of (Y)16,200 per share for the fiscal year ended March 31, 2004).

(3) Basic policy relating to the possible lowering of the minimum investment amount
With regard to the possible lowering of the minimum investment amount of the Company's common stock, the Company does not believe that it needs to make any actions immediately, after taking into account such factors as the stock price, the number of shareholders, liquidity issues and the transaction costs and potential benefits. The Company, however, will continue to consider, as appropriate, the possibility of lowering the minimum investment amount, taking into account the investors' needs and the factors described above.

(4)  Management target/1/
The company has set the following management targets for the fiscal year ending March 31, 2007:
.. The company aims to achieve consolidated net business profits before credit costs for trust account and provision for formula allowance for loan losses of approximately (Y)1,270 billion,
..  The company aims to achieve a consolidated net income of approximately (Y)600 billion,
..  The company strives toward efficient management of capital, setting a target
   ROE/2/ of around 14%, and
.. The company strives to toward reduction of expenses, setting a target consolidated expense ratio of around 45%.

Note 1) The assumptions for these targets are: in the year ending march 31, 2007, the euro-yen rate (3 months) of 0.5% (period average), Japanese yen-US dollar exchange rate of (Y)105 at the end of the period and actual GDP growth rate of 2.8%.

Note 2) ROE shall be calculated as follows:

  Consolidated net income - Dividends on non-convertible preferred stock   X 100
--------------------------------------------------------------------------
{(Consolidated shareholders' equity at the beginning of period - Number of outstanding shares of non-convertible preferred stock at the beginning of period x Issued price - Land revaluation excess at the beginning of period - Unrealized gains (losses) on securities available for sale at the beginning of period) + (Consolidated shareholders' equity at the end of period - Number of outstanding shares of non-convertible preferred stock at the end of period X Issued price - Land revaluation excess at the end of period - Unrealized gains (losses) on securities available for sale at the end of period)}/ 2

(5)  Medium term management strategy
     MTFG has drawn up a new 3-year plan, "First Medium-Term Strategic Plan" and "Medium-Term Business Plan (2004)" that will begin from fiscal 2004, and has set an aspiration of becoming one of the world's top ten financial institutions by market capitalization.
     To realize this aspiration, on April 1, 2004 we introduced an integrated business group system comprising three core business areas: Retail, Corporate, and Trust Assets (Asset Management and Administration). These three businesses will also be the Group's core sources of net operating profit. In addition, the role of the holding company has shifted from strategic coordination to integrated strategic management. As such, Groupwide strategy will be decided by the holding company and executed by Group companies.
     Outline of the business strategies that will be pursued under this new structure is as follows.
     (1)  Enhancing corporate value
          First, we aim to reduce the overlap of functions within the Group, and pursue efficiency and the benefits associated with our scale as a Group. Second, through the integration of our diverse banking, trust and securities functions we aim to deliver a diversity of products and services to our customers as an integrated Group. Third, in pursuit of integration synergies we will create and develop new services and channels. Through these three value-creating initiatives we aim to achieve a radical increase in gross profits while also controlling expenses.
     (2)  Delivering value to customers and to society
          The entire Group will be thoroughly customer focused. We intend to shift the axis of our approach to focus on customer needs rather than business type, and to actively approach customers in order to actualize their latent needs. By delivering services that integrate the specialized functions of banking, trust and securities we aim to fulfill the true needs of our customers. In these ways we intend to foster a deep sense of trust in MTFG and to further raise our brand value as a comprehensive financial services provider that contributes to the creation of value by its customers.
          Furthermore, we reaffirm our commitment to contribute to the prosperity of our customers at home and abroad and of the communities we serve, and to continuously create social and economic value, as described in our Group management philosophy. A commitment to provide a better society and environment for future generations is part of our corporate social responsibility, and we aim to achieve sustainable growth in our corporate value by enhancing the appreciation of our Group among customers, shareholders and other stakeholders over the medium and long term.
     (3) Pursuing enhanced business efficiency and soundness, and building a robust management structure
          The business resources released through this integration will be injected into growth areas such as our retail and trust assets businesses, and we will implement a focused allocation of our business resources in pursuit of business efficiency on a Group consolidated basis. In addition we aim to further enhance our financial strength by continuing to dispose of non-performing loans and reduce our equity portfolio.

(6)  Issues facing the company
     MTFG aims to build a robust management structure appropriate for a financial institution that aims to join the global top ten. Based on our business strategy outlined above we intend to move rapidly to deal with key business issues. For example, in our retail business we will significantly increase the number of sales managers as we aim for a major increase in our marketing strength. Matching the needs of our customers at various life stages we are developing a life cycle model that aims to deliver high quality financial services to our customers in a wide variety of fields including asset management and administration, loans, and settlement. At the same time we are actively seeking to develop new, profitable opportunities.
     In our corporate business with large listed companies we are aiming to grow profits from investment banking, trust assets business and securities by raising our proposal strength and product competitiveness. In respect of medium-sized clients we are not limiting our approach just to traditional lending business but are actively approaching clients for investment banking business such as securitization. In respect of small to medium-sized clients we are strengthening our line up of lending products as we aim to expand our business base.
     In our trust assets business (asset management and administration) we are joining together as a group to utilize existing infrastructure, jointly use back office and IT systems and rapidly realize cost reductions. Through pursuit of a unified strategy we aim to increase the satisfaction of customers while confirming our status as a top-class domestic financial group.
     In terms of internal controls we are formulating an appropriate response to the new BIS capital adequacy regulations and Section 404 of the Sarbanes-Oxley Act (Appraisal of internal controls on financial reporting) to further strengthen our management structure.
     In these ways MTFG will actively pursue its integrated Group strategy. We aim to enhance our own corporate value by mobilizing the comprehensive strengths of the Group to meet the diversifying and increasingly sophisticated needs of customers, while expanding our solid income base and strengthening our competitiveness.

(7) Corporate governance principles and status of implementation of corporate governance changes

     [Corporate Governance Principles]
     The "Group Management Philosophy" is the basic policy for forming management strategies and all activities relating to the business decisions the Company makes. The Company also established the "MTFG Code of Ethics" which is a set of common values and ethical principles to be shared by the employees of the Company. The Company is committed to improving the corporate governance structure through the implementation of the "Group Management Philosophy" and "MTFG Code of Ethics."

     [MTFG Code of Ethics]
     .  Establishment of Trust
        Fully cognizant of the importance of the Group's social responsibilities and public role, we strive to maintain unwavering trust from society through the sound and proper management of our business activities, based on the principle of accountability.
     .  Serving Our Clients First
        We recognize that the satisfaction of our clients and their confidence in MTFG form the foundation of the Group's very existence. As such, we endeavor to always provide our clients with the highest quality products and services best suited to their needs.
     .  Sound and Transparent Management
        We endeavor to manage our affairs in a sound and transparent manner by maintaining appropriate and balanced relationships with all stakeholders, including clients, shareholders and others, while assuring fair, adequate and timely disclosure of corporate information.
     .  Strict Observance of Laws, Regulations, and Internal Rules
        We are committed to strictly observing relevant laws, regulations, and internal rules and to acting with fairness and integrity in conformity with the common values of society at large. As a diversified global financial services group, we also make continuous efforts to operate in ways that reflect internationally accepted standards.
     .  Respect for Human Rights and the Environment
        We respect human rights and the environment and seek to co-exist in harmony with society.
     .  Disavowal of Anti-Social Elements
        We stand firmly against supporting the activities of any group or individual that unlawfully threatens public order and safety.

[Status of Implementation of Corporate Governance Changes]
i. Corporate governance structures for decision making, administration and supervision
     The Board of Directors of the Company is comprised of eleven directors, two of whom are outside directors. The Board of Directors decides the administration of affairs of the Company and supervises execution of duties of the officers.
     The Company has a Board of Corporate Auditors pursuant to the Japanese Commercial Code. The Board of Corporate Auditors of the Company is comprised of four corporate auditors, two of whom are from outside the Company. Pursuant to the audit policies and plans adopted by the Board of Corporate Auditors, each corporate auditor oversees the execution of duties by the officers by attending meetings, including the Board of Directors meetings, and by reviewing business performance and financial conditions of the Company.
     Corporate Administration Division provides staffing support to all directors and corporate auditors, including the outside directors and outside corporate auditors.
     In order to clearly separate the functions of the oversight of business and the execution of business and so enhance our corporate governance, an executive officer system has been introduced along with the integrated business group system on April 1, 2004. The Heads and Deputy Heads of the integrated business groups and heads of the major lines are to be executive officers, and the seven senior executive officers and eight executive officers engage in executing business as decided by the Board of Directors. Pursuant to the basic policies adopted by the Board of Directors, the Executive Committee comprised of seven members, the Chairman, President, Deputy President, two Senior Managing Directors and two directors whom President designates, deliberates on and decides important management affairs of the Company.
     The Company has also set up various committees, including the following committees and a meeting that serve as advisory bodies to the Executive Committee, the Compliance Advisory Committee comprised of external lawyers and accountants and the Advisory Board comprised of outside experts.

     . Management Planning Committee: The Management Planning Committee deliberates on and follows up on overall group policies, capital policies and financial planning. The committee convenes on a quarterly basis.
     . Audit & Compliance Committee: The Audit & Compliance Committee deliberates on important matters relating to internal audits and legal compliance. The committee convenes on a quarterly basis.
     . Disclosure Committee: The Disclosure Committee deliberates on the accuracy of disclosure and internal disclosure standards of the Company. The committee convenes at least four times a year.
     . Personnel Committee: The Personnel Committee deliberates with respect to personnel measure necessary to the management of the integrated business system. The committee convenes as needed.
     . Operation & Systems Integration Committee: The Operation & Systems Integration Committee deliberates on the integration of Group back office and IT systems. The committee convenes semi-annually.
     . Corporate Risk Management Committee: The Corporate Risk Management Committee deliberates on important matter relating to various risks comprehensively across the entire Group. The committee convenes on a quarterly basis.
     . Credit & Investment Committee: The Credit & Investment Committee deliberates on important aspects of credit risk management across the entire Group. The committee convenes semi-annually.
     . Asset & Liability Management Committee: The Asset & Liability Management Committee deliberates on important aspects of investment and funding activities across the entire Group. The committee convenes semi-annually.
     . Corporate Policy Meeting: The Corporate Policy Meeting deliberate and exchange opinions from a broad perspective on fundamental policy with respect to matters of major importance regarding the integrated management and integrated business of the group. The meeting convenes as needed.
     . Compliance Advisory Committee: The Compliance Advisory Committee makes compliance related proposals and advice to the Board to improve the effectiveness of the Company's compliance activities from an independent standpoint. The committee convenes on a quarterly basis.
     . Advisory Board: The Advisory Board advises the Executive Committee on all aspects of management from an independent standpoint. The meeting convenes semi-annually.

     Incidentally, major committees, etc. which were already abolished at present on May 24, 2004 is as follows.
     . Strategy Council: Strategy Council deliberates and makes decision on the significant affairs and policies to restructure the business model of the entire group. (It made accede to a feature to the Executive Committee and was abolished on March 31, 2004.)
     . Business Planning Committee: The Business Planning Committee deliberates on general management affairs and important issues related to business operations of the Company. (It made accede to a feature to Corporate Policy Meeting and was abolished on March 31, 2004.)
     . Corporate Risk Management Committee: The Corporate Risk Management Committee deliberates on important matters relating to risk management of the Company. (It made accede to a feature to the new Corporate Risk Management Committee and the Credit & Investment Committee and was abolished on April 30, 2004.)

     The Company's framework of operation and audit and the framework of internal control are as follows:

                            [FLOW CHART APPEARS HERE]

     The Company receives advice from external lawyers and accountants, if needed for execution of duties.

ii. Summary of related party transactions between the company and outside corporate auditors and outside directors
     The outside directors and outside corporate auditors have no personal ties with other directors and corporate auditors, and do not have related party transactions which are material or that are unusual in their nature or conditions with the Company.
     Ryotaro Kaneko, an outside director, also serves as President of Meiji Yasuda Life Insurance Company, with which the Company has a business relationship. Kunio Ishihara, an outside director, also serves as President of Tokio Marine & Fire Insurance Co., Ltd., with which the Company has a business relationship.

iii. Implementation of measures to strengthen the corporate governance structure in the fiscal year ended March 2004
     In order to clearly separate the functions of the oversight of business and the execution of business and so enhance our corporate governance, an executive officer system has been introduced along with the integrated business group system on April 1, 2004.
     During fiscal year 2003, the Board of Directors met 15 times to decide the administration of affairs, and the Executive Committee met 40 times to deliberate on and decide important management affairs.
     The Board of Corporate Auditors met 19 times and decided audit policies and plans for the fiscal year. Pursuant to the audit policies and plans, each corporate auditor oversaw the execution of duties by the officers by attending key meetings, including the Board of Directors meetings, and by reviewing the business performance and financial conditions of the Company. The Strategy Council met 50 times, the Management Planning Committee met 4 times, and the Business Planning Committee met twice during fiscal year 2003, and the Corporate Risk Management Committee and the Audit & Compliance Committee met 4 times respectively and the Disclosure Committee met 6 times. The Compliance Advisory Committee met 4 times and advised and made proposals to the Board. The Advisory Board met 3 times and advised the Executive Committee.
     During fiscal year 2003, the Company took active steps with respect to the disclosure of corporate information, including public disclosure of quarterly financial information which started in July, 2002, issuance of "Mini-Disclosure 2003" reports for individual customers, and disclosure of corporate information of the Company on its website.

3.   Results of Operations and Financial Condition

(1)  Results of operations
With respect to the financial and economic environment for the fiscal year ended March 31, 2004, in the beginning of the fiscal year, the growth of the overseas economies slowed down due to the war in Iraq and the outbreak of the SARS epidemic. After these events, however, the overseas economies moved toward recovery, particularly in the United States which implemented a large-scale tax reduction and in the Peoples' Republic of China where domestic demand continued to increase. The Japanese economy continued to recover as exports and capital expenditures increased due to a recovery in overseas demand, and conditions of employment and personal income showed signs of improvement.
Prices of domestic corporate goods along with consumer prices for the fiscal year ended March 31, 2004 recovered to approximately the same level as the previous fiscal year. This was due in part to a rise in prices of raw materials resulting from a recovery in global demand and a rise of rice prices resulting from a cold summer in Japan.
Regarding the financial environment, in the United States, the federal fund rate was lowered from 1.25% to 1.00% in June 2003. In the EU, the European Central Bank's policy rate was reduced from 2.5% to 2.0%. In Japan, the Bank of Japan continued to further strengthen its current "easy monetary policy," and the short-term interest rate remained at near zero percent. The long-term interest rate reached a record low in June 2003 and then rose by a large margin. The recovery of the domestic stock prices was prominent, exemplified by the rise of the Nikkei Stock Average by approximately 47% during the fiscal year ended March 31, 2004. The yen value fell against the U.S. dollar at one time toward the end of the fiscal year ended March 31, 2004, but the yen generally appreciated throughout the fiscal year.

Amidst this environment, a net income increased by (Y)722.3 billion from a net loss of (Y)161.4 billion for the fiscal year ended March 31, 2003 to a net income of (Y)560.8 billion for the fiscal year ended March 31, 2004. This increase was primarily due to the following factors.

The first factor was a (Y)28.8 billion increase in net business profits before credit costs for trust accounts and provision for formula allowance for loan losses from (Y)764.2 billion for the fiscal year ended March 31, 2003 to
(Y)793.1 billion for the fiscal year ended March 31, 2004.
The second factor was a (Y)611.7 billion decrease in total credit costs from
(Y)538.7 billion for the fiscal year ended March 31, 2003 to (Y)72.9 billion reversal of total credit costs for the fiscal year ended March 31, 2004.
The third factor was an improvement in net gains (losses) on equity securities. For the fiscal year ended March 31, 2004, net gains on equity securities was
(Y)3.3 billion compared to net losses on equity securities of (Y)488.0 billion for the fiscal year ended March 31, 2003.
In addition, special gains of (Y)41.9 billion refunded enterprise taxes by the Tokyo Metropolitan Government and special gains of (Y)26.5 billion resulting from gains on transfer of the substitutional portion of future pension obligations were recorded for the fiscal year ended March 31, 2004. Impairment losses of (Y)21.5 billion were recorded as special losses for the fiscal year ended March 31, 2004. The Company applied "Accounting Standards for Impairment of Fixed Assets" at early stage for the fiscal year ended March 31, 2004.

Ordinary profit by business segment was; (Y)391.8 billion for the banking segment, (Y)130.9 billion for the trust banking segment and (Y)43.8 billion for the securities segment. Ordinary profit (loss) by geographic segment was;
(Y)385.6 billion in Japan, (Y)136.6 billion in North America, (Y)52.7 billion in Europe and the Middle East, (Y)29.7 billion in Asia and Oceania excluding Japan, respectively, and ordinary loss of (Y)5.9 billion in Latin America.

---------------------------------------------------------------------
Consolidated ordinary  Consolidated ordinary
income                 profit                 Consolidated net income
---------------------------------------------------------------------
(Y)2,450,000 million   (Y)640,000 million     (Y)340,000 million
---------------------------------------------------------------------
(Reference)

1. Projected net income per common share (consolidated)                              (Y)  51,448.44
2. Projected net income per common share (non-consolidated)                          (Y)  27,191.91
3. Projected dividend per share (non-consolidated)           Common stock            (Y)      6,000
                                                             Preferred stock-class1  (Y)     82,500
                                                             Preferred stock-class2  (Y)     16,200

The Company's business and results of operations may be materially affected for a wide range of possible reasons (which may include those material to investors), including:
..  Deterioration of economic conditions in Japan or elsewhere in the world
   (especially in Asian and Latin American countries);
..  Increase of problem loans and credit-related expenses;
..  Possible negative effects to our equity portfolio;
..  Inability to maintain BIS capital ratios above minimum levels;
..  Risks relating to trading and investment activities;
..  Changes in interest rates in Japan or elsewhere in the world;
..  Fluctuations in foreign currency exchange rates;
..  Downgrade of the Company's credit ratings and the negative effect on the
   Company's treasury operations;
..  Ineffectiveness or failure of the Company's business strategies;
..  Risks accompanying the expansion of the Company's operation and the range of products and services;
..  Decline in the results of operations and financial conditions of the
   Company's subsidiaries;
.. Disruption or impairment of the Company's business or operations due to external circumstances or events (such as the destruction or impairment of the Company's business sites and terrorist attacks);

..  Risks relating to the increase of the Company's pension obligations;
..  Events that obligate the Company to compensate for losses in loan trusts and jointly operated designated money in trusts;
..  Risks relating to the Company's capabilities to protect confidential information;
..  Risks inherent in the Company's holding company structure;
..  Risks relating to regulatory developments or changes in laws, rules, including accounting rules, governmental policies and economic controls;
.. Increase in competitive pressures; and .. Possible negative effects related to owning our shares.

For a detailed discussion of these risks and other risks, please see the Company's public filings.

(2)  Financial condition
Loans and bills discounted decreased by (Y)360.2 billion from (Y)46,950.3 billion at March 31, 2003 to (Y)46,590.1 billion at March 31, 2004. This change consisted mainly of an increase of (Y)905.1 billion in domestic loans, a decrease of (Y)1,142.4 billion in loans made by overseas branches, a decrease of
(Y)636.0 billion in loans made by overseas subsidiaries (UnionBanCal Corporation, Bank of Tokyo-Mitsubishi Trust Company and Bank of Tokyo-Mitsubishi (Australia) Ltd.), and an increase of (Y)714.2 billion in domestic hosing loans. Investment securities increased by (Y)4,171.2 billion from (Y)24,158.3 billion at March 31, 2003 to (Y)28,329.5 billion at March 31, 2004.
Total shareholders' equity increased by (Y)1,248.8 billion from (Y)3,046.4 billion at March 31, 2003 to (Y)4,295.2 billion at March 31, 2004.

For the fiscal year ended March 31, 2004, net cash provided by operating activities were (Y)2,999.7 billion, net cash used in investing activities were
(Y)3,893.9 billion and net cash used in financing activities were (Y)71.2 billion. As a result, the balance of cash and cash equivalents at March 31, 2004 was (Y)3,034.5 billion.
The Company's consolidated risk adjusted capital ratio (based on the standards of the BIS) was 12.95% at March 31, 2004.
The following table shows the Company's consolidated risk adjusted capital ratio at March 31, 2003, September 30, 2003 and March 31, 2004.

                                                               (in billions except for percentages)
---------------------------------------------------------------------------------------------------
                                            At March 31,     At September 30,   At March 31, 2004
                                            2003             2003               (Preliminary basis)
---------------------------------------------------------------------------------------------------
Tier I capital                            (Y)      3,128.6   (Y)      3,683.7   (Y)         3,859.4
---------------------------------------------------------------------------------------------------
Tier II capital                           (Y)      2,847.6   (Y)      3,127.2   (Y)         3,157.8
---------------------------------------------------------------------------------------------------
Tier III capital                          (Y)         30.0   (Y)         29.9   (Y)            30.0
---------------------------------------------------------------------------------------------------
Deduction from total qualifying capital   (Y)         37.9   (Y)         51.0   (Y)            54.5
---------------------------------------------------------------------------------------------------
Total qualifying capital                  (Y)      5,968.4   (Y)      6,789.7   (Y)         6,992.7
---------------------------------------------------------------------------------------------------
Risk-adjusted assets                      (Y)     55,049.6   (Y)     54,543.3   (Y)        53,996.7
---------------------------------------------------------------------------------------------------
Consolidated risk-adjusted capital ratio             10.84%             12.44%                12.95%
 (based on the standards of the BIS)
---------------------------------------------------------------------------------------------------

Note) Tier II and Tier III capital represent amounts includable as qualifying capital.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Balance Sheets

----------------------------------------------------------------------------------------------------------------------
                                                                              As of March 31,
(in millions of yen)                                                     2004 (A)         2003 (B)        (A) - (B)
----------------------------------------------------------------------------------------------------------------------
Assets:
   Cash and due from banks                                                 6,511,422        8,235,754       (1,724,332)
   Call loans and bills bought                                               893,805          551,357          342,448
   Receivables under resale agreements                                     1,336,995          482,776          854,218
   Receivables under securities borrowing transactions                     5,572,154        2,475,841        3,096,313
   Commercial paper and other debt purchased                               1,338,092          500,614          837,478
   Trading assets                                                          6,572,110        5,612,937          959,172
   Money held in trust                                                       469,377          415,558           53,819
   Investment securities                                                  28,329,543       24,158,330        4,171,213
   Allowance for losses on investment securities                              (1,948)          (2,067)             118
   Loans and bills discounted                                             46,590,131       46,950,363         (360,231)
   Foreign exchanges                                                         559,382          609,944          (50,562)
   Other assets                                                            3,217,991        3,213,143            4,847
   Premises and equipment                                                    889,580          988,407          (98,827)
   Deferred debenture discounts and other costs                                   --                9               (9)
   Deferred tax assets                                                       711,680        1,362,692         (651,011)
   Deferred tax assets on land revaluation loss                                   --            1,593           (1,593)
   Customers' liabilities for acceptances and guarantees                   4,457,806        4,915,353         (457,547)
   Allowance for loan losses                                                (832,638)      (1,297,292)         464,653
-------------------------------------------------------------------   ------------------------------------------------
      Total assets                                                       106,615,487       99,175,319        7,440,167
===================================================================   ================================================
Liabilities:
   Deposits                                                               66,097,591       62,624,363        3,473,228
   Negotiable certificates of deposit                                      2,819,588        4,045,901       (1,226,312)
   Debentures                                                                265,056          636,060         (371,003)
   Call money and bills sold                                               6,879,141        3,740,653        3,138,487
   Payables under repurchase agreements                                    3,316,268        3,162,054          154,213
   Payables under securities lending transactions                          3,415,952        3,883,443         (467,491)
   Commercial paper                                                          637,006          763,208         (126,201)
   Trading liabilities                                                     2,824,399        1,567,512        1,256,887
   Borrowed money                                                          1,342,691        1,512,729         (170,037)
   Foreign exchanges                                                       1,081,271          532,947          548,324
   Short-term corporate bonds                                                340,200           10,000          330,200
   Bonds and notes                                                         3,734,610        3,546,979          187,630
   Bonds with warrants                                                        50,000           50,528             (528)
   Due to trust account                                                    1,380,268        1,401,617          (21,349)
   Other liabilities                                                       3,079,852        3,163,552          (83,700)
   Reserve for employees' bonuses                                             16,881           17,028             (147)
   Reserve for employees' retirement benefits                                 34,932           36,976           (2,044)
   Reserve for expenses related to EXPO 2005 Japan                               158               50              107
   Reserves under special laws                                                 1,160              799              360
   Deferred tax liabilities                                                   56,131           60,836           (4,705)
   Deferred tax liabilities on land revaluation excess                       138,926          133,649            5,276
   Acceptances and guarantees                                              4,457,806        4,915,353         (457,547)
-------------------------------------------------------------------   ------------------------------------------------
      Total liabilities                                                  101,969,895       95,806,248        6,163,647
-------------------------------------------------------------------   ------------------------------------------------
Minority interest                                                            350,347          322,650           27,696
-------------------------------------------------------------------   ------------------------------------------------
Shareholders' equity:
   Capital stock                                                           1,258,052        1,258,052               --
   Capital surplus                                                           931,309          932,016             (707)
   Retained earnings                                                       1,506,576          962,347          544,228
   Land revaluation excess                                                   158,044          195,418          (37,373)
   Unrealized gains (losses) on securities available for sale                560,316         (223,432)         783,748
   Foreign currency translation adjustments                                 (115,424)         (73,499)         (41,924)
   Less treasury stock                                                        (3,631)          (4,482)             851
-------------------------------------------------------------------   ------------------------------------------------
      Total shareholders' equity                                           4,295,243        3,046,420        1,248,822
-------------------------------------------------------------------   ------------------------------------------------
      Total liabilities, minority interest and shareholders' equity      106,615,487       99,175,319        7,440,167
===================================================================   ================================================

See Notes to Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Operations

----------------------------------------------------------------------------------------------------------------------
                                                                       For the year ended March 31,
(in millions of yen)                                                     2004 (A)         2003 (B)        (A) - (B)
----------------------------------------------------------------------------------------------------------------------
Ordinary income:
   Interest income:
      Interest on loans and discounts                                        873,427        1,016,256         (142,829)
      Interest and dividends on securities                                   340,494          378,334          (37,839)
      Interest on call loans and bills bought                                  5,009            6,687           (1,678)
      Interest on receivables under resale agreements                         12,969           17,376           (4,407)
      Interest on receivables under securities borrowing
       transactions                                                           18,352           26,327           (7,974)
      Interest on due from banks                                              47,185           71,848          (24,663)
      Other interest income                                                  120,285          174,808          (54,523)
   -------------------------------------------------------------------------------------------------------------------
   Total interest income                                                   1,417,724        1,691,639         (273,915)
   Trust fees                                                                 86,461          101,442          (14,980)
   Fees and commissions                                                      487,786          428,014           59,772
   Trading profits                                                           135,647           79,907           55,739
   Other business income                                                     243,377          278,645          (35,268)
   Other ordinary income                                                     184,186          192,878           (8,692)
----------------------------------------------------------------------------------------------------------------------
Total ordinary income                                                      2,555,183        2,772,528         (217,345)
----------------------------------------------------------------------------------------------------------------------
Ordinary expenses:
   Interest expense:
      Interest on deposits                                                   161,921          231,832          (69,910)
      Interest on debentures and amortization of debenture
       discounts                                                               4,030            8,504           (4,473)
      Interest on negotiable certificates of deposit                           6,182            9,935           (3,752)
      Interest on call money and bills sold                                   10,266           12,787           (2,520)
      Interest on payables under repurchase agreements                        31,061           43,064          (12,003)
      Interest on payables under securities lending transactions              39,562           43,111           (3,548)
      Interest on commercial paper                                             2,937            4,583           (1,645)
      Interest on borrowed money                                              33,768           55,839          (22,070)
      Interest on short-term corporate bonds                                      44                0               44
      Interest on bonds and notes                                             67,218           75,967           (8,748)
      Amortization of bond discounts                                              --               21              (21)
      Interest on bonds with warrants                                            126            4,969           (4,842)
      Other interest expense                                                  33,374          143,904         (110,530)
   -------------------------------------------------------------------------------------------------------------------
   Total interest expense                                                    390,496          634,520         (244,024)
   Fees and commissions                                                       66,102           73,296           (7,194)
   Other business expenses                                                   152,803          126,198           26,605
   General and administrative expenses                                     1,047,735        1,048,806           (1,070)
   Other ordinary expenses:
      Provision for allowance for loan losses                                     --          146,052         (146,052)
      Other                                                                  319,674        1,103,916         (784,242)
   -------------------------------------------------------------------------------------------------------------------
   Total Other ordinary expenses                                             319,674        1,249,968         (930,294)
----------------------------------------------------------------------------------------------------------------------
Total ordinary expenses                                                    1,976,811        3,132,790       (1,155,978)
----------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)                                                       578,371         (360,262)         938,633
----------------------------------------------------------------------------------------------------------------------
Special gains:
      Gains on sales of premises and equipment                                 4,376            3,862              514
      Gains on loans charged-off                                              26,425           44,281          (17,856)
      Reduction in reserve for contingent liabilities from
       brokering of financial futures transactions                                26               --               26
      Reversal of allowance for loan losses                                  239,965               --          239,965
      Refund of enterprise taxes by the Tokyo Metropolitan
       Government                                                             41,989               --           41,989
      Gains on transfer of the substitutional portion of future
       pension obligations                                                    26,503               --           26,503
      Other special gains                                                         --              408             (408)
----------------------------------------------------------------------------------------------------------------------
Total special gains                                                          339,286           48,552          290,734
----------------------------------------------------------------------------------------------------------------------
Special losses:
      Losses on sales of premises and equipment                               15,773           24,542           (8,769)
      Losses on impairment of fixed assets                                    21,586               --           21,586
      Provision for reserve for contingent liabilities from
       brokering of securities transactions                                      387              257              130
      Other special losses                                                         7            4,232           (4,224)
----------------------------------------------------------------------------------------------------------------------
Total special losses                                                          37,754           29,031            8,722
----------------------------------------------------------------------------------------------------------------------
Income (Loss) before income taxes and others                                 879,903         (340,742)       1,220,645
----------------------------------------------------------------------------------------------------------------------
Income taxes-current                                                          45,956           55,919           (9,963)
Income taxes-deferred                                                        230,650         (237,065)         467,715
Minority interest                                                             42,480            1,898           40,581
----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                            560,815         (161,495)         722,310
======================================================================================================================

See Notes to Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Capital Surplus and Retained Earnings

----------------------------------------------------------------------------------------------------------------------
                                                                       For the year ended March 31,
(in millions of yen)                                                     2004 (A)         2003 (B)        (A) - (B)
----------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Capital Surplus
   Balance of capital surplus at beginning of fiscal year                    932,016          834,644           97,371
   ----------------------------------------------------------------   ------------------------------------------------
   Increase:                                                                      --          111,552         (111,552)
      Issuance of common stock due to capital increase                            --          111,552         (111,552)
   Decrease:                                                                    (707)         (14,180)          13,472
      Losses on sales of treasury stock, net of income taxes                    (707)         (14,180)          13,472
   ----------------------------------------------------------------   ------------------------------------------------
   Balance of capital surplus at end of fiscal year                          931,309          932,016             (707)
   ================================================================   ================================================
Consolidated Statements of Retained Earnings
   Balance of retained earnings at beginning of fiscal year                  962,347        1,189,718         (227,370)
   ----------------------------------------------------------------   ------------------------------------------------
   Increase:                                                                 577,123            3,228          573,895
      Net income                                                             560,815               --          560,815
      Reduction in land revaluation excess                                    16,286               --           16,286
      Decrease in consolidated subsidiaries                                       22               --               22
      Change in ownership percentage to a consolidated subsidiary
       due to stock repurchase by the subsidiary                                  --            2,648           (2,648)
      Decrease in companies accounted for by the equity method                    --              580             (580)
   ----------------------------------------------------------------   ------------------------------------------------
   Decrease:                                                                 (32,895)        (230,599)         197,704
      Net loss                                                                    --         (161,495)         161,495
      Cash dividends                                                         (32,891)         (45,943)          13,052
      Bonuses to directors of consolidated subsidiaries                           (3)              (3)              --
      Reduction in land revaluation excess                                        --           (1,420)           1,420
      Change in ownership percentage to consolidated subsidiaries and a company accounted for by the equity method due to
       their merger                                                               --          (17,725)          17,725
      Increase in consolidated subsidiaries and companies accounted
       for by the equity method                                                   --           (4,011)           4,011
   ----------------------------------------------------------------   ------------------------------------------------
   Balance of retained earnings at end of fiscal year                      1,506,576          962,347          544,228
   ================================================================   ================================================

See Notes to Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

----------------------------------------------------------------------------------------------------------------------
                                                                       For the year ended March 31,
(in millions of yen)                                                     2004 (A)         2003 (B)        (A) - (B)
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Income (loss) before income taxes and others                              879,903         (340,742)       1,220,645
   Depreciation                                                              106,495           86,242           20,253
   Impairment losses                                                          21,586               --           21,586
   Goodwill amortization                                                         551           (3,937)           4,488
   Equity in loss (earnings) of affiliates                                    (3,595)           3,532           (7,128)
   Increase (decrease) in allowance for loan losses                         (455,972)        (355,043)        (100,928)
   Increase (decrease) in allowance for losses on investment
    securities                                                                 1,194              566              627
   Increase (decrease) in reserve for losses on real
    estate-collateralized loans sold                                              --           (7,575)           7,575
   Increase (decrease) in reserve for employees' bonuses                        (147)             743             (890)
   Increase (decrease) in reserve for employees' retirement
    benefits                                                                  (1,467)             228           (1,696)
   Increase (decrease) in reserve for expenses related to
    EXPO 2005 Japan                                                              107               50               57
   Interest income recognized on statement of operations                  (1,417,724)      (1,691,639)         273,915
   Interest expenses recognized on statement of operations                   390,496          634,520         (244,024)
   Investment securities losses (gains)                                       20,149          400,864         (380,714)
   Losses (gains) on money held in trust                                      (6,992)           7,421          (14,414)
   Foreign exchange losses (gains)                                           495,113          (32,716)         527,829
   Losses (gains) on sales of premises and equipment                          11,395           20,680           (9,284)
   Net decrease (increase) in trading assets                                (966,983)         100,860       (1,067,844)
   Net increase (decrease) in trading liabilities                          1,260,653          848,319          412,334
   Adjustment of unsettled trading accounts                                  140,034         (601,361)         741,395
   Net decrease (increase) in loans and bills discounted                     (41,889)       1,668,901       (1,710,790)
   Net increase (decrease) in deposits                                     3,894,086        3,077,728          816,358
   Net increase (decrease) in negotiable certificates of deposit          (1,224,926)         863,841       (2,088,768)
   Net increase (decrease) in debentures                                    (371,003)      (1,639,510)       1,268,506
   Net increase (decrease) in borrowed money (excluding
    subordinated borrowings)                                                 (89,963)        (304,049)         214,086
   Net decrease (increase) in due from banks (excluding cash
    equivalents)                                                             597,067          477,598          119,469
   Net decrease (increase) in call loans and bills bought
    and others                                                            (1,592,137)       1,208,579       (2,800,716)
   Net decrease (increase) in receivables under securities
    borrowing transactions                                                (3,152,785)        (217,281)      (2,935,503)
   Net increase (decrease) in call money and bills sold and others         3,315,174         (695,559)       4,010,733
   Net increase (decrease) in commercial paper                              (117,078)         (75,419)         (41,658)
   Net increase (decrease) in payables under securities lending
    transactions                                                            (399,401)         475,235         (874,637)
   Net decrease (increase) in foreign exchanges (assets)                      50,562          (49,161)          99,723
   Net increase (decrease) in foreign exchanges (liabilities)                548,324           19,047          529,276
   Net increase (decrease) in issuance and redemption of short-term
    corporate bonds                                                          330,200           10,000          320,200
   Net increase (decrease) in issuance and redemption of
    unsubordinated bonds and notes                                           255,847          401,567         (145,720)
   Net increase (decrease) in due to trust account                           (21,349)        (880,607)         859,257
   Interest income (cash basis)                                            1,466,611        1,772,695         (306,084)
   Interest expenses (cash basis)                                           (442,499)        (718,006)         275,507
   Other                                                                    (428,749)         215,211         (643,960)
-------------------------------------------------------------------   ------------------------------------------------
   Sub-total                                                               3,050,886        4,681,824       (1,630,937)
   Income taxes                                                              (51,096)         (45,110)          (5,985)
-------------------------------------------------------------------   ------------------------------------------------
   Net cash provided by (used in) operating activities                     2,999,790        4,636,714       (1,636,923)
Cash flows from investing activities:
   Purchases of investment securities                                    (47,839,599)     (44,807,196)      (3,032,403)
   Proceeds from sales of investment securities                           29,004,862       27,103,131        1,901,730
   Proceeds from maturities of investment securities                      14,981,518       15,702,239         (720,720)
   Increase in money held in trust                                           (65,949)        (162,435)          96,486
   Decrease in money held in trust                                             9,349           64,037          (54,688)
   Purchases of premises and equipment                                       (49,867)         (42,775)          (7,091)
   Proceeds from sales of premises and equipment                              59,827           19,099           40,728
   Purchases of equity of newly consolidated subsidiaries                         --             (923)             923
   Proceeds from sales of equity of subsidiaries resulting
    exclusion from consolidation                                               5,948               --            5,948
-------------------------------------------------------------------   ------------------------------------------------
   Net cash provided by (used in) investing activities                    (3,893,910)      (2,124,823)      (1,769,087)
Cash flows from financing activities:
   Increase in subordinated borrowings                                       112,499          116,000           (3,500)
   Decrease in subordinated borrowings                                      (174,999)        (137,842)         (37,157)
   Increase in subordinated bonds and notes and bonds with warrants          304,155          189,757          114,397
   Decrease in subordinated bonds and notes and bonds with warrants         (323,285)        (625,897)         302,611
   Proceeds from issuance of common stock                                     10,000          223,104         (213,104)
   Proceeds from issuance of common stock to minority shareholders            38,407           16,195           22,212
   Dividend paid by the parent                                               (32,850)         (46,702)          13,852
   Dividend paid by subsidiaries to minority shareholders                     (5,678)          (3,414)          (2,264)
   Purchases of treasury stock                                                  (467)            (965)             498
   Proceeds from sales of treasury stock                                         949           82,944          (81,995)
-------------------------------------------------------------------   ------------------------------------------------
   Net cash provided by (used in) financing activities                       (71,269)        (186,820)         115,550
Effect of exchange rate changes on cash and cash equivalents                 (49,616)         (48,536)          (1,079)
-------------------------------------------------------------------   ------------------------------------------------
Net increase (decrease) in cash and cash equivalents                      (1,015,005)       2,276,534       (3,291,539)
Cash and cash equivalents at beginning of fiscal year                      4,049,530        1,741,798        2,307,731
Increase in cash and cash equivalents due to consolidation of
 new subsidiaries                                                                 --           34,811          (34,811)
Decrease in cash and cash equivalents due to deconsolidation of
 subsidiaries                                                                     --           (3,614)           3,614
-------------------------------------------------------------------   ------------------------------------------------
Cash and cash equivalents at end of fiscal year                            3,034,525        4,049,530       (1,015,005)
===================================================================   ================================================

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Notes related to the Consolidated Balance Sheet as of March 31, 2004 are as follows:

1. Basis of Presentation
     The accompanying Consolidated Balance Sheet of Mitsubishi Tokyo Financial Group, Inc. ("MTFG") and its subsidiaries is compiled as required by the Banking Law and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to the application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Trading Assets and Liabilities
     Transactions for trading purposes (for purposes of seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from gaps among markets) are included in Trading assets and Trading liabilities on a trade date basis.

     Trading assets and Trading liabilities are stated at market value at fiscal year end.

3. Investment Securities
     Debt securities being held to maturity are stated at amortized cost computed by the moving-average method (straight-line amortization). Other securities (securities available for sale) whose current value can be estimated are stated at market value at fiscal year end (sale cost is calculated by the moving-average method) and other non-marketable securities are stated at cost or amortized cost computed by the moving-average method. Unrealized gains and losses on securities available for sale are included in shareholders' equity, net of income taxes, other than the case that the securities embedding derivatives are measured at fair value in their entirety and the change in the fair value is recognized in current earnings.

4. Securities in Money Held in Trust
     Securities included in Money held in trust of sole investment mainly for the purpose of security investment are stated at the same method as described in notes 2. and 3.

5. Derivatives
     Derivatives for purposes other than trading are stated at market value in principle.
     In the previous fiscal year, MTFG's domestic banking subsidiary and trust banking subsidiary adopted the transitional treatments prescribed in the Industry Audit Committee Report No. 25, "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" issued by the Japanese Institute of Certified Public Accountants (the "JICPA") on July 29, 2002. According to the transitional treatments, currency swap transactions and fund swap transactions for the purpose of funds borrowing/lending in different currencies were accounted for on an accrual basis as financing transactions in accordance with the Industry Audit Committee Report No. 20, "Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" issued by the JICPA on November 14, 2000. In the current fiscal year, such swap transactions are stated at market value as derivative transactions and net assets or liabilities are recorded on the balance sheet in accordance with the standard treatments of the Industry Audit Committee Report No. 25.

     As a result, "Other assets" and "Other liabilities" increased by (Y)62,207 million, respectively. With respect to the currency swap transactions and fund swap transactions which had been accounted for on an accrual basis, the change had no effects on the results of operations since MTFG's domestic banking subsidiary and trust banking subsidiary applied hedge accounting in accordance with the Industry Audit Committee Report No. 25. Summary of the hedge accounting is described in Note 16.

     In the previous fiscal year, the translation adjustments of forward exchange transactions and other relevant transactions in MTFG's domestic banking subsidiary were reported as other in "Other assets" or other in "Other liabilities" on a net basis by applying the transitional treatments prescribed in the Industry Audit Committee Report No. 25. In the current fiscal year, they are reported as trading derivative financial instruments in "Trading assets" and "Trading liabilities" or as derivative financial instruments in "Other assets" and "Other liabilities" on a gross basis in accordance with the standard treatments of the Report No. 25. The translation adjustments of forward exchange transactions and other relevant transactions in MTFG's domestic trust banking subsidiary were reported as other in "Other assets" or other in "Other liabilities." In the current fiscal year, they are reported as trading derivative financial instruments in "Trading assets" and "Trading liabilities" or as derivative financial instruments in "Other assets" and "Other liabilities." As a result, "Trading assets" decreased by (Y)100,223 million, "Trading liabilities" decreased by (Y)138,205 million, "Other assets" increased by (Y)567,858 million and "Other liabilities" increased by (Y)605,840 million.

6. Premises and Equipment
     Depreciation for buildings and equipment of MTFG and its domestic banking subsidiary and trust banking subsidiary is computed using the declining-balance method.
     Principal estimated useful lives are as follows:
          Buildings                   15 years to 50 years
          Equipment and furniture     4 years to 15 years
     Depreciation for buildings and equipment of other consolidated subsidiaries is computed principally using the straight-line method based on the estimated useful lives.

7. Software
     Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over the estimated useful lives of 5 to 10 years.

8. Bond Discount and Bond Issuance Cost
     Bond discount is amortized over the remaining life of the bond. Bond issuance cost is charged to expenses when incurred.

9. Translation of Foreign Currency Items
     Foreign currency assets and liabilities and overseas branches' accounts of MTFG's domestic banking subsidiary and trust banking subsidiary are principally translated into yen equivalents at the exchange rates prevailing at fiscal year end, except equity securities of affiliated companies which are translated into yen equivalents at the exchange rates prevailing at the acquisition date for those securities.
     Foreign currency assets and liabilities of other consolidated subsidiaries are principally translated into yen equivalents at the exchange rates prevailing at fiscal year end of each company.

10. Allowance for Loan Losses
     An allowance for loan losses of MTFG's primary domestic consolidated subsidiaries is provided as detailed below, pursuant to the internal rules for self-assessment of asset quality and the internal rules for providing allowances for credit losses:
     For claims to debtors who are legally bankrupt (due to bankruptcy, special liquidation, suspension of transactions with banks by the rules of clearing houses, etc.) or virtually bankrupt, an allowance is provided based on the amount of claims, after the charge-off as stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.
     For claims to debtors who are likely to become bankrupt for which future cash flows could not be reasonably estimated, an allowance is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.
     For claims to debtors who are likely to become bankrupt and to be closely watched for which future cash flows could be reasonably estimated, an allowance is provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.
     For other claims, an allowance is provided based on historical loan loss experience.
     The allowance for loans to specific foreign borrowers is provided based on the amount of expected losses due to the political and economic situation of their respective countries.
     All claims are assessed by the branches and credit supervision divisions based on the internal rules for self-assessment of asset quality. The credit examination divisions, which are independent from branches and credit supervision divisions, subsequently conduct audits of their assessments, and an allowance is provided based on audit results.
     For collateralized or guaranteed claims to debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged-off and the amount was (Y)528,339 million.
     An allowance for loan losses of other consolidated subsidiaries is provided based on historical loan losses experience or estimated collectibility of specific claims.

11. Allowance for Losses on Investment Securities
     An allowance for losses on investment securities is provided based on the estimated losses on non-marketable debt securities.

12. Reserve for Employees' Bonuses
     A reserve for employees' bonuses is provided for the payment of employees' bonuses based on estimated amounts of the future payments attributed to the current fiscal year.

13. Reserve for Employees' Retirement Benefits
     A reserve for employees' retirement benefits is provided for the payment of employees' retirement benefits based on estimated amounts of the actuarial retirement benefit obligation and the related pension assets. Prior service cost is amortized using the straight-line method over 10 years. Net actuarial gain
(loss) is amortized using the straight-line method over 10 years commencing from the next fiscal year of incurrence. The unrecognized net retirement benefit obligation at the adoption of new accounting standard is being amortized using the straight-line method over 5 years.

14. Equipment Used under Finance Lease Agreements
     Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer ownership of leased equipment to the lessee, in which case the equipment is capitalized.

15. Hedge Accounting for Interest Rate Risks
     With respect to hedge accounting for interest rate risks arising from financial assets and liabilities, in the previous fiscal year, MTFG's domestic banking subsidiary and trust banking subsidiary principally applied the "macro hedge" accounting for which they manage interest rate risks arising from various deposits and loans etc. with derivative transactions as a whole in conformity with the transitional treatments prescribed in the Industry Audit Committee Report No. 24, "Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry" issued by the JICPA on February 13, 2002. Since the beginning of the current fiscal year, they have adopted portfolio hedges or individual hedges prescribed in the Report No. 24 and the Accounting Committee Report No. 14, "Practical Guidelines for Accounting for Financial Instruments" issued by the JICPA on January 31, 2000. The method of the hedge accounting is the deferral method other than the exceptional method for certain interest rate swaps which meet the conditions of the exceptional treatment.
     In hedging activities to offset changes in the fair value of fixed rate deposits and loans etc., MTFG's domestic banking subsidiary and trust banking subsidiary distinguish hedged items by grouping the hedged items by their maturities and designate interest rate swap transactions etc. as hedging instruments individually or in accordance with the Industry Audit Committee Report No. 24. In hedging activities offsetting changes in the fair value of fixed rate bonds, they distinguish hedged items by individual bond or identical type of bonds and designate interest rate swap transactions etc. as hedging instruments.
     In hedging activities to fix forecasted cash flows on variable rate or short-term fixed rate deposits and loans etc., MTFG's domestic banking subsidiary and trust banking subsidiary distinguish hedged items by grouping the hedged items by their index interest rates and repricing terms and designate interest rate swap transactions etc. as hedging instruments in accordance with the Industry Audit Committee Report No. 24. Since material terms related to the hedged items and hedging instruments are substantially identical, hedge relationship is deemed to be highly effective and the hedge effectiveness testing is substituted. Effectiveness is also tested by correlation of fluctuation factors in interest rates.
     Deferred hedge losses and deferred hedge gains recorded on the balance sheet as of March 31, 2003 as a result of the macro hedge accounting are realized as expenses or income over the remaining lives of the hedging instruments (at most 15 years from 2003). Deferred hedge losses and deferred hedge gains attributable to the macro hedge accounting as of March 31, 2004 were
(Y)198,066 million and (Y)239,720 million, respectively.

16. Hedge Accounting for Foreign Exchange Risks
     With respect to hedge accounting for foreign exchange risks attributable to foreign-currency-denominated financial assets and liabilities, since the beginning of the current fiscal year, MTFG's domestic banking subsidiary and trust banking subsidiary have applied the deferral hedge accounting by distinguishing hedged items by grouping the foreign-currency-denominated financial assets and liabilities by currencies and designating currency swap transactions and forward exchange contracts (funds swap transactions) as hedging instruments, pursuant to the Industry Audit Committee Report No. 25.
     They also engage in "portfolio hedge" to hedge foreign exchange risk attributable to foreign-currency-denominated investments in affiliated companies and foreign-currency-denominated securities available for sale (other than bonds), using foreign-currency-denominated liabilities and forward exchange contracts as hedging instruments. They apply the deferral hedge method to foreign-currency-denominated investments in affiliated companies and the fair value hedge method to foreign-currency-denominated securities available for sale (other than bonds).

17. Intercompany and Intracompany Swap Transactions
     With respect to the intercompany and intracompany derivative transactions, realized gains (losses) or valuation gains (losses) on the interest rate swap transactions and currency swap transactions are reported in current earnings or deferred as assets or liabilities without elimination if mirror transactions with the third parties against these swap transactions designated as hedging instruments are appropriately conducted in conformity with the non-arbitrary and strict hedging policy in accordance with the Industry Audit Committee Report No. 24 and No. 25.

18. Consumption Taxes
     The National Consumption Tax and the Local Consumption Tax are excluded from transaction amounts. The portion of the National Consumption Tax and the Local Consumption Tax, which were paid on the purchase of premises and equipment and which are not deductible as a tax credit, are charged to expenses when incurred.

19. Reserve for Expenses Related to EXPO 2005 Japan
     A reserve for expenses related to EXPO 2005 Japan is provided for the expenses related to the participation in the EXPO 2005 Japan scheduled to be held in 2005 based on the estimated contractual participation expenses allocated over the period. The reserve is provided pursuant to Article 43 of the Commercial Code and includes the allowance provided pursuant to Article 68-52 of the Special Taxation Measures Law.

20. Reserves under Special Laws
     Pursuant to Article 82 of the Financial Futures Transactions Law, a reserve for contingent liabilities from brokering of financial futures transactions of
(Y)31 million was provided.
     Pursuant to Article 51 of the Securities and Exchange Law, a reserve for contingent liabilities from brokering of securities transactions of (Y)1,129 million was provided.

21. Consolidated Corporate-tax System
     MTFG and certain domestic consolidated subsidiaries adopt consolidated corporate-tax system, with MTFG being a parent company under the system.

22. Due from Directors of MTFG
     Due from directors of MTFG was (Y)92 million.

23. Accumulated Depreciation
     Accumulated depreciation on premises and equipment was (Y)619,149 million.

24. Accumulated Impairment Losses
     Accumulated impairment losses on fixed assets were (Y)21,586 million.

25. Accumulated Deferred Gains on Sales of Real Estate
     Accumulated deferred gains on sales of real estate of (Y)45,867 million were deducted from the acquisition cost of newly acquired premises and equipment.

26. Lease Contracts
     Other than premises and equipment which are reported on the consolidated balance sheet, some electronic computers are used by the lease contracts.

27. Nonaccrual Loans
     Loans to customers in bankruptcy and past due loans are included in Loans and bills discounted, and the amounts were (Y)46,138 million and (Y)693,477 million, respectively. The amount of past due loans included loans of (Y)1,050 million entrusted to the Resolution and Collection Corporation, which facilitates the removal of problem loans from balance sheet.
     Loans are generally placed on nonaccrual status when substantial doubt is judged to exist as to ultimate collectibility of either principal or interest if they are past due for a certain period or for other reasons. Loans to customers in bankruptcy represent nonaccrual loans, after the partial charge-off of claims deemed uncollectible, to debtors who are legally bankrupt, which are defined in
Article 96, Paragraph 1, Subparagraph 3 and 4 of Enforcement Ordinance for the Corporation Tax Law. Past due loans are nonaccrual loans other than loans to customers in bankruptcy and loans for which interest payments are deferred in order to assist the financial recovery of debtors in financial difficulties.

28. Accruing Loans Contractually Past Due 3 Months or More
     Accruing loans contractually past due 3 months or more are included in Loans and bills discounted, and the amount was (Y)12,260 million. Loans classified as loans to customers in bankruptcy or past due loans are excluded.

29. Restructured Loans
     Restructured loans are included in Loans and bills discounted, and the amount was (Y)701,648 million. Such restructured loans are loans on which concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, reduction of the face amount or maturity amount of the debt or accrued interest) have been granted to debtors in financial difficulties to assist them in their financial recovery and eventually to be able to repay to creditors. Loans classified as loans to customers in bankruptcy, past due loans or accruing loans contractually past due 3 months or more are excluded.

30. Nonaccrual Loans, Accruing Loans Contractually Past Due 3 Months or More and Restructured Loans
     Total amount of nonaccrual loans, accruing loans contractually past due 3 months or more and restructured loans was (Y)1,453,524 million. The amount of past due loans included loans of (Y)1,050 million entrusted to the Resolution and Collection Corporation, which facilitates the removal of problem loans from balance sheet.
     The amounts reflected in Notes 27. to 30. represent the gross receivable amounts prior to reduction for the allowance for loan losses.

31. Bills Discounted
     Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No.24. Bills accepted by other banks, commercial bills, bills of exchange, and foreign bills bought discounted by MTFG's domestic banking subsidiary and trust banking subsidiary are permitted to be sold or pledged and the total face value was (Y)730,910 million.

32. Assets Pledged
     Assets pledged as collateral were as follows:
        Cash and due from banks                   (Y)1,882 million
        Trading assets                          (Y)189,155 million
        Investment securities                   (Y)829,776 million
        Loans and bills discounted            (Y)3,961,200 million
        Premises and equipment                   (Y)28,872 million

     Liabilities related to the pledged assets were as follows:
        Deposits                                (Y)199,085 million
        Call money and bills sold             (Y)4,405,600 million
        Borrowed money                          (Y)109,378 million
        Other liabilities                        (Y)10,567 million
        Acceptances and guarantees                (Y)1,806 million

     In addition, Cash and due from banks of (Y)165,087 million, Trading assets of (Y)2,658 million, Investment securities of (Y)3,581,458 million, Loans and bills discounted of (Y)1,413,206 million and Other assets of (Y)76,484 million were pledged as collateral for settlement of exchange or derivatives transactions or as valuation margin.
     Trading assets of (Y)2,258,988 million and Investment securities of
(Y)2,497,697 million were sold under repurchase agreements or lent under secured lending transactions, and Payables under repurchase agreements of (Y)2,304,661 million and Payables under securities lending transactions of (Y)2,525,523 million were corresponding.
     Bills rediscounted are accounted for secured borrowing transactions in conformity with the Industry Audit Committee Report No.24. The total face value of bills accepted by other banks, commercial bills, and bills of exchange rediscounted by MTFG's domestic banking subsidiary and trust banking subsidiary was (Y)25,199 million.

33. Land Revaluation Excess
     Pursuant to the Law concerning Revaluation of Land, March 31, 1998, land used for business operations of domestic subsidiaries has been revalued as of the following dates. Land revaluation excess is included in Shareholders' equity, net of income taxes. The land revaluation excess includes MTFG's ownership percentage of affiliated companies' land revaluation excess.
     Date of the revaluation:
        Domestic banking subsidiary         March 31, 1998
        Domestic trust banking subsidiary   March 31, 2002
        Other domestic subsidiaries         December 31, 2001
     The method of the revaluation as set forth in Article 3, Paragraph 3 of the
Law:
        Pursuant to Article 2, Subparagraph 4 of the Enforcement Ordinance for the Law concerning Revaluation of Land, the land price for the revaluation is determined based on the method established and published by the Director General of National Tax Agency in order to calculate the land value for a basis of determining the taxable amount subject to land value tax prescribed by Article 16 of the Land Value Tax Law, reflecting appropriate adjustments for land shape and timing of the assessment and based on real estate appraisal information defined by Article 5 of the Law.
     The difference between the total fair value of the land used for business operations which had been revalued pursuant to Article 10 of the Law and the total book value of such land as of March 31, 2004 was (Y)107,006 million.
     Land used for business operations of a certain affiliated company has been revalued as of March 31, 2002.

34. Subordinated Borrowings
     Subordinated borrowings of (Y)708,221 million were included in Borrowed money.

35. Subordinated Bonds
     Subordinated bonds of (Y)1,497,892 million were included in Bonds and notes.

36. Guaranteed Trusts
     Principal amounts of Jointly operated designated money trusts and Loan trusts of MTFG's trust banking subsidiary, for which repayment of the principal to the customers is guaranteed, were (Y)948,854 million and (Y)1,131,498 million, respectively.

37. Net Assets per Common Share
     Net assets per common share were (Y)620,797.48.

38. Write Down of Investment Securities
     Marketable securities other than trading securities are written down when a decline in the market value below the cost of the securities is substantial and the valuation differences are recognized as losses, based upon the judgment that the decline in market value is other than temporary at the current fiscal year-end. A "substantial decline in the market value" is recognized based on the classification of issuers as follows, pursuant to the internal rules for self-assessment of asset quality:
        Issuers who are legally bankrupt, virtually bankrupt or likely to become bankrupt: Market value is lower than cost
        Issuers who are to be closely watched: Market value is 30% or more lower than cost
        Other issuers: Market value is 50% or more lower than cost

39. Market Value of Securities
     Market value and valuation differences of securities were as follows. Securities below include trading securities, trading commercial paper and trading short-term corporate bonds classified as Trading assets, negotiable certificates of deposits classified as Cash and due from banks and investments in commodity investment trusts classified as Commercial paper and other debt purchased. The same definition is applied in Notes 40. to 42.
     Trading securities
        Balance sheet amount                (Y)5,655,999 million
        Valuation profits included in       ((Y)3,823) million
         Income before income taxes and
         others

Marketable debt securities being held to maturity
                                                                             (in millions of yen)
                                 Balance
                               sheet amount   Market value   Differences    Gains        Losses
Domestic bonds                    1,159,458      1,165,842         6,383       7,602         1,218
   Government bonds                 998,942        999,449           507       1,724         1,217
   Municipal bonds                  108,576        112,230         3,703       3,704             0
   Corporate bonds                   51,988         54,162         2,173       2,173            --
Other securities                    242,357        244,978         2,620       2,626             5
   Foreign bonds                     74,239         76,825         2,586       2,592             5
   Other                            168,118        168,152            34          34            --
--------------------------------------------------------------------------------------------------
   Total                          1,401,815      1,410,820         9,004      10,228         1,224
--------------------------------------------------------------------------------------------------

Marketable securities available for sale
                                                                              (in millions of yen)
                                                 Balance      Valuation
                                   Cost       sheet amount   differences       Gains        Losses
Domestic equity securities        2,768,443      3,553,772       785,328       891,328       105,999
Domestic bonds                   15,703,795     15,707,190         3,394        40,723        37,328
   Government bonds              13,989,184     13,986,921        (2,263)       31,617        33,880
   Municipal bonds                  243,459        244,981         1,522         2,734         1,212
   Corporate bonds                1,471,150      1,475,286         4,136         6,371         2,235
Other securities                  7,806,986      7,965,776       158,790       182,541        23,750
   Foreign equity securities         15,012         29,518        14,506        14,827           321
   Foreign bonds                  6,316,837      6,424,133       107,296       115,867         8,570
   Other                          1,457,136      1,512,124        36,987        51,846        14,858
----------------------------------------------------------------------------------------------------
Total                            26,279,224     27,226,739       947,514     1,114,592       167,078

     Among the valuation differences above, the amounts of shareholders' equity, net of income taxes were (Y)947,322 million as a result of recognizing (Y)191 million profits, which were related to the securities embedding derivatives and measured in their entirety, in current earnings. Those amounts, net of
(Y)386,296 million of related deferred tax liabilities, were (Y)561,025 million. Net valuation differences, excluding minority interest of (Y)3,001 million and adding MTFG's ownership percentage of affiliates' unrealized gains on securities available for sale of (Y)2,056 million, were (Y)560,080 million which were included in Unrealized gains on securities available for sale.

40. Securities Available for Sale Sold
     Securities available for sale sold during the fiscal year were as follows:
                             (in millions)
Proceeds from sales                     Gains          Losses
  (Y)28,653,515                      (Y)224,278       (Y)211,230

41. Securities Not Stated at Market Value
The balance sheet amounts of principal securities not stated at market value were as follows:
                                             Balance sheet amount
Debt Securities being held to maturity
   Foreign bonds                               (Y)13,749 million
Securities available for sale
   Domestic equity securities                 (Y)182,534 million
   Domestic corporate bonds                   (Y)410,366 million
   Foreign bonds                               (Y)18,935 million

42. Redemption Schedule of Bonds
     Redemption schedule of bonds classified as securities available for sale and being held to maturity was as follows:

                                                               (in millions of yen)
                                                             Due after 5
                                              Due after 1      years
                                Due within    year through   through 10    Due after
                                  1 year        5 years        years       10 years
Domestic bonds                    8,211,601      6,917,038     1,020,579    1,132,321
   Government bonds               7,818,442      5,246,113       793,757    1,127,550
   Municipal bonds                   92,371        168,187        97,475           --
   Corporate bonds                  300,787      1,502,737       129,346        4,771
Other bonds                       1,308,985      4,582,721       635,971    1,154,553
   Foreign bonds                  1,047,316      4,350,417       447,576      653,007
   Other                            261,669        232,304       188,395      501,545
-------------------------------------------------------------------------------------
Total                             9,520,586     11,499,760     1,656,551    2,286,875

43. Money Held in Trust
Classification of Money held in trust was as follows:
Money held in trust for trading purposes
   Balance sheet amount                                    (Y)334,316 million
   Valuation gains included in Income before income          (Y)8,247 million
    taxes and others
Other Money held in trust
                                                                (in millions)
    Cost       Balance sheet amount     Valuation differences   Gains   Losses
 (Y)134,664         (Y)135,061                (Y)396           (Y)396       --
     Valuation differences, net of (Y)161 million of related deferred tax liabilities, were (Y)235 million which were included in Unrealized gains on securities available for sale.

44. Securities Lent/Borrowed
     Unsecured securities lent for which borrowers have rights of sale or pledge were included in Investment securities and the amount was (Y)18,210 million.
     With respect to borrowed securities and purchased securities under resale agreements that are permitted to be sold or pledged, (Y)2,034,714 million were pledged, (Y)619,431 million were lent and (Y)4,916,039 million were held at hand at this fiscal year end.

45. Loan Commitments
     Contracts of overdraft facilities and loan commitment limits are contracts under which customers are lent to up to the prescribed limits in response to the customers' application for a loan as long as there is no violation of any condition in the contracts. The unused amount within the limits relating to these contracts was (Y)29,949,651 million.
     Since many of these commitments expire without being drawn, the unused amount does not necessarily represent a future cash requirement. Most of these contracts have conditions that allow MTFG and its consolidated subsidiaries to refuse the customers' application for a loan or decrease the contract limits with proper reasons (e.g., changes in financial situation, deterioration in customers' creditworthiness, etc.). At the inception of contracts, MTFG and its consolidated subsidiaries obtain real estate, securities, etc. as collateral if considered to be necessary. Subsequently, MTFG and its consolidated subsidiaries perform periodic reviews of the customers' business results based on internal rules, and take necessary measures to reconsider conditions in contracts and/or require additional collateral and guarantees.

46. Employees' Retirement Benefits
     The funded status and amounts recognized in the Consolidated Balance Sheet were as follows:
                                                       (in millions of yen)
Projected benefit obligation                                       (997,243)
Fair value of plan assets                                           958,308
Projected benefit obligation in excess of plan assets               (38,935)
Unrecognized plan assets                                            (57,822)
Unrecognized net obligation at transition                            16,100
Unrecognized net actuarial loss                                     276,175
Unrecognized prior service cost                                     (37,753)
Net amount recognized in the Consolidated Balance Sheet             157,764
Prepaid pension costs                                               189,249
Reserve for employees' retirement benefits                          (34,932)

47. Transfer of Substitutional Portion of Pension Obligations
     On August 1, 2003, according to the enactment of the Defined Benefit Pension Plan Law, MTFG's domestic banking subsidiary obtained an approval of exemption from the substitutional portion of its future pension obligations by the Minister of Health, Labor and Welfare. MTFG's domestic banking subsidiary recognized extinguishment of benefit obligation and plan assets as of the date of approval in accordance with a transitional measurement prescribed in Article 47-2 of the Accounting Committee Report No. 13, "Practical Guidelines for Accounting for Retirement Benefits (Interim Report)" issued by the JICPA on September 14, 1999.
     As a result, special gains of (Y)26,503 million were recorded in this fiscal year.
     The substitutional portion of the plan assets which will be transferred to the government in the subsequent year measured at the fiscal year-end was
(Y)96,729 million.

48. Derivatives Embedded in Hybrid Financial Instruments
     The derivatives, which were embedded in hybrid financial instruments and not required to be accounted separately from the host contracts, had been accounted for on an accrual basis together with the host contracts. Since the beginning of the current fiscal year, such embedded derivatives have been measured at market value and their valuation gains (losses) have been reported in current earnings if they are managed separately from the host contracts.
     Such hybrid financial instruments had been risk adjusted items in the macro hedge accounting. Since the beginning of the current fiscal year, MTFG's domestic banking subsidiary and trust banking subsidiary have adopted the standard treatments of the Industry Audit Committee Report No. 24 and, therefore, valuation gains (losses) on the derivatives which used to be risk adjusting instruments in the macro hedge accounting are reported in current earnings. In response to this change, they changed the accounting for the embedded derivatives, which had been accounted together with the host contracts, and measured them at market value and reported their valuation gains (losses) in current earnings if they are managed separately from the host contracts.
     As a result, ordinary profit and income before income taxes and others increased by (Y)10,435 million, respectively.

49. Impairment of Fixed Assets
     In the previous years, valuation loss attributable to the significant decline in the fair value of owned and unutilized land below the carrying amount of it had been recognized. Effective April 1, 2003, the MTFG Group adopted "Accounting Standards for Impairment of Fixed Assets" issued by the Business Accounting Council on August 9, 2002 and Financial Accounting Standard Implementation Guidance No. 6, "Implementation Guidance for Accounting Standard for Impairment of Fixed Assets" issued by the Accountig Standards Board of Japan, "ASBJ" on October 31, 2003, because their early adoption in the fiscal year ended March 31, 2004 was permitted. The adoption had an impact on Income before income taxes and others by (Y)15,255 million.

     Notes related to the Consolidated Statement of Operations for the year ended March 31, 2004 are as follows:

1. Basis of Presentation
     The accompanying Consolidated Statement of Operations is compiled as required by the Banking Law and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Net Income per Common Share
     Net income per common share was (Y)87,156.62.

3. Net Income per Common and Common Equivalent Share
     Net income per common and common equivalent share was (Y)85,017.34.

4. Trading Profits and Losses
     Profits and losses on trading transactions (dividends and interest, gains or losses on sales, and valuation gains or losses) are shown as Trading profits or Trading losses on a trade date basis.

5. Other Ordinary Income
     Other ordinary income included gains on sales of equity securities of
(Y)90,571 million.

6. Other Ordinary Expenses
     Other ordinary expenses included losses on loan charge-offs of (Y)70,472 million and losses on sales of loans and other claims of (Y) 61,264 million.

7. Impairment of Fixed Assets
     Impairment losses on fixed assets of MTFG's domestic banking subsidiary, trust banking subsidiary and a certain consolidated subsidiary for the fiscal year are as follows:

-------------------------------------------------------------------------------------------------------------
                                                                                         Impairment Losses
       Area                  Principal Use                         Type                 (in millions of (Y))
-------------------------------------------------------------------------------------------------------------
                   Business Premises                5                                                   1,338
Metropolitan Area  Idle Properties and training        Land, Building and Properties
                   facilities, etc. held for sale  22                                                   8,722
-------------------------------------------------------------------------------------------------------------
                   Business Premises                3                                                   2,202
Others             Idle Properties and training        Land, Building and Properties
                   facilities, etc. held for sale  14                                                   9,322
-------------------------------------------------------------------------------------------------------------

     MTFG's domestic banking subsidiary and trust banking subsidiary group business premises by each business location (sharing physically identical assets) such as a branch, an office, a department, etc. for which profit and loss are continuously measured and recognized as the minimum unit of grouping, and group unutilized assets and assets to be sold by each asset as the minimum unit of grouping. Since the head office, training facilities, computer system and business operation centers, company houses and dormitories, recreation facilities, etc. do not have identifiable cash flows that are largely independent of the cash flows of other assets and liabilities and of other asset groups, they are grouped as shared assets.

     Though MTFG's domestic banking subsidiary revalued land used for business operations pursuant to the Law concerning Revaluation of Land, promulgated on March 31, 1998, the 8 business premises described above made unrealized losses due to declines in land prices after the revaluation of land. Since the sum of the undiscounted future cash flows on these business premises was exceeded by the carrying amount of the business premises after the revaluation, the carrying amount was reduced to the recoverable amount of the business premises and the difference of these amounts ((Y)3,541 million) was recognized as an impairment loss and reported in Special Losses. The recoverable amount used for the measurement of the impairment loss was the fair value less cost to sell. The fair value less cost to sell was determined based on the method established and published by the Director General of National Tax Agency in order to calculate the land value for a basis of determining the taxable amount subject to land value tax prescribed by Article 16 of the Land Value Tax Law, etc.
     MTFG's domestic banking subsidiary, trust banking subsidiary and a certain consolidated subsidiary reduced the carrying amount of the above mentioned 30 idle properties and 6 recreation facilities to be disposed to the recoverable amount of them and the difference ((Y)18,045 million) of these amounts was recognized as an impairment loss and reported in Special Losses. The recoverable amount used for the measurement of the impairment loss was the fair value less cost to sell. The fair value less cost to sell was determined based on the expected amount for sale or real estate appraisal, etc.

8. Amortization of Bond Discount
     Since the Ministerial Ordinance of the Banking Law Another Form was revised based on Article 40 of Cabinet Ordinance relating to revising a part of the Ministerial Ordinance, though amortization of bond discount had been reported separately as "Amortization of debenture discounts" in the previous years, it was included in "Interest on debentures" in the current fiscal year.

     Note related to the Consolidated Statement of Capital Surplus and Retained Earnings for the year ended March 31, 2004 is as follows:

1. Basis of Presentation
     The accompanying Consolidated Statement of Capital Surplus and Retained Earnings is compiled as required by the Banking Law and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

     Notes related to the Consolidated Statement of Cash Flows for the year ended March 31, 2004 are as follows:

1. Basis of Presentation
     The accompanying Consolidated Statement of Cash Flows is compiled as required by the Banking Law and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Definition of Cash and Cash Equivalents
     For the purpose of reporting cash flows, cash and cash equivalents are defined as those amounts included in Cash and due from banks excluding time deposits and negotiable certificates of deposits in other banks.

3. Reconciliation to the Cash and Cash Equivalents
     The reconciliation of the Cash and due from banks in the Consolidated Balance Sheet to the Cash and cash equivalents at end of fiscal year is as follows:

                                                                  (in millions)
Cash and due from banks                                           (Y) 6,511,422
Time deposits and negotiable certificates of deposit
in other banks                                                       (3,476,897)
                                                                  -------------
Cash and cash equivalents at end of fiscal year                   (Y) 3,034,525
                                                                  =============

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Significant Policies in Preparation of Consolidated Financial Statements

1. Scope of Consolidation
  (1) Number of consolidated subsidiaries: 152
         Significant companies
          The Bank of Tokyo-Mitsubishi,    The Mitsubishi Trust and Banking
          Ltd.                             Corporation

  (2) Number of non-consolidated subsidiaries: 2
         Companies
          KOKUSAI Europe Limited           KOKUSAI America Incorporated

          Non-consolidated subsidiaries are excluded from the scope of consolidation since their assets, ordinary income, and our ownership percentage of their net income or retained earnings do not have a material impact on our results of operations or financial condition.

2. Application of the Equity Method
  (1) Number of affiliated companies accounted for by the equity method: 24

         Significant companies
            Diamond Lease Co., Ltd.        The Master Trust Bank of Japan, Ltd.
            Diamond Computer Service Co.,
            Ltd.                           M&T Information Technology Co., Ltd.
            BOT Lease Co., Ltd.            MTBC Bank Deutschland GmbH

     (2) Number of non-consolidated subsidiaries and affiliated companies not accounted for by the equity method: 2
         Companies
            KOKUSAI Europe Limited         KOKUSAI America Incorporated
          Non-consolidated subsidiaries and affiliated companies not accounted for by the equity method are excluded from the scope of the equity method since our ownership percentage of their net income or retained earnings do not have a material impact on our consolidated financial statements.
     (3) Although we own 29.3% of voting rights for Suzuyo Sanwa Tatemono Co., Ltd. (The company's name was changed to Suzuyo Sanwa Tatemono Co., Ltd. from Sanwa Tatemono Co., Ltd. in January, 2004. ) ,we do not regard it as an affiliated company since we do not have the ability to exercise significant influence over the company due to its commencement of corporate rehabilitation proceedings pursuant to the Corporate Rehabilitation Law in June 1994.

3. Fiscal Year Ends of Consolidated Subsidiaries
     (1) Fiscal year ends of consolidated subsidiaries are as follows:
            October 31   :   2  subsidiaries     February 29 :   1  subsidiary
            December 31  :  99  subsidiaries     March 31    :  50  subsidiaries
     (2) Subsidiaries whose fiscal year ends are October 31 are consolidated based on their financial statements ended on January 31. Other subsidiaries are consolidated based on financial statements for their respective fiscal year ends. Significant transactions occurred during the intervening periods are reflected in the consolidated financial statements.
4. Valuation of Assets and Liabilities of Consolidated Subsidiaries
               All assets and liabilities of consolidated subsidiaries are measured at fair value when they are included in the scope of consolidation.

5. Amortization of Goodwill
               Goodwill is charged to expenses when incurred.

6. Appropriation of Capital Surplus and Retained Earnings
               Consolidated Statements of Capital Surplus and Retained Earnings is prepared based on capital surplus and retained earnings appropriated during the fiscal year of consolidated financial statements.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Segment Information
-------------------

1.   Business segment information

[For the year ended March 31, 2004]
--------------------------------------------------------------------------------------------------------------------------------
                                                   Trust
                                      Banking     Banking     Securities     Other        Total      (Elimination)  Consolidated
--------------------------------------------------------------------------------------------------------------------------------
Ordinary income                      1,784,643      499,122      195,954     207,973     2,687,694        (132,510)    2,555,183
   Ordinary income from customers    1,758,067      483,201      179,776     134,137     2,555,183              --     2,555,183
   Internal ordinary income among
   segments                             26,576       15,920       16,177      73,836       132,510        (132,510)           --
Ordinary expenses                    1,392,766      368,205      152,144     129,868     2,042,984         (66,173)    1,976,811
Ordinary profit                        391,877      130,916       43,810      78,104       644,709         (66,337)      578,371
Assets                              82,744,892   19,245,673    6,263,561   1,760,740   110,014,868      (3,399,381)  106,615,487
Depreciation                            75,220       15,984       12,927       2,363       106,495              --       106,495
Capital expenditures                   124,701       22,154        9,216       5,235       161,308              --       161,308
--------------------------------------------------------------------------------------------------------------------------------

Notes:
     1. Amounts are rounded down to the nearest million yen.
     2. Other primarily includes credit card and leasing businesses.
     3. In the previous fiscal year, MTFG's domestic banking subsidiary and trust banking subsidiary adopted the transitional treatments prescribed in the Industry Audit Committee Report No. 25, "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" issued by the Japanese Institute of Certified Public Accountants (the "JICPA") on July 29, 2002. According to the transitional treatments, currency swap transactions and fund swap transactions for the purpose of funds borrowing/lending in different currencies were accounted for on an accrual basis as financing transactions in accordance with the Industry Audit Committee Report No. 20, "Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" issued by the JICPA on November 14, 2000. In the current fiscal year, such swap transactions are stated at market value as derivative transactions and net assets or liabilities are recorded on the balance sheet in accordance with the standard treatments of the Industry Audit Committee Report No. 25.
        As a result, assets increased by 62,207 million yen, and its effect in the Banking segment and the Trust Banking segment was 59,734 million yen and 2,473 million yen, respectively.
        In the previous fiscal year, the translation adjustments of forward exchange transactions and other relevant transactions in MTFG's domestic banking subsidiary were reported as other in "Other assets" or other in "Other liabilities" on a net basis by applying the transitional treatments prescribed in the Industry Audit Committee Report No. 25. In the current fiscal year, they are reported as trading derivative financial instruments in "Trading assets" and "Trading liabilities" or as derivative financial instruments in "Other assets" and "Other liabilities" on a gross basis in accordance with the standard treatments of the Report No. 25. The translation adjustments of forward exchange transactions and other relevant transactions in MTFG's domestic trust banking subsidiary were reported as other in "Other assets" or other in "Other liabilities." In the current fiscal year, they are reported as trading derivative financial instruments in "Trading assets" and "Trading liabilities" or as derivative financial instruments in "Other assets" and "Other liabilities." As a result, assets increased by 467,635 million yen, and its effect in the Banking segment and the Trust Banking segment was 466,600 million yen and 1,034 million yen, respectively.
     4. The derivatives, which were embedded in hybrid financial instruments and not required to be accounted separately from the host contracts, had been accounted for on an accrual basis together with the host contracts. Since the beginning of the current fiscal year, such embedded derivatives have been measured at market value and their valuation gains (losses) have been reported in current earnings if they are managed separately from the host contracts.
        Such hybrid financial instruments had been risk adjusted items in the macro hedge accounting. Since the beginning of the current fiscal year, MTFG's domestic banking subsidiary and trust banking subsidiary have adopted the standard treatments of the Industry Audit Committee Report No. 24 and, therefore, valuation gains (losses) on the derivatives which used to be risk adjusting instruments in the macro hedge accounting are reported in current earnings. In response to this change, they changed the accounting for the embedded derivatives, which had been accounted together with the host contracts, and measured them at market value and reported their valuation gains (losses) in current earnings if they are managed separately from the host contracts. As a result, ordinary profit increased by 10,435 million yen, and its effect in the Banking segment and the Trust Banking segment was 8,885 million yen and 1,550 million yen, respectively.

[For the year ended March 31, 2003]                                                           (in millions of yen)
------------------------------------------------------------------------------------------------------------------
                                        Trust
                           Banking     Banking    Securities   Other        Total     (Elimination)  Consolidated
------------------------------------------------------------------------------------------------------------------
Ordinary income            2,009,207     586,449     97,789     181,959    2,875,405       (102,877)     2,772,528
   Ordinary income from
    customers              1,975,522     569,401     86,953     140,650    2,772,528             --      2,772,528
   Internal ordinary
    income among segments     33,684      17,048     10,835      41,309      102,877       (102,877)            --
Ordinary expenses          2,165,525     755,789    131,928     151,444    3,204,687        (71,896)     3,132,790
Ordinary profit (loss)      (156,318)   (169,339)   (34,139)     30,515     (329,281)       (30,980)      (360,262)
Assets                    77,204,126  20,366,715  4,185,210   1,726,646  103,482,699     (4,307,379)    99,175,319
Depreciation                  61,738      14,207      8,331       1,964       86,242             --         86,242
Capital expenditures          68,183      25,116     15,752       1,807      110,860             --        110,860
------------------------------------------------------------------------------------------------------------------

Notes:
     1. Amounts are rounded down to the nearest million yen.
     2. Other primarily includes credit card and leasing businesses.
     3. With the implementation of the "Metropolitan ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Tokyo" (Tokyo Metropolitan Ordinance No.145, 2000) ("the metropolitan ordinance"), enterprise taxes which were hitherto levied on income are now levied on gross business profit.
        On October 18, 2000, MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Tokyo District Court against the Tokyo metropolitan government and the Governor of Tokyo seeking to void the metropolitan ordinance. MTFG's domestic banking subsidiary and trust banking subsidiary won the case eventually entirely on March 26, 2002 with a decision of the Tokyo District Court in favor of MTFG's domestic banking subsidiary and trust banking subsidiary, on the grounds that the metropolitan ordinance was illegal. The District Court ordered the metropolitan government to return to MTFG's domestic banking subsidiary and trust banking subsidiary advance tax payments of
        (Y)11,741 million and also awarded to MTFG's domestic banking subsidiary and trust banking subsidiary damages of (Y)300 million. On March 29, 2002, the metropolitan government lodged an appeal with the Tokyo High Court against the decision, and on April 9, 2002, the plaintiff banks at the first trial, including MTFG's domestic banking subsidiary and trust banking subsidiary, also lodged an appeal. MTFG's domestic banking subsidiary and trust banking subsidiary won the second-trial case eventually on January 30, 2003 with a decision of the Tokyo High Court in the Bank's favor, on the grounds that the metropolitan ordinance was illegal. The High Court ordered the metropolitan government to return to MTFG's domestic banking subsidiary and trust banking subsidiary advance tax payments of (Y)30,409 million. On February 10, 2003, the metropolitan government lodged a final appeal with the Supreme Court against the decision, and on February 13, 2003 the plaintiff banks at the first trial, including MTFG's domestic banking subsidiary and trust banking subsidiary also lodged a final appeal.
        It is the opinion of MTFG's domestic banking subsidiary and trust banking subsidiary that the metropolitan ordinance is both unconstitutional and illegal. MTFG's domestic banking subsidiary and trust banking subsidiary have asserted this opinion in the courts and the matter is still in litigation. The fact that during this fiscal year MTFG's domestic banking subsidiary and trust banking subsidiary have applied the same treatment as in the previous fiscal year, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the metropolitan ordinance, is because MTFG's domestic banking subsidiary and trust banking subsidiary have deemed it appropriate at this stage to continue with the same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the metropolitan ordinance. With the implementation of the municipal ordinance, enterprise taxes relating to banks in Tokyo were recorded in Other ordinary expenses in the amount of (Y)19,593 million this fiscal year. As a result, there was a respective increase in Ordinary loss by the same amount as compared with the previous standards under which enterprise taxes were levied on income, and its effect in the Banking segment and the Trust Banking segment was (Y)14,960 million and (Y)4,633 million, respectively. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects, there was a decrease in Assets of (Y)102,488 million as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits, and its effect in the Banking segment and the Trust Banking segment was (Y)99,307 million and (Y)3,180 million, respectively.
        With the implementation of the "Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.131, 2000) ("the municipal ordinance"), enterprise taxes which were hitherto levied on income are now levied on gross business profit.
        On April 4, 2002, MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Osaka District Court against the Osaka municipal government and the Governor of Osaka seeking to void the municipal ordinance. With the implementation of the "Revision of Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.77, 2002) ("the revised municipal ordinance 2002") on May 30, 2002, and the implementation of the "Revision of Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.14, 2003) ("the revised municipal ordinance 2003") on April 1, 2003, the special treatment regarding the tax basis is to be applicable from the fiscal year beginning on April 1, 2003. The enterprise taxes which the banks should pay to Osaka municipal government this fiscal year are subject to the supplementary provision 2 of the revised municipal ordinance 2003, which provides the banks shall pay the enterprise taxes based on the lesser of gross business profit or income. MTFG's domestic banking subsidiary and trust banking subsidiary, therefore, filed and paid the enterprise taxes based on income. The fact that MTFG's domestic banking subsidiary and trust banking subsidiary filed and paid the enterprise taxes according to the revised municipal ordinance does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the revised municipal ordinance 2002 and 2003 as well as the municipal ordinance. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects, there was a decrease in Assets of (Y)17,240 million as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits, and its effect in the Banking segment and the Trust Banking segment was (Y)16,722 million and (Y)517 million.

     4. With the implementation of the "Revision of the Local Tax Law" (Legislation No.9, 2003) on March 31, 2003, the tax basis of enterprise taxes, which was stipulated as "income and liquidation income" by the 12th paragraph of Article 72 of the Local Tax Law before the revision, is to be a combination of "amount of added value", "amount of capital" and "income and liquidation income" from the fiscal year beginning on April 1, 2004. The enterprise taxes that have tax bases of the "amount of added value" and the "amount of capital" are not pertinent to the enterprise taxes that have tax bases of income-related amounts. The "Revision of the Local Tax Law" also stipulates that the metropolitan ordinance and the municipal ordinance are to be abolished from the fiscal year beginning on April 1, 2004.
        In connection with the "Revision of the Local Tax Law", the effective statutory tax rates of MTFG, domestic banking subsidiary and trust banking subsidiary used in the calculations of deferred tax assets and liabilities from the fiscal year beginning on April 1, 2004 changed from 42.05% to 40.49%, from 37.98% to 40.46% and from 38.50% to 40.49%, respectively. As a result, there were an increase in Assets of (Y)65,953 million and its effect in the Banking segment, Trust Banking segment, Securities segment and Other segment was an increase of (Y)56,480 million, an increase of (Y)9,491 million, a decrease of (Y)18 million and a decrease of (Y)0 million, respectively.
     5. Since the current fiscal year, MTFG has adopted Financial Accounting Standard No.1 "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" issued by the Accounting Standards Board of Japan on February 21, 2002. As a result, Ordinary loss decreased by (Y)21,444 million, and its effect in the Banking segment and the Trust Banking segment was an increase of (Y)15,445 million and a decrease of (Y)36,889 million, respectively.

2. Geographic segment information

[For the year ended March 31, 2004]                                                                       (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                           Asia/
                                        North       Latin     Europe/     Oceania
                            Japan      America     America   Mid. East   excl. Japan     Total     (Elimination)  Consolidated
------------------------------------------------------------------------------------------------------------------------------
Ordinary income            1,866,140     453,420     34,632     251,594      105,176    2,710,964       (155,780)    2,555,183
   Ordinary income from
    customers              1,791,099     445,309     12,734     212,057       93,982    2,555,183             --     2,555,183
   Internal ordinary
    income among segments     75,041       8,111     21,897      39,537       11,193      155,780       (155,780)           --
Ordinary expenses          1,480,462     316,804     40,581     198,885       75,377    2,112,111       (135,299)    1,976,811
Ordinary profit (loss)       385,678     136,616     (5,949)     52,709       29,798      598,853        (20,481)      578,371
Assets                    89,689,123  12,381,390  1,448,174   8,874,638    4,844,420  117,237,747    (10,622,260)  106,615,487

Notes:
     1. Amounts are rounded down to the nearest million yen.
     2. North America includes United States and Canada. Latin America primarily includes the Caribbean, Panama and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.
     3. In the previous fiscal year, MTFG's domestic banking subsidiary and trust banking subsidiary adopted the transitional treatments prescribed in the Industry Audit Committee Report No. 25, "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" issued by the Japanese Institute of Certified Public Accountants (the "JICPA") on July 29, 2002. According to the transitional treatments, currency swap transactions and fund swap transactions for the purpose of funds borrowing/lending in different currencies were accounted for on an accrual basis as financing transactions in accordance with the Industry Audit Committee Report No. 20, "Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" issued by the JICPA on November 14, 2000. In the current fiscal year, such swap transactions are stated at market value as derivative transactions and net assets or liabilities are recorded on the balance sheet in accordance with the standard treatments of the Industry Audit Committee Report No. 25.
        As a result, assets increased by 62,207 million yen, and its effect in Japan was 22,231 million yen, and North America was 398 million yen, and Europe/ Mid. East was 38,159 million yen, and Asia/Oceania was 1,418 million yen, respectively.
        In the previous fiscal year, the translation adjustments of forward exchange transactions and other relevant transactions in MTFG's domestic banking subsidiary were reported as other in "Other assets" or other in "Other liabilities" on a net basis by applying the transitional treatments prescribed in the Industry Audit Committee Report No. 25. In the current fiscal year, they are reported as trading derivative financial instruments in "Trading assets" and "Trading liabilities" or as derivative financial instruments in "Other assets" and "Other liabilities" on a gross basis in accordance with the standard treatments of the Report No. 25. The translation adjustments of forward exchange transactions and other relevant transactions in MTFG's domestic trust banking subsidiary were reported as other in "Other assets" or other in "Other liabilities." In the current fiscal year, they are reported as trading derivative financial instruments in "Trading assets" and "Trading liabilities" or as derivative financial instruments in "Other assets" and "Other liabilities." As a result, assets increased by 467,635 million yen, and its effect in Japan was 231,352 million yen, and North America was 33,880 million yen, and Latin America was 1,937 million yen, and Europe/Mid. East was 168,528 million yen, and Asia/Oceania was 31,935 million yen, respectively.
     4. The derivatives, which were embedded in hybrid financial instruments and not required to be accounted separately from the host contracts, had been accounted for on an accrual basis together with the host contracts. Since the beginning of the current fiscal year, such embedded derivatives have been measured at market value and their valuation gains (losses) have been reported in current earnings if they are managed separately from the host contracts.
        Such hybrid financial instruments had been risk adjusted items in the macro hedge accounting. Since the beginning of the current fiscal year, MTFG's domestic banking subsidiary and trust banking subsidiary have adopted the standard treatments of the Industry Audit Committee Report No. 24 and, therefore, valuation gains (losses) on the derivatives which used to be risk adjusting instruments in the macro hedge accounting are reported in current earnings. In response to this change, they changed the accounting for the embedded derivatives, which had been accounted together with the host contracts, and measured them at market value and reported their valuation gains (losses) in current earnings if they are managed separately from the host contracts. As a result, ordinary profit increased by 10,435 million yen, and its effect in Japan and North America was 9,974 million yen and 461 million yen, respectively.

[For the year ended March 31, 2003]                                                                       (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                           Asia/
                                        North       Latin      Europe/    Oceania
                            Japan      America     America   Mid. East   excl. Japan    Total      (Elimination)  Consolidated
------------------------------------------------------------------------------------------------------------------------------
Ordinary income            1,900,135     578,572     66,937     302,172      145,117    2,992,935       (220,406)    2,772,528
   Ordinary income from
    customers              1,811,995     558,864     36,366     244,205      121,097    2,772,528             --     2,772,528
   Internal ordinary
    income among segments     88,140      19,708     30,571      57,966       24,020      220,406       (220,406)           --
Ordinary expenses          2,285,305     575,764     67,687     301,134       98,344    3,328,236       (195,446)    3,132,790
Ordinary profit (loss)      (385,169)      2,808       (750)      1,038       46,772     (335,301)       (24,960)     (360,262)
Assets                    84,626,818  14,753,060  1,668,179   8,452,586    4,981,919  114,482,564    (15,307,244)   99,175,319
------------------------------------------------------------------------------------------------------------------------------

Notes:
     1. Amounts are rounded down to the nearest million yen.
     2. North America includes United States and Canada. Latin America primarily includes the Caribbean, Panama and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.
     3. With the implementation of the "Metropolitan ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Tokyo" (Tokyo Metropolitan Ordinance No.145, 2000) ("the metropolitan ordinance"), enterprise taxes which were hitherto levied on income are now levied on gross business profit.
        On October 18, 2000, MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Tokyo District Court against the Tokyo metropolitan government and the Governor of Tokyo seeking to void the metropolitan ordinance. MTFG's domestic banking subsidiary and trust banking subsidiary won the case eventually entirely on March 26, 2002 with a decision of the Tokyo District Court in favor of MTFG's domestic banking subsidiary and trust banking subsidiary, on the grounds that the metropolitan ordinance was illegal. The District Court ordered the metropolitan government to return to MTFG's domestic banking subsidiary and trust banking subsidiary advance tax payments of
        (Y)11,741 million and also awarded to MTFG's domestic banking subsidiary and trust banking subsidiary damages of (Y)300 million. On March 29, 2002, the metropolitan government lodged an appeal with the Tokyo High Court against the decision, and on April 9, 2002, the plaintiff banks at the first trial, including MTFG's domestic banking subsidiary and trust banking subsidiary, also lodged an appeal. MTFG's domestic banking subsidiary and trust banking subsidiary won the second-trial case eventually on January 30, 2003 with a decision of the Tokyo High Court in the Bank's favor, on the grounds that the metropolitan ordinance was illegal. The High Court ordered the metropolitan government to return to MTFG's domestic banking subsidiary and trust banking subsidiary advance tax payments of (Y)30,409 million. On February 10, 2003, the metropolitan government lodged a final appeal with the Supreme Court against the decision, and on February 13, 2003 the plaintiff banks at the first trial, including MTFG's domestic banking subsidiary and trust banking subsidiary also lodged a final appeal.
        It is the opinion of MTFG's domestic banking subsidiary and trust banking subsidiary that the metropolitan ordinance is both unconstitutional and illegal. MTFG's domestic banking subsidiary and trust banking subsidiary have asserted this opinion in the courts and the matter is still in litigation. The fact that during this fiscal year MTFG's domestic banking subsidiary and trust banking subsidiary have applied the same treatment as in the previous fiscal year, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the metropolitan ordinance, is because MTFG's domestic banking subsidiary and trust banking subsidiary have deemed it appropriate at this stage to continue with the same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the metropolitan ordinance. With the implementation of the municipal ordinance, enterprise taxes relating to banks in Tokyo were recorded in Other ordinary expenses in the amount of (Y)19,593 million this fiscal year. As a result, there was a respective increase in Ordinary loss in Japan by the same amount as compared with the previous standards under which enterprise taxes were levied on income. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects, there was a decrease in Assets of (Y)102,488 million in Japan as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits.
        With the implementation of the "Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.131, 2000) ("the municipal ordinance"), enterprise taxes which were hitherto levied on income are now levied on gross business profit.
        On April 4, 2002, MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Osaka District Court against the Osaka municipal government and the Governor of Osaka seeking to void the municipal ordinance. With the implementation of the "Revision of Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.77, 2002) ("the revised municipal ordinance 2002") on May 30, 2002, and the implementation of the "Revision of Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.14, 2003) ("the revised municipal ordinance 2003") on April 1, 2003, the special treatment regarding the tax basis is to be applicable from the fiscal year beginning on April 1, 2003. The enterprise taxes which the banks should pay to Osaka municipal government this fiscal year are subject to the supplementary provision 2 of the revised municipal ordinance 2003, which provides the banks shall pay the enterprise taxes based on the lesser of gross business profit or income. MTFG's domestic banking subsidiary and trust banking subsidiary, therefore, filed and paid the enterprise taxes based on income. The fact that MTFG's domestic banking subsidiary and trust banking subsidiary filed and paid the enterprise taxes according to the revised municipal ordinance does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the revised municipal ordinance 2002 and 2003 as well as the municipal ordinance. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects, there was a decrease in Assets of (Y)17,240 million in Japan as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits.

     4. With the implementation of the "Revision of the Local Tax Law" (Legislation No.9, 2003) on March 31, 2003, the tax basis of enterprise taxes, which was stipulated as "income and liquidation income" by the 12th paragraph of Article 72 of the Local Tax Law before the revision, is to be a combination of "amount of added value", "amount of capital" and "income and liquidation income" from the fiscal year beginning on April 1, 2004. The enterprise taxes that have tax bases of the "amount of added value" and the "amount of capital" are not pertinent to the enterprise taxes that have tax bases of income-related amounts. The "Revision of the Local Tax Law" also stipulates that the metropolitan ordinance and the municipal ordinance are to be abolished from the fiscal year beginning on April 1, 2004.
        In connection with the "Revision of the Local Tax Law", the effective statutory tax rates of MTFG, domestic banking subsidiary and trust banking subsidiary used in the calculations of deferred tax assets and liabilities from the fiscal year beginning on April 1, 2004 changed from 42.05% to 40.49%, from 37.98% to 40.46% and from 38.50% to 40.49%, respectively. As a result, there was an increase in Assets of (Y)65,953 million in Japan.
     5. Since the current fiscal year, MTFG has adopted Financial Accounting Standard No.1 "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" issued by the Accounting Standards Board of Japan on February 21, 2002. As a result, Ordinary loss in Japan decreased by
        (Y)21,444 million.

3. Ordinary income from overseas operations

                                                                    (in millions of yen)
----------------------------------------------------------------------------------------
                                                           Ordinary income from overseas
                    Ordinary income from   Consolidated    operations as a percentage of
                    overseas operations   ordinary income  consolidated ordinary income
----------------------------------------------------------------------------------------
For the year ended
   March 31, 2004                764,083        2,555,183                           29.9%
----------------------------------------------------------------------------------------
For the year ended
   March 31, 2003                960,533        2,772,528                           34.6%
----------------------------------------------------------------------------------------

Notes:
     1. Amounts are rounded down to the nearest million yen.
     2. Ordinary income from overseas operations consists of income from transactions of the overseas branches of MTFG's domestic banking subsidiary and trust banking subsidiary, and MTFG's overseas subsidiaries (excluding internal ordinary income among consolidated companies).

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Investment securities
---------------------

     Following tables include:
          Investment securities
          Trading securities, trading commercial paper and trading short-term corporate bonds in "Trading assets"
          Negotiable certificates of deposits in "Cash and due from banks" Beneficiary certificates of commodity investment trusts in "Commercial Paper and other debt purchased".

1.   Trading securities
                          (in millions of yen)
----------------------------------------------
              As of March 31,2003
----------------------------------------------
Balance sheet   Valuation losses recognized on
   amount           statement of operations
----------------------------------------------
    4,829,854                              981
----------------------------------------------

2.   Marketable debt securities being held to maturity

                                                                      (in millions of yen)
------------------------------------------------------------------------------------------
                                                    As of March 31,2003
                             -------------------------------------------------------------
                             Balance sheet
                                amount      Market value  Differences    Gains      Losses
------------------------------------------------------------------------------------------
Domestic bonds                     192,446       203,873       11,427     11,427        --
   Municipal bonds                 122,238       129,778        7,539      7,539        --
   Corporate bonds                  70,207        74,095        3,887      3,887        --
Foreign bonds                       65,886        70,419        4,533      4,534         1
Other                              207,649       207,649           --         --        --
------------------------------------------------------------------------------------------
Total                              465,981       481,942       15,960     15,961         1
------------------------------------------------------------------------------------------

3.  Marketable securities available for sale

                                                                      (in millions of yen)
------------------------------------------------------------------------------------------
                                                  As of March 31,2003
                             -------------------------------------------------------------
                                              Balance      Valuation
                                  Cost       sheet amount  differences    Gains     Losses
------------------------------------------------------------------------------------------
Domestic equity securities       3,517,001     3,089,757     (427,244)   191,051   618,296
Domestic bonds                  12,150,041    12,271,912      121,780    124,182     2,311
   Government bonds             10,490,464    10,592,432      101,968    103,523     1,554
   Municipal bonds                 431,003       439,162        8,159      8,184        25
   Corporate bonds               1,228,573     1,240,316       11,742     12,474       731
Foreign equity securities           19,813        34,455       14,642     15,072       430
Foreign bonds                    6,821,736     6,968,748      147,012    158,634    11,621
Other                            1,349,624     1,250,708      (98,916)    17,513   116,429
------------------------------------------------------------------------------------------
Total                           23,858,217    23,615,582     (242,635)   506,454   749,089
------------------------------------------------------------------------------------------

4.  Securities available for sale sold

           ( in millions of yen)
--------------------------------
For the year ended March 31,2003
--------------------------------
 Proceeds     Gains      Losses
from sales   on sales   on sales
--------------------------------
27,610,331    252,510    280,803
--------------------------------

5. Principal securities not stated at market value

                                         (in millions of yen)
-------------------------------------------------------------
                                         As of March 31,2003
-------------------------------------------------------------
                                         Balance sheet amount
-------------------------------------------------------------
Debt securities being held to maturity
 Foreign bonds                                         22,193
-------------------------------------------------------------
Securities available for sale
   Domestic equity securities                         121,170
   Domestic corporate bonds                           310,530
   Foreign bonds                                       43,877
-------------------------------------------------------------

6. Repayment schedules of securities

                                                           (in millions of yen)
-------------------------------------------------------------------------------
                                         As of March 31,2003
                     ----------------------------------------------------------
                     Due within  Due after 1 year  Due after 5 years  Due after
                       1 year    through 5 years   through 10 years   10 years
-------------------------------------------------------------------------------
Domestic bonds        3,186,171         6,736,050          2,568,077    290,641
   Government bonds   2,785,137         5,188,677          2,329,234    289,383
   Municipal bonds       63,063           378,861            125,528         --
   Corporate bonds      337,970         1,168,511            113,314      1,258
Foreign bonds           508,719         4,726,113          1,101,419    738,569
Other                   327,808           222,141             68,287    492,003
-------------------------------------------------------------------------------
Total                 4,022,698        11,684,306          3,737,783  1,521,215
-------------------------------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Money held in trust
-------------------

1. Money held in trust for trading purpose

                         (in millions of yen)
---------------------------------------------
             As of March 31,2003
---------------------------------------------
Balance sheet  Valuation losses recognized on
   amount         statement of operations
---------------------------------------------
      309,800                          (9,024)
---------------------------------------------

2. Money held in trust other than trading purpose and being held to maturity

                             ( in millions of yen)
---------------------------------------------------
              As of March 31, 2003
---------------------------------------------------

         Balance sheet    Valuation
 Cost       amount       differences  Gains  Losses
---------------------------------------------------
105,757        105,757            --     --      --
---------------------------------------------------

Unrealized gains (losses) on securities available for sale
----------------------------------------------------------

The classification of unrealized gains (losses) on securities available for sale on the consolidated balance sheet is as follows:

                                                       (in millions of yen)
---------------------------------------------------------------------------
                                                       As of March 31, 2003
---------------------------------------------------------------------------
Valuation differences                                              (242,635)
   Securities available for sale                                   (242,635)
Deferred tax assets                                                  20,937
Net valuation differences                                          (221,697)
===========================================================================
Minority interest                                                    (2,200)
MTFG's ownership percentage of affiliates' unrealized
 gains on securities available for sale                                 465
Unrealized losses on securities available for sale                 (223,432)
---------------------------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Notional principal or contract amount, market value and valuation gains (losses) on derivatives

         The publication is omitted in order to be disclosed by EDINET.

[Reference]

1. Derivatives qualified for hedge-accounting

                                                      (in billions of yen)
--------------------------------------------------------------------------
                                                As of March 31, 2004
--------------------------------------------------------------------------
                                          Notional principal
                                          or contract amount  Market value
--------------------------------------------------------------------------
Interest rate futures                                5,921.2           2.4
Interest rate swaps                                 26,922.0          91.4
Currency swaps                                       3,994.9          17.9
Other interest rate-related transactions                 3.8           0.0
Others                                                   0.6           0.6
--------------------------------------------------------------------------
                   Total                                             112.5
--------------------------------------------------------------------------
Note: Derivatives which are accounted for on an accrual basis based on "Accounting standard for financial instruments" are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows.

                                                           (in billions of yen)
-------------------------------------------------------------------------------
                                             As of March 31, 2004
                             --------------------------------------------------
                             Due within  Due after 1 year  Due after
                               1 year    through 5 years    5 years     Total
-------------------------------------------------------------------------------
Receive-fix/pay-floater         6,089.5          12,283.2    1,318.4   19,691.2
Receive-floater/pay-fix         3,042.5           2,685.5    1,492.7    7,220.8
Receive-floater/pay-floater          --              10.0         --       10.0
-------------------------------------------------------------------------------
   Total                        9,132.0          14,978.7    2,811.2   26,922.0
-------------------------------------------------------------------------------

2. Deferred gains (losses)

                                                           (in billions of yen)
-------------------------------------------------------------------------------
                                            As of March 31, 2004
                            ---------------------------------------------------
                            Deferred gains  Deferred losses  Net gains (losses)
                                 (A)              (B)              (A)-(B)
-------------------------------------------------------------------------------
Interest rate futures                 17.7             13.8                 3.8
Interest rate swaps                  325.2            305.1                20.0
Currency swaps                        37.2             39.1                (1.9)
Other interest
rate-related transactions              0.1              0.1                  --
Others                                 4.0              4.4                (0.3)
-------------------------------------------------------------------------------
   Total                             384.3            362.6                21.6
-------------------------------------------------------------------------------

Note: Deferred gains (losses) attributable to the macro hedge accounting as of March 31, 2004 are included in the above table.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

[Reference]

Derivatives qualified for hedge-accounting

                                                                                            (in billions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                            As of March 31, 2003
                            -------------------------------------------------------------------------------------
                            Notional principal                Deferred gains  Deferred losses  Net gains (losses)
                            or contract amount  Market value        (A)            (B)              (A)-(B)
-----------------------------------------------------------------------------------------------------------------
Interest rate futures                  1,625.4           4.3            58.3             42.4                15.8
Interest rate swaps                   42,409.9         206.0           669.6            570.6                98.9
Other interest
 rate-related transactions               291.7          (0.2)            0.7              0.6                 0.1
Other                                    662.2          (3.3)           24.8             31.1                (6.2)
-----------------------------------------------------------------------------------------------------------------
Total                                                  206.8           753.5            644.9               108.6
-----------------------------------------------------------------------------------------------------------------

Notes:
1. Derivatives which are accounted for on an accrual basis based on "Accounting standard for financial instruments" are not included in the above table.
2. The transactions in the table above are reported on a mark-to-market basis on the consolidated balance sheet. The valuation differences which do not correspond to the income/ expenses accruing on hedged items are deferred asstes/liabilities.

Notional principal by the remaining life of the interest rate swaps above is as follows.

                                                           (in billions of yen)
-------------------------------------------------------------------------------
                                            As of March 31, 2003
                             --------------------------------------------------
                             Due within  Due after 1 year  Due after
                              1 year     through 5 years    5 year      Total
-------------------------------------------------------------------------------
Receive-fix/pay-floater        12,411.5          14,407.5    1,178.1   27,997.2
Receive-floater/pay-fix         5,624.2           7,180.3      833.0   13,637.6
Receive-floater/pay-floater       306.2             414.8       53.8      774.9
-------------------------------------------------------------------------------
Total                          18,342.0          22,002.8    2,065.0   42,409.9
-------------------------------------------------------------------------------

                         Non-Consolidated Summary Report
                              [under Japanese GAAP]
                    for the Fiscal Year Ended March 31, 2004

Date:                                     May 24, 2004
Company name (code number):               Mitsubishi Tokyo Financial Group, Inc.
                                          (8306) (URL http://www.mtfg.co.jp)
Stock exchange listings:                  Tokyo, Osaka, New York, London
Headquareters:                            Tokyo
Representative:                           Shigemitsu Miki, President & CEO
For inquiry:                              Katsuhiko Ishizuka, Chief Manager -
                                          Financial Policy Division
                                          (Phone) +81-3-3240-8211
Date of resolution of Board of Directors
 with respect to the non-consolidated financial statements:  May 24, 2004
Date of the Ordinary General Meeting of Shareholders:        June 29, 2004
Interim dividends policy:          Yes
Unit share system:                 No

1. Non-consolidated financial data for the year ended March 31, 2004

(1) Operating results
                                        (in millions of yen except per
                                           share data and percentages)
----------------------------------------------------------------------
                                       For the year ended March 31,
                                     ---------------------------------
                                             2004            2003
----------------------------------------------------------------------
Operating income                                69,321          27,232
Change from the previous year                    154.6%          (62.5)%
Operating profit                                64,735          23,991
Change from the previous year                    169.8%          (64.9)%
Ordinary profit                                 64,426          22,415
Change from the previous year                    187.4%          (67.1)%
Net income                                      64,474          23,389
Change from the previous year                    175.7%          (65.5)%
Net income per common share                   9,003.89        2,610.44
Net income per common and common
equivalent share                              8,862.27              --
Net income as a percentage of
shareholders' equity                               1.5%            0.4%
Ordinary profit as a percentage of
total liabilities and shareholders'
equity                                             1.5%            0.5%
Ordinary profit as a percentage of
operating income                                  92.9%           82.3%
----------------------------------------------------------------------
Notes:

1. Average number of shares outstanding for the year ended:

          March 31, 2004 :                (common stock)     6,350,814 shares
                               (preferred stock-class 1)        81,400 shares
                               (preferred stock-class 2)        58,039 shares
          March 31, 2003 :                (common stock)     5,766,886 shares
                               (preferred stock-class 1)        81,400 shares
                               (preferred stock-class 2)       100,000 shares

2. Changes in accounting policy : No

(2)  Payment of dividends

                                                                      (in millions of yen except per share data and percentages)
--------------------------------------------------------------------------------------------------------------------------------
                                                                    For the year ended March 31,
                                     -------------------------------------------------------------------------------------------
                                                         2004                                         2003
                                     -------------------------------------------------------------------------------------------
                                                    Preferred       Preferred                     Preferred       Preferred
                                      Common stock  stock- class 1  stock- class 2  Common stock  stock- class 1  stock- class 2
--------------------------------------------------------------------------------------------------------------------------------
Interim dividends per share                      0          41,250           8,100             0          41,250           8,100
Term-end dividends per share                 6,000          41,250           8,100         4,000          41,250           8,100
Total dividends per share paid for
 the fiscal year                             6,000          82,500          16,200         4,000          82,500          16,200
Total dividends for the fiscal year         38,844           6,715             576        24,922           6,715           1,620
Total dividends for the fiscal year
 as a percentage of net income                                                67.9%                                        165.5%
Total dividends for the fiscal year
 as a percentage of shareholders'
 equity                                                                        1.0%                                          0.7%
--------------------------------------------------------------------------------------------------------------------------------

(3) Balance sheet highlights
            (in millions of yen except per share data and percentages)
----------------------------------------------------------------------
                                              As of March 31,
                                     ---------------------------------
                                             2004             2003
----------------------------------------------------------------------
Total assets                                 4,321,389       4,264,085
Shareholders' equity                         4,282,547       4,251,306
Shareholders' equity as a
 percentage of total liabilities and
 shareholders' equity                             99.1%           99.7%
Shareholders' equity per common
share                                       618,015.33      609,704.98
----------------------------------------------------------------------
Notes:
1. Number of shares outstanding as of:
          March 31, 2004 :                (common stock)     6,474,038 shares
                               (preferred stock-class 1)        81,400 shares
                               (preferred stock-class 2)        15,000 shares
          March 31, 2003 :                (common stock)     6,230,506 shares
                               (preferred stock-class 1)        81,400 shares
                               (preferred stock-class 2)       100,000 shares
2. Number of treasury stocks outstanding as of:
          March 31, 2004 :                                       2,061 shares
          March 31, 2003 :                                       1,655 shares

2. Earning projections for the fiscal year ending March 31, 2005
                            (in millions of yen except per share data)
------------------------------------------------------------------------
                                         For the six
                                        months ending     For the year
                                        September 30,   ending March 31,
                                            2004              2005
------------------------------------------------------------------------
Operating income                               187,000           190,000
Ordinary profit                                183,000           183,000
Net income                                     183,000           183,000
Dividend per
 share: Common stock                                --             6,000
  Preferred stock-class 1                       41,250            82,500
  Preferred stock-class 2                        8,100            16,200
------------------------------------------------------------------------
Projected net income per common share for the year ending
March 31, 2005 (yen):                                          27,191.91

(Reference)

Formulas for computing ratios for the fiscal year ended March 31, 2004 are as follows.

Net income per common share

   Net income - Total dividends on preferred stock
-----------------------------------------------------
 Average number of common stock for the fiscal year*

Net income per common and common equivalent share

  Net income - Total dividends on preferred stock + Adjustments in net income
-------------------------------------------------------------------------------
 Average number of common stock for the fiscal year* + Common equivalent share

Net income as a percentage of shareholders' equity

              Net income - Total dividends on preferred stock
-------------------------------------------------------------------------- X 100
 { [Shareholders' equity at the beginning of the fiscal year - Number of preferred stock at the beginning of the fiscal year X Issue price] + [Shareholders' equity at fiscal year end - Number of preferred stock at fiscal year end X Issue price] } / 2

Total dividends for the fiscal year as a percentage of net income

        Total dividends for the fiscal year on common stock
--------------------------------------------------------------------- X 100
 Net income - Total dividends for the fiscal year on preferred stock

Total dividends for the fiscal year as a percentage of shareholders' equity

           Total dividends for the fiscal year on common stock
-------------------------------------------------------------------------- X 100
  Shareholders' equity at fiscal year end - Number of preferred stock at fiscal year end X Issue price

Shareholders' equity per common share

Shareholders' equity at fiscal year end - Deduction from shereholders' equity**
--------------------------------------------------------------------------------
                   Number of common stock at fiscal year end*

Formula for computing projected earning ratio for the fiscal year ending March 31, 2005 is as follows.

Projected net income per common share

 Projected net income - Projected total dividends on preferred stock
---------------------------------------------------------------------
             Number of common stock at fiscal year end*

* excluding treasury stock
**number of preferred stock at fiscal year endXissue price + total dividends on preferred stock

--------------------------------------------------------------------------------
This financial summary report and the accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the "forward-looking statements"). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company's current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company's management will strive to achieve through the successful implementation of the company's business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation - and expressly disclaims any obligation - to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company's latest annual report and other disclosures.
--------------------------------------------------------------------------------

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc.

Non-Consolidated Balance Sheets

-----------------------------------------------------------------------------------------------
                                                       As of  March 31,        As of March 31,
(in millions of yen)                                         2003                   2004
-----------------------------------------------------------------------------------------------
Assets:
   Current assets:
         Cash and bank deposits with banks               34,360                 57,571
         Deferred tax assets                                104                     32
         Accounts receivable                             15,544                 51,315
         Other                                            1,422                      3
      Total current assets                               51,432      1.2 %     108,923      2.5 %
   Fixed assets:
         Premises and equipment:
            Leasehold improvements                          211                    192
            Equipment and furniture                         156                    116
         Total premises and equipment                       367                    308
         Intangible assets:
            Trademarks                                       55                     51
            Computer software                               315                    501
            Other                                             1                      1
         Total intangible assets                            372                    554
         Investments and other assets:
            Investments in subsidiaries               4,210,347              4,210,347
            Deferred tax assets                              12                     48
            Other                                           521                    518
         Total investments and other assets           4,210,881              4,210,914
      Total fixed assets                              4,211,622     98.8 %   4,211,778     97.5 %
   Deferred charge:
         Organization cost                                1,031                    687
   Total deferred charge                                  1,031      0.0 %         687      0.0 %
-----------------------------------------------------------------------------------------------
Total assets                                          4,264,085    100.0 %   4,321,389    100.0 %
-----------------------------------------------------------------------------------------------
Liabilities:
   Current liabilities:
         Accounts payable                                12,241                 38,703
         Accrued expenses                                   112                      7
         Accrued income taxes                               292                      3
         Other                                               54                     53
         Reserve for employees' bonuses                      78                     74
      Total current liabilities                          12,779      0.3 %      38,842      0.9 %
-----------------------------------------------------------------------------------------------
Total liabilities                                        12,779      0.3 %      38,842      0.9 %
-----------------------------------------------------------------------------------------------
Shareholders' equity:
   Capital stock                                      1,258,052     29.5 %   1,258,052     29.1 %
   Capital surplus:
         Legal capital surplus                        2,350,244              2,350,244
         Other capital surplus                          600,000                599,962
            Gain from decrease of capital stock and
            capital surplus                             600,000                599,962
      Total capital surplus                           2,950,244     69.2 %   2,950,207     68.3 %
   Retained earnings:
         Unappropriated                                  44,305                 75,876
   Total retained earnings                               44,305      1.0 %      75,876      1.7 %
-----------------------------------------------------------------------------------------------
   Less treasury stock                                   (1,296)    (0.0)%       (1589)    (0.0)%
-----------------------------------------------------------------------------------------------
Total shareholders' equity                            4,251,306     99.7 %   4,282,547     99.1 %
-----------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity            4,264,085    100.0 %   4,321,389    100.0 %
-----------------------------------------------------------------------------------------------

See Notes to Non-Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc.

Non-Consolidated Statements of Income

-----------------------------------------------------------------------------------------------
                                                      For the year ended     For the year ended
(in millions of yen)                                    March 31, 2003         March 31, 2004
-----------------------------------------------------------------------------------------------
Operating income:
   Dividends on investments in subsidiaries              22,067                 64,548
   Management fees from subsidiaries                      5,165                  4,773
-----------------------------------------------------------------------------------------------
      Total operating income                             27,232    100.0 %      69,321    100.0 %
-----------------------------------------------------------------------------------------------
Operating expenses:
   General and administrative expenses                    3,240                  4,585
-----------------------------------------------------------------------------------------------
      Total operating expenses                            3,240     11.9 %       4,585      6.6 %
-----------------------------------------------------------------------------------------------
Operating profit                                         23,991     88.1 %      64,735     93.4 %
-----------------------------------------------------------------------------------------------
Non-operating income:
   Interest on deposits                                       6                      4
   Interest on securities                                 4,729                     --
   Fees for software leases                                  --                     15
   Other                                                    125                     15
-----------------------------------------------------------------------------------------------
      Total non-operating income                          4,861     17.8 %          35      0.0 %
-----------------------------------------------------------------------------------------------
Non-operating expenses:
   Interest on convertible bonds                          4,729                     --
   Amortization of organization cost                        343                    343
   Amortization of stock issuance costs                   1,351                     --
   Other                                                     13                      0
-----------------------------------------------------------------------------------------------
      Total non-operating expenses                        6,437     23.6 %         344      0.5 %
-----------------------------------------------------------------------------------------------
Ordinary profit                                          22,415     82.3 %      64,426     92.9 %
-----------------------------------------------------------------------------------------------
Special losses:
   Losses on sales of fixed assets                            2                     --
   Losses on disposition of fixed assets                    269                     --
-----------------------------------------------------------------------------------------------
      Total special losses                                  272      1.0 %          --       -- %
-----------------------------------------------------------------------------------------------
Income before income taxes                               22,143     81.3 %      64,426     92.9 %
-----------------------------------------------------------------------------------------------
Income taxes-current                                        859                    (84)
Income taxes-deferred                                    (2,105)                    36
   Total income taxes                                    (1,245)    (4.6)%         (47)    (0.1)%
-----------------------------------------------------------------------------------------------
Net income                                               23,389     85.9 %      64,474     93.0 %
-----------------------------------------------------------------------------------------------
Unappropriated retained earnings brought forward         25,083                 15,215
Interim cash dividends                                    4,167                  3,812
Unappropriated retained earnings at fiscal year end      44,305                 75,876
-----------------------------------------------------------------------------------------------

See Notes to Non-Consolidated Financial Statements.

Notes to Non-Consolidated Financial Statements

     The accompanying Non-Consolidated Financial Statements are compiled as required by the Securities and Exchange Law of Japan and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to the application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

Significant accounting policies
1.   Investments
     Investments in subsidiaries are stated at cost determined by the moving-average method.
2.   Depreciation for fixed assets
     Depreciation for premises and equipment is computed using the declining-balance method based on the following estimated useful lives. The range of estimated useful lives is principally as follows:
          Leasehold improvements                   3 years to 50 years
          Equipment and furniture                  3 years to 20 years
     Amortization for intangible assets is computed by the straight-line method over estimated useful lives. Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over an estimated useful life of 5 years.
3.   Deferred charges
     Organization costs are deferred and amortized using the straight-line method over 5 years pursuant to the Commercial Code of Japan.
4.   Reserve
     A reserve for employees' bonuses is provided for the payment of employees' bonuses based upon estimated amounts of the future payments attributed to the current fiscal year.
5.   Consumption Taxes
     National Consumption Taxes and Local Consumption Taxes are excluded from transaction amounts.
6.   Consolidated Corporate-tax System
     MTFG has adopted the consolidated corporate-tax system.

Change in accounting policies
     Effective April 1, 2003, MTFG adopted "Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Council on August 9, 2002 and Financial Accounting Standard Implementation Guidance No. 6, "Implementation Guidance for Accounting Standard for Impairment of Fixed Assets" issued by the Accounting Standards Board of Japan on October 31, 2003, because their early adoption in the fiscal year ended March 31, 2004 was permitted. There is no effect on profit (loss) for the current fiscal year or total shareholders' equity as of the fiscal year end attributable to this change.

Notes related to the Non-Consolidated Balance Sheet are as follows :
1. Accumulated depreciation on premises and equipment           (Y)215 million
2. Short-term receivables due from subsidiaries              (Y)90,189 million
3. Aggregated number of shares authorized to be issued
      Common stock                                           22,000,000 shares
      Preferred stock                                           336,400 shares
   Aggregated number of shares issued
      Common stock                                         6,476,099.77 shares
      Preferred stock                                            96,400 shares
4. Treasury stock
      Common stock                                             2,061.16 shares
5. MTFG indemnifies the Bankers Association of
   Deutschland for the deposit liability of the German
   branches of Bank of Tokyo Mitsubishi pursuant to
   regulation of the Deposit Insurance Corporation of
   Deutschland.                                              (Y)87,751 million

Notes related to the Non-Consolidated Statement of Income are as follows:
1. Operating income on transactions with subsidiaries
      Dividends from investments in subsidiaries             (Y)64,548 million
      Management fees from subsidiaries                       (Y)4,773 million

2. Non-operating income on transactions with subsidiaries
      Fees for software leases                                   (Y)15 million

3. Principal items in general and administrative expenses are as follows:
      Outsourcing expenses                                    (Y)1,447 million
      Salaries and employee benefits                          (Y)1,219 million
      Rental expenses                                           (Y)409 million
      Stock exchange fees                                       (Y)280 million
      Depreciation expenses                                     (Y)200 million

A note related to securities is as follows:

   Fair value is not readily determinable for Investments in subsidiaries.

Notes related to income taxes are as follows:

1. The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities are as follows:

      Current assets:
         Deferred tax assets:
            Excess of deductible amount as Reserve
             for employees' bonuses                              (Y)30 million
            Other                                                 (Y)2 million
                                                           -------------------
               Total                                             (Y)32 million

      Fixed assets:
         Deferred tax assets:
            Operating loss carryforwards from Local taxes        (Y)20 million
            Operating loss carryforwards from
             Inhabitant taxes                                    (Y)16 million
            Other                                                (Y)10 million
                                                           -------------------
               Total                                             (Y)48 million
      Total deferred tax assets                                  (Y)80 million

2. A reconciliation between the normal effective statutory tax rate and the actual effective tax rate is as follows:
      Normal effective statutory tax rate                                40.69%
         Reconciliation:
            Dividends and others exempted for income
             tax purposes                                               (40.76%)
            Other                                                         0.00%
                                                                      --------
      Actual effective tax rate                                          (0.07%)

Per share information :
      Shareholders' equity per common share           (Y)618,015.32
      Basic net income per common share                 (Y)9,003.89
      Diluted net income per common share               (Y)8,862.26

      (Notes)
         Bases for computing basic net income per common share and diluted net income per common share:

            Basic net income per common share                      (Y)9,003.89
            Net income                                       (Y)64,474 million
            Total dividends on preferred stock                (Y)7,292 million
            Net income attributable to common shares         (Y)57,182 million
            Average number of common shares outstanding
             for the fiscal year                              6,350,814 shares
            Diluted net income per common share                    (Y)8,862.26
            Adjustment to net income                            (Y)576 million
               Dividends on preferred stock-class 2             (Y)576 million
            Increase of common shares                           166,566 shares
               Preferred stock-class 2                          166,566 shares

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc.

Proposed Appropriations of Retained Earnings and Other Capital Surplus
----------------------------------------------------------------------------------------------------------------------------
                                                                        For the year                            For the year
                                                                               ended                                   ended
(in millions of yen)                                                  March 31, 2003                          March 31, 2004
----------------------------------------------------------------------------------------------------------------------------
Appropriations of Retained Earnings
----------------------------------------------------------------------------------------------------------------------------
Unappropriated retained earnings at
 fiscal year end                                                              44,305                                  75,876
----------------------------------------------------------------------------------------------------------------------------
Appropriations:
   Cash dividends on preferred stock-class 1  (41,250 yen per share)           3,357  (41,250 yen per share)           3,357
   Cash dividends on preferred stock-class 2   (8,100 yen per share)             810   (8,100 yen per share)             121
   Cash dividends on common stock              (4,000 yen per share)          24,922   (6,000 yen per share)          38,844
----------------------------------------------------------------------------------------------------------------------------
Total                                                                         29,089                                  42,323
----------------------------------------------------------------------------------------------------------------------------
Unappropriated retained earnings to be
 carried forward                                                              15,215                                  33,553
----------------------------------------------------------------------------------------------------------------------------
Appropriations of Other Capital Surplus
----------------------------------------------------------------------------------------------------------------------------
Other capital surplus at fiscal year end                                     600,000                                 599,962
                                                                                      With respect to other capital surplus,
                                                                                      the Company proposes to appropriate
                                                                                      (Y)244.2 billion to use in redeeming
                                                                                      the shares of Class 1 Preferred Stock
                                                                                      through a resolution of the Board of
                                                                                      Directors as provided for in the
                                                                                      Commercial Code and Article 15,
                                                                                      Paragraph 2 of the Articles of
                                                                                      Incorporation of the Company.
Other capital surplus to be carried forward                                  600,000                                 599,962
----------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

                   Changes of Directors and Corporate Auditors
                   -------------------------------------------

      Changes in Directors have been disclosed separately on May 24, 2004.

                                                                  [LOGO OF MTFG]


                    ----------------------------------------
                         Selected Financial Information
                               under Japanese GAAP
                    For the Fiscal Year Ended March 31, 2004
                    ----------------------------------------

                     Mitsubishi Tokyo Financial Group, Inc.

                                          Mitsubishi Tokyo Financial Group, Inc.

                                   [Contents]

1 Consolidated Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2004

  1. Financial Results                            [Consolidated]             1
  2. Valuation Differences on
      Securities                                  [Consolidated], [Trust]    2
  3. Risk-Adjusted Capital Ratio Based on the
      Standards of the BIS                        [Consolidated]             3
  4. Return on Equity                             [Consolidated]             3

2 Loan Portfolio and Other

  1.  Risk-Monitored Loans                        [Consolidated], [Trust]    4
                                                  [Consolidated and Trust]
  2.  Classification of Risk-Monitored Loans      [Consolidated], [Trust]    5
  3.  Allowance for Loan Losses                   [Consolidated], [Trust]    6
  4.  Coverage Ratio against Risk-Monitored Loans [Consolidated]             6
  5.  Disclosed Claims under the Financial
       Reconstruction Law (the "FRL")             [Total of the 2 Banks*]    7
  6.  Status of Secured Coverage on Disclosed
       Claims under the FRL                       [Total of the 2 Banks*]    7
  7.  Progress in the Disposal of Problem Assets  [Total of the 2 Banks*]    8
  8.  Classification of Loans by Type of Industry [Total of the 2 Banks*]   12
                                                  [Trust]
  9.  Foreign Loans                               [Total of the 2 Banks*]   14
  10. Loans and Deposits                          [Total of the 2 Banks*]   15
  11. Domestic Deposits                           [Total of the 2 Banks*]   15
  12. Number of Employees                         [Total of the 2 Banks*]   15
  13. Number of Offices                           [Total of the 2 Banks*]   15
  14. Status of Deferred Tax Assets               [Total of the 2 Banks*]   16
  15. Employees' Retirement Benefits              [Consolidated]            18
  16. Earning Projections for the Fiscal Year
       Ending March 31, 2005                      [Consolidated]            19
                                                  [Non-Consolidated]


Note: * "Total of the 2 Banks" stands for the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

                                          Mitsubishi Tokyo Financial Group, Inc.

1 Consolidated Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2004

1. Financial Results                                                           (in millions of yen)
---------------------------------------------------------------------------------------------------
                                                                                          Increase/
                                                 For the year ended  For the year ended  (Decrease)
                                                 March 31, 2003 (A)  March 31, 2004 (B)   (B) - (A)
---------------------------------------------------------------------------------------------------
Gross profits                                             1,747,325           1,763,250      16,194
   Net interest income                                    1,058,810           1,029,154     (29,656)
   Trust fees                                               101,442              86,461     (14,980)
      Credit costs for trust accounts (1)                    (8,136)            (10,045)     (1,909)
   Net fees and commissions                                 354,717             421,684      66,966
   Net trading profits                                       79,907             135,647      55,739
   Net other business income                                152,447              90,573     (61,874)
      Net gains on debt securities                           68,260             (25,017)    (93,278)
General and administrative expenses                         991,226             980,438     (10,787)
Net business profits before credit costs for
 trust accounts and provision for formula
 allowance for loan losses                                  764,235             793,127      28,892
Provision for formula allowance for loan
 losses(2)                                                   38,260                  --     (38,260)
Net business profits*                                       717,838             783,081      65,243
Net non-recurring losses                                 (1,078,100)           (204,710)    873,390
   Credit related costs (3)                                (492,380)           (156,963)    335,417
      Losses on loan charge-offs                           (211,059)            (70,472)    140,586
      Provision for specific allowance for
       loan losses                                         (117,747)                 --     117,747
      Losses on sales of loans to the
       Resolution and Collection Corporation                (75,263)            (39,418)     35,844
      Provision for allowance for loans to
       specific foreign borrowers                            14,224                  --     (14,244)
      Other credit related costs                           (102,535)            (47,072)     55,463
   Net losses on equity securities                         (488,030)              3,371     491,401
      Gains on sales of equity securities                    80,344              90,571      10,227
      Losses on sales of equity securities                 (219,654)            (74,470)    145,184
      Losses on write down of equity securities            (348,719)            (12,729)    335,990
   Equity in profit (loss) of affiliates                     (3,532)              3,595       7,128
   Other                                                    (94,157)            (54,713)     39,443
---------------------------------------------------------------------------------------------------
Ordinary profit (loss)                                     (360,262)            578,371     938,633
---------------------------------------------------------------------------------------------------
Net special gains                                            19,520             301,531     282,011
   Reversal of allowance for loan losses (4)                     --             239,965     239,965
   Refund of enterprise taxes by the Tokyo
    Metropolitan Government                                      --              41,989      41,989
   Gains on transfer of the substitutional
    portion of future pension obligations                        --              26,503      26,503
   Gain on loans charged-off (5)                             44,281              26,425     (17,856)
   Losses on impairment of fixed assets                          --             (21,586)    (21,586)
Income (Loss) before income taxes and others               (340,742)            879,903   1,220,645
Income taxes-current                                         55,919              45,956      (9,963)
Income taxes-deferred                                      (237,065)            230,650     467,715
Minority interest                                             1,898              42,480      40,581
---------------------------------------------------------------------------------------------------
Net income (loss)                                          (161,495)            560,815     722,310
---------------------------------------------------------------------------------------------------

Note:

* Net business profits = The 2 Banks' non-consolidated net business profits + Other consolidated entities' gross profits - Other consolidated entities' general and administrative expenses - Other consolidated entities' provision for formula allowance for loan losses - Inter-company transactions

(Reference)
---------------------------------------------------------------------------------------------------
Total credit costs (1)+(2)+(3)+(4)                          538,777             (72,955)   (611,733)
---------------------------------------------------------------------------------------------------
Total credit costs (1)+(2)+(3)+(4)+(5)                      494,496             (99,380)   (593,876)
---------------------------------------------------------------------------------------------------
Number of consolidated subsidiaries                             184                 154         (32)
Number of affiliated companies accounted for by
 the equity method                                               31                  24          (7)
---------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

2. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities              Market value (valuation differences are recorded
                                as profits or losses)
Debt securities being held to
 maturity                       Amortized cost
Securities available for sale   Market value (valuation differences are included
                                in shareholders' equity, net of income taxes)

(Reference) Securities in money held in trust
Trading purposes                Market value (valuation differences are recorded
                                as profits or losses)
Being held to maturity          Amortized cost
Other                           Market value (valuation differences are included
                                in shareholders' equity, net of income taxes)

(2) Valuation differences

                                                                                (in millions of yen)
-----------------------------------------------------------------------------------------------------
                                           As of March 31, 2004              As of March 31, 2003
                                   ------------------------------------------------------------------
                                        Valuation                              Valuation
                                       differences                            differences
                                            -----------------------------            ----------------
                                    (A)     (A) - (B)    Gains     Losses     (B)     Gains   Losses
-----------------------------------------------------------------------------------------------------
   Debt securities being held
    to maturity                      9,004     (6,955)    10,228    1,224    15,960   15,961        1
   Securities available for sale   947,514  1,190,149  1,114,592  167,078  (242,635) 506,454  749,089
      Domestic equity securities   785,328  1,212,573    891,328  105,999  (427,244) 191,051  618,296
      Domestic bonds                 3,394   (118,475)    40,723   37,328   121,870  124,182    2,311
      Other                        158,790     96,052    182,541   23,750    62,738  191,220  128,481
   Total                           956,518  1,183,193  1,124,821  168,302  (226,675) 522,415  749,090
      Domestic equity securities   785,328  1,212,573    891,328  105,999  (427,244) 191,051  618,296
      Domestic bonds                 9,778   (123,518)    48,325   38,546   133,297  135,609    2,311
      Other                        161,411     94,139    185,167   23,755    67,271  195,755  128,483
-----------------------------------------------------------------------------------------------------

(3) Market Value Information for Securities in Trusts with Contracts for Compensating the Principal

Money Trusts (jointly operated designated money in trust)

A. Market Value of Securities   (in millions of yen)
---------------------------------------------------
                Trust Assets at   Market  Valuation
                  period end      Value     Gains
---------------------------------------------------
March 31, 2004          219,913  226,985      7,071
---------------------------------------------------
Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

B. Valuation Gains of Derivative Transaction : 2,721 millions of yen

Loan Trusts

A. Market Value of Securities  (in millions of yen)
---------------------------------------------------
                Trust Assets at   Market  Valuation
                  period end      Value     Gains
---------------------------------------------------
March 31, 2004          139,693  152,966     13,272
---------------------------------------------------
Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

B. Valuation Gains of Derivative Transaction : 12,024 millions of yen

                                          Mitsubishi Tokyo Financial Group, Inc.

3. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

                                                           (in billions of yen except percentages)
--------------------------------------------------------------------------------------------------
                                       As of
                                      March 31,
                                      2004 (A)    Increase/    Increase/    As of       As of
                                    (Preliminary  (Decrease)  (Decrease)  March 31,  September 30,
                                       basis)      (A) - (B)   (A) - (C)   2003 (B)    2003 (C)
--------------------------------------------------------------------------------------------------
(1)   Risk-adjusted capital ratio          12.95%       2.10%       0.50%     10.84%         12.44%
(2)   Tier 1 capital                     3,859.4       730.7       175.7    3,128.6        3,683.7
(3)   Tier 2 capital includable as
       qualifying capital                3,157.8       310.2        30.6    2,847.6        3,127.2
     i) The amount of unrealized
        gains on investment
        securities, includable
        as qualifying capital              428.0       428.0       285.5         --          142.4
    ii) The amount of land
        revaluation excess
        includable as qualifying
        capital                            133.6       (13.7)       (7.1)     147.3          140.8
   iii) Subordinated debt                1,993.9       (18.2)     (168.1)   2,012.1        2,162.1
(4)   Tier 3 capital includable as
       qualifying capital                   30.0          --         0.1       30.0           29.9
(5)   Deductions from total
       qualifying capital                   54.5        16.6         3.4       37.9           51.0
(6)   Total qualifying capital
       (2)+(3)+(4)-(5)                   6,992.7     1,024.3       202.9    5,968.4        6,789.7
(7)   Risk-adjusted assets              53,996.7    (1,052.8)     (546.5)  55,049.6       54,543.3
--------------------------------------------------------------------------------------------------

4. Return on Equity

                                           (%)
----------------------------------------------
        For the year                 For the
           ended        Increase/   year ended
         March 31,     (Decrease)    March 31,
          2004 (A)      (A) - (B)    2003 (B)
----------------------------------------------
ROE *          17.97        23.95        (5.97)
----------------------------------------------

Note: *  ROE is computed as follows:

                (Net income - Dividends on preferred stocks)
     --------------------------------------------------------------------- x 100
     {(Shareholders' equity at beginning of period - Number of preferred stocks at beginning of period x Issue price - Land revaluation excess at beginning of period - Unrealized gains on securities available for sale at beginning of period) + (Shareholders' equity at end of period
     - Number of preferred stocks at end of period x Issue price - Land revaluation excess at end of period - Unrealized gains on securities available for sale at end of period)} / 2

                                          Mitsubishi Tokyo Financial Group, Inc.

2  Loan Portfolio and Other

1. Risk-Monitored Loans
   (Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

   [Consolidated]

                                                                                   (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                         As of      Increase/    Increase/     As of         As of
                                       March 31,   (Decrease)   (Decrease)   March 31,    September 30,
                                        2004 (A)    (A) - (B)    (A) - (C)    2003 (B)       2003 (C)
-------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy       46,138      (50,391)     (28,406)      96,530          74,545
   Past due loans                        693,477     (514,628)    (239,992)   1,208,106         933,469
   Accruing loans contractually
    past due 3 months or more             12,260       (8,139)      (5,422)      20,399          17,682
   Restructured loans                    701,648     (542,783)    (185,693)   1,244,431         887,341
   Total                               1,453,524   (1,115,943)    (459,515)   2,569,468       1,913,039
-------------------------------------------------------------------------------------------------------
   Amount of direct reduction            528,339     (183,330)     (77,033)     711,669         605,373
-------------------------------------------------------------------------------------------------------
Loans and bills discounted            46,590,131     (360,231)     169,430   46,950,363      46,420,701
-------------------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
   Loans to customers in bankruptcy         0.09%       (0.10)%      (0.06)%       0.20%           0.16%
   Past due loans                           1.48%       (1.08)%      (0.52)%       2.57%           2.01%
   Accruing loans contractually
    past due 3 months or more               0.02%       (0.01)%      (0.01)%       0.04%           0.03%
   Restructured loans                       1.50%       (1.14)%      (0.40)%       2.65%           1.91%
   Total                                    3.11%       (2.35)%      (1.00)%       5.47%           4.12%
-------------------------------------------------------------------------------------------------------

[Trust accounts]

                                                                                   (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                         As of      Increase/     Increase/     As of         As of
                                       March 31,   (Decrease)    (Decrease)   March 31,   September 30,
                                        2004 (A)    (A) - (B)     (A) - (C)    2003 (B)      2003 (C)
-------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy        1,588       (2,781)      (1,589)       4,369           3,177
   Past due loans                          1,292         (928)        (218)       2,220           1,511
   Accruing loans contractually
    past due 3 months or more                370         (548)        (230)         919             601
   Restructured loans                     32,568       (1,087)       2,822       33,655          29,745
     Total                                35,819       (5,345)         784       41,165          35,035
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Loans and bills discounted               621,976     (261,525)    (141,077)     883,501         763,053
-------------------------------------------------------------------------------------------------------

[Consolidated and Trust accounts]

                                                                                   (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of       Increase/    Increase/     As of         As of
                                       March 31,   (Decrease)   (Decrease)    March 31,   September 30,
                                       2004 (A)     (A) - (B)    (A) - (C)    2003 (B)       2003 (C)
-------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy       47,727      (53,172)     (29,995)     100,899          77,723
   Past due loans                        694,769     (515,557)    (240,211)   1,210,327         934,980
   Accruing loans contractually
    past due 3 months or more             12,631       (8,687)      (5,653)      21,319          18,284
   Restructured loans                    734,216     (543,871)    (182,870)   1,278,087         917,086
   Total                               1,489,344   (1,121,288)    (458,730)   2,610,633       1,948,075
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Loans and bills discounted            47,212,108     (621,756)      28,352   47,833,865      47,183,755
-------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

2. Classification of risk-monitored Loans

Classification by geographic area
[Consolidated]                                                                     (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                         As of      Increase/    Increase/     As of         As of
                                       March 31,   (Decrease)   (Decrease)    March 31,   September 30,
                                        2004 (A)    (A) - (B)    (A) - (C)    2003 (B)      2003 (C)
-------------------------------------------------------------------------------------------------------
Domestic*                              1,126,078   (1,037,337)    (505,266)   2,163,416       1,631,345
Overseas*                                327,446      (78,605)      45,751      406,051         281,694
   Asia                                   26,656      (40,010)      (9,983)      66,666          36,639
      Indonesia                            4,578       (9,770)      (5,848)      14,348          10,426
      Thailand                            10,562       (3,032)       1,903       13,595           8,659
      Hong Kong                            4,717      (11,821)      (2,557)      16,539           7,274
      Other                                6,798      (15,385)      (3,480)      22,183          10,279
   United States of America              230,520       17,741       67,765      212,778         162,754
   Other                                  70,269      (56,337)     (12,030)     126,606          82,299
-------------------------------------------------------------------------------------------------------
Total                                  1,453,524   (1,115,943)    (459,515)   2,569,468       1,913,039
-------------------------------------------------------------------------------------------------------

Note:*  "Domestic" and "Overseas" are classified by domicile of borrowers.

[Trust accounts]                                                                   (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of      Increase/    Increase/       As of         As of
                                       March 31,   (Decrease)   (Decrease)    March 31,   September 30,
                                       2004 (A)    (A) - (B)    (A) - (C)      2003 (B)     2003 (C)
-------------------------------------------------------------------------------------------------------
Domestic                                  35,819       (5,345)         784       41,165          35,035
-------------------------------------------------------------------------------------------------------

Classification by type of industry of borrowers
[Consolidated]                                                                     (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                         As of      Increase/    Increase/     As of         As of
                                       March 31,   (Decrease)   (Decrease)    March 31,   September 30,
                                        2004 (A)    (A) - (B)    (A) - (C)    2003 (B)      2003 (C)
-------------------------------------------------------------------------------------------------------
Domestic*                              1,126,078   (1,037,337)    (505,266)   2,163,416       1,631,345
   Manufacturing                         187,410     (116,522)       3,229      303,932         184,181
   Construction                           82,520     (174,853)    (132,618)     257,374         215,138
   Wholesale and Retail                  229,195     (246,175)    (115,080)     475,371         344,275
   Banks and other financial
    institutions                          21,523       (3,419)       9,096       24,942          12,426
   Real estate                           312,973     (202,738)     (72,661)     515,712         385,634
   Services                              147,493     (102,331)     (35,061)     249,824         182,554
   Other industries                       54,793      (48,286)     (24,454)     103,079          79,247
   Consumer                               90,168     (143,010)    (137,716)     233,178         227,885
Overseas*                                327,446      (78,605)      45,751      406,051         281,694
   Banks and other financial
    institutions                          83,728       77,605       81,641        6,122           2,087
   Commercial and industrial             210,576     (168,661)     (62,809)     379,238         273,385
   Other                                  33,141       12,449       26,919       20,691           6,221
-------------------------------------------------------------------------------------------------------
Total                                  1,453,524   (1,115,943)    (459,515)   2,569,468       1,913,039
-------------------------------------------------------------------------------------------------------

Note:*  "Domestic" and "Overseas" are classified by domicile of borrowers.

[Trust accounts]                                                                   (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of       Increase/    Increase/      As of        As of
                                       March 31,   (Decrease)   (Decrease)    March 31,   September 30,
                                        2004 (A)    (A) - (B)    (A) - (C)    2003 (B)       2003 (C)
-------------------------------------------------------------------------------------------------------
Domestic                                  35,819       (5,345)         784       41,165          35,035
   Manufacturing                           4,465          459        2,719        4,005           1,746
   Construction                               63       (1,653)      (1,171)       1,717           1,235
   Wholesale and Retail                    2,197         (302)         163        2,500           2,033
   Banks and other financial
    institutions                              --           --           --           --              --
   Real estate                             5,894         (725)         145        6,619           5,748
   Services                                1,057         (676)        (237)       1,733           1,294
   Other industries                       16,972       (1,237)      (1,104)      18,210          18,076
   Consumer                                5,168       (1,209)         269        6,377           4,899
-------------------------------------------------------------------------------------------------------
Total                                     35,819       (5,345)         784       41,165          35,035
-------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

3. Allowance for Loan Losses

[Consolidated]                                                                     (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of      Increase/    Increase/      As of         As of
                                       March 31,   (Decrease)   (Decrease)    March 31,   September 30,
                                       2004 (A)    (A) - (B)    (A) - (C)     2003 (B)      2003 (C)
-------------------------------------------------------------------------------------------------------
Allowance for loan losses                832,638     (464,653)    (210,660)   1,297,292       1,043,299
   Formula allowance for loan
    losses                               602,263     (203,752)     (81,691)     806,015         683,955
   Specific allowance for loan
    losses                               224,102     (253,796)    (126,038)     477,898         350,141
   Allowance for loans to specific
    foreign borrowers                      6,272       (7,105)      (2,929)      13,378           9,202
-------------------------------------------------------------------------------------------------------

[Trust accounts]                                                                   (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of       Increase/    Increase/     As of          As of
                                       March 31,   (Decrease)   (Decrease)    March 31,   September 30,
                                       2004 (A)     (A) - (B)    (A) - (C)     2003 (B)     2003 (C)
-------------------------------------------------------------------------------------------------------
Special internal reserves                  6,135       (2,290)      (1,148)       8,425           7,283
Allowance for bad debts                      799         (202)        (126)       1,002             926
-------------------------------------------------------------------------------------------------------

4. Coverage Ratio against Risk-Monitored Loans

[Consolidated]                                                                     (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of       Increase/    Increase/     As of          As of
                                       March 31,   (Decrease)   (Decrease)    March 31,   September 30,
                                        2004 (A)    (A) - (B)    (A) - (C)     2003 (B)      2003 (C)
-------------------------------------------------------------------------------------------------------
Allowance for loan losses (I)            832,638     (464,653)    (210,660)   1,297,292       1,043,299
Risk-monitored loans (II)              1,453,524   (1,115,943)    (459,515)   2,569,468       1,913,039
Coverage ratio (I)/(II)                    57.28%        6.79%        2.74%       50.48%          54.53%
-------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

5. Disclosed Claims under the Financial Reconstruction Law (the "FRL")

[Banking and Trust accounts : Total of the 2 Banks]                           (in millions of yen)
--------------------------------------------------------------------------------------------------
                                    As of     Increase/    Increase/       As of        As of
                                   March 31,  (Decrease)   (Decrease)    March 31,   September 30,
                                   2004 (A)   (A) - (B)    (A) - (C)     2003 (B)      2003 (C)
--------------------------------------------------------------------------------------------------
Claims to bankrupt and
 substantially bankrupt debtors      140,428     (86,028)     (41,892)     226,457         182,320
Claims under high risk               541,309    (490,064)    (204,437)   1,031,373         745,746
Claims under close observation       737,350    (620,094)    (191,877)   1,357,445         929,227
--------------------------------------------------------------------------------------------------
Total (1)                          1,419,088  (1,196,187)    (438,207)   2,615,276       1,857,295
--------------------------------------------------------------------------------------------------
Normal claims                     46,887,434     551,490      462,711   46,335,943      46,424,722
--------------------------------------------------------------------------------------------------

6. Status of Secured Coverage on Disclosed Claims under the FRL

[Banking and Trust accounts : Total of the 2 Banks]                           (in millions of yen)
--------------------------------------------------------------------------------------------------
                                    As of     Increase/    Increase/      As of          As of
                                   March 31,  (Decrease)   (Decrease)   March 31,    September 30,
                                   2004 (A)   (A) - (B)    (A) - (C)     2003 (B)       2003 (C)
--------------------------------------------------------------------------------------------------
Secured coverage amount (2)          993,672    (977,606)    (400,145)   1,971,278       1,393,817
   Allowance for loan losses         320,359    (351,483)    (141,548)     671,843         461,908
   Reserve for financial support
   to specific borrowers                  --        (531)          --          531              --
   Collateral, guarantees, etc.      673,312    (625,590)    (258,596)   1,298,903         931,909
--------------------------------------------------------------------------------------------------
Secured  coverage ratio (2)/(1)        70.02%      (5.35)%      (5.02)%      75.37%          75.04%
--------------------------------------------------------------------------------------------------

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Banking and Trust accounts : Total of the 2 Banks]                                                (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                          Reserve for    Collectable
                                                          financial      amount by       Coverage
                                              Allowance   support to     collateralized  ratio          Coverage ratio
                                 Disclosed    for loan    specific       and guaranteed  [(B)+(C)] /    [(B)+(C)+(D)] /
            Category             amount (A)   losses (B)  borrowers (C)  loans (D)       [(A)-(D)]      (A)
-----------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and               140,428      15,770             --         124,654         99.97%            99.99%
substantially bankrupt debtors      [226,457]    [19,961]            --        [206,495]      [100.00%]         [100.00%]
Claims under high risk               541,309     165,737             --         286,271         64.98%            83.50%
                                  [1,031,373]   [386,331]            --        [467,567]       [68.52%]          [82.79%]
Claims under close observation       737,350     138,852             --         262,386         29.23%            54.41%
                                  [1,357,445]   [265,549]          [531]       [624,840]       [36.31%]          [65.63%]
Sub total (1)                      1,419,088     320,359             --         673,312         42.95%            70.02%
                                  [2,615,276]   [671,843]          [531]     [1,298,903]       [51.07%]          [75.37%]
Normal claims                     46,887,434
                                 [46,335,943]
Total (2)                         48,306,522
                                 [48,951,219]
Sub total (1) / Total (2)               2.93%
                                       [5.34%]
-----------------------------------------------------------------------------------------------------------------------

Note: The upper figures are as of March 31, 2004. The lower figures with bracket are as of March 31, 2003.

                                          Mitsubishi Tokyo Financial Group, Inc.

7. Progress in the Disposal of Problem Assets [Banking and Trust accounts :
   Total of the 2 Banks]
   (excluding claims under close observation)

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL                      (in billions of yen)
----------------------------------------------------------------------------------------------------------------------------
                          As of      As of      As of      As of      As of      As of        As of       As of
                        September  March 31,  September  March 31,  September  March 31,   September    March 31,
                         30, 2000    2001      30, 2001    2002      30, 2002     2003    30, 2003 (a)   2004 (b)  (b) - (a)
----------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt
debtors                     513.6      280.6      274.1      213.9      253.7       68.7          34.9       23.0      (11.9)
Claims under high risk    1,580.2    1,400.4    1,141.3      840.1      378.5       37.4          33.2        8.7      (24.5)
----------------------------------------------------------------------------------------------------------------------------
Total                     2,093.8    1,681.0    1,415.4    1,054.1      632.2      106.2          68.2       31.8      (36.4)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                           (A)        (B)

Progress in the disposal of problem assets (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Disposition by borrowers' liquidation                          0.1
Re-constructive disposition                                    2.1
Improvements in financial status due to
re-constructive disposition                                    0.2
Loan sales to secondary market                                 5.2
Charge-off                                                    13.9
Other                                                         14.6
   Collection of claims                                       14.6
   Improvements in financial status                            0.0
------------------------------------------------------------------
Total                                                         36.4(B)
------------------------------------------------------------------

Above (A) includes the following figures which facilitates the final disposal of problem assets.
                                              (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Legal liquidation                                              5.3
Quasi-legal liquidation                                         --
Split-off of problem loans                                     0.5
Partial charge-off of smaller balance
loans                                                          5.8
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                                    1.3
------------------------------------------------------------------
Total                                                         13.0
------------------------------------------------------------------

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL              (in billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                            As of      As of      As of      As of      As of        As of       As of
                                          March 31,  September  March 31,  September  March 31,   September    March 31,
                                            2001      30, 2001    2002      30, 2002     2003    30, 2003 (a)   2004 (b)  (b) - (a)
-----------------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                              117.9      103.8       99.2       46.9       28.6          27.1       17.6       (9.5)
Claims under high risk                        769.0      693.0      538.9      346.0       79.4          55.7       30.9      (24.8)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                         887.0      796.8      638.1      393.0      108.0          82.8       48.5      (34.3)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     (C)      (D)

Progress in the disposal of problem assets (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Disposition by borrowers' liquidation                          0.5
Re-constructive disposition                                    0.0
Improvements in financial status due to
re-constructive disposition                                     --
Loan sales to secondary market                                 5.5
Charge-off                                                     7.0
Other                                                         21.0
   Collection of claims                                       19.9
   Improvements in financial status                            1.0
------------------------------------------------------------------
Total                                                         34.3(D)
------------------------------------------------------------------

Above (C) includes the following figures which facilitates the final disposal of problem assets.

                                              (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Legal liquidation                                              2.8
Quasi-legal liquidation                                         --
Split-off of problem loans                                      --
Partial charge-off of smaller balance
loans                                                         14.7
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                                     --
------------------------------------------------------------------
Total                                                         17.6
------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL               (in billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                       As of      As of      As of      As of        As of       As of
                                                     September  March 31,  September  March 31,   September    March 31,
                                                      30, 2001    2002      30, 2002     2003    30, 2003 (a)   2004 (b)  (b) - (a)
-----------------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially bankrupt
debtors                                                   30.2       42.1       27.9       19.3          12.3        7.3       (4.9)
Claims under high risk                                   337.1      170.3      101.6       53.7          31.7       19.4      (12.2)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                    367.3      212.5      129.6       73.0          44.0       26.8      (17.2)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  (E)        (F)

Progress in the disposal of problem assets (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Disposition by borrowers' liquidation                          0.0
Re-constructive disposition                                    1.8
Improvements in financial status due to
re-constructive disposition                                     --
Loan sales to secondary market                                 7.7
Charge-off                                                     1.2
Other                                                          6.4
   Collection of claims                                        5.5
   Improvements in financial status                            0.8
------------------------------------------------------------------
Total                                                         17.2(F)
------------------------------------------------------------------

Above (E) includes the following figures which facilitates the final disposal of problem assets.

                                              (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Legal liquidation                                              0.5
Quasi-legal liquidation                                         --
Split-off of problem loans                                      --
Partial charge-off of smaller balance
loans                                                          7.2
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                                     --
------------------------------------------------------------------
Total                                                          7.8
------------------------------------------------------------------

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL             (in billions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                                 As of      As of      As of        As of       As of
                                                               March 31,  September  March 31,   September    March 31,
                                                                 2002      30, 2002     2003    30, 2003 (a)   2004 (b)  (b) - (a)
----------------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially bankrupt
debtors                                                             63.6       44.4       22.3          17.1        6.8      (10.3)
Claims under high risk                                             384.0      190.9      113.7          55.2       32.0      (23.1)
----------------------------------------------------------------------------------------------------------------------------------
Total                                                              447.7      235.3      136.0          72.3       38.9      (33.4)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   (G)        (H)

Progress in the disposal of problem assets (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Disposition by borrowers' liquidation                          0.5
Re-constructive disposition                                    0.8
Improvements in financial status due to
re-constructive disposition                                     --
Loan sales to secondary market                                13.6
Charge-off                                                    (0.0)
Other                                                         18.5
   Collection of claims                                       11.3
   Improvements in financial status                            7.2
------------------------------------------------------------------
Total                                                         33.4(H)
------------------------------------------------------------------

Above (G) includes the following figures which facilitates the final disposal of problem assets.

                                              (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Legal liquidation                                              1.4
Quasi-legal liquidation                                         --
Split-off of problem loans                                      --
Partial charge-off of smaller balance
loans                                                          5.2
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                                     --
------------------------------------------------------------------
Total                                                          6.6
------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

                                                                                            (in billions of yen)
----------------------------------------------------------------------------------------------------------------
                                                          As of      As of        As of       As of
                                                        September  March 31,   September    March 31,
                                                         30, 2002     2003    30, 2003 (a)   2004 (b)  (b) - (a)
----------------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially bankrupt
debtors                                                      28.9       35.2          30.1       20.4       (9.7)
Claims under high risk                                      369.4      179.5          98.5       58.5      (39.9)
----------------------------------------------------------------------------------------------------------------
Total                                                       398.4      214.7         128.7       78.9      (49.7)
----------------------------------------------------------------------------------------------------------------
                                                                                               (I)       (J)

Progress in the disposal of problem assets (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Disposition by borrowers' liquidation                          0.3
Re-constructive disposition                                    2.0
Improvements in financial status due to
re-constructive disposition                                     --
Loan sales to secondary market                                23.0
Charge-off                                                     3.8
Other                                                         20.4
   Collection of claims                                       12.8
   Improvements in financial status                            7.6
------------------------------------------------------------------
Total                                                         49.7(J)
------------------------------------------------------------------

Above (I) includes the following figures which facilitates the final disposal of problem assets.

                                              (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Legal liquidation                                             13.1
Quasi-legal liquidation                                         --
Split-off of problem loans                                      --
Partial charge-off of smaller balance
loans                                                          4.0
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                                     --
------------------------------------------------------------------
Total                                                         17.1
------------------------------------------------------------------

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

                                                                                 (in billions of yen)
-----------------------------------------------------------------------------------------------------
                                                          As of        As of       As of
                                                        March 31,   September    March 31,
                                                           2003    30, 2003 (a)   2004 (b)  (b) - (a)
-----------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially bankrupt
debtors                                                      52.1          46.0       41.2       (4.8)
Claims under high risk                                      567.4         320.5      177.4     (143.1)
-----------------------------------------------------------------------------------------------------
Total                                                       619.6         366.5      218.6     (147.9)
-----------------------------------------------------------------------------------------------------
                                                                                    (K)        (L)

Progress in the disposal of problem assets (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Disposition by borrowers' liquidation                          1.1
Re-constructive disposition                                   10.6
Improvements in financial status due to
re-constructive disposition                                    1.2
Loan sales to secondary market                                30.0
Charge-off                                                    47.5
Other                                                         57.4
   Collection of claims                                       37.9
   Improvements in financial status                           19.5
------------------------------------------------------------------
Total                                                        147.9(L)
------------------------------------------------------------------

Above (K) includes the following figures which facilitates the final disposal of problem assets.

                                              (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Legal liquidation                                              5.3
Quasi-legal liquidation                                         --
Split-off of problem loans                                      --
Partial charge-off of smaller balance
loans                                                          9.9
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                                     --
------------------------------------------------------------------
Total                                                         15.2
------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

                                                                    (in billions of yen)
----------------------------------------------------------------------------------------
                                                          As of       As of
                                                       September    March 31,
                                                      30, 2003 (a)   2004 (b)  (b) - (a)
----------------------------------------------------------------------------------------
Claims to bankrupt and substantially bankrupt
debtors                                                       14.4        9.1       (5.2)
Claims under high risk                                       150.7       94.1      (56.5)
----------------------------------------------------------------------------------------
Total                                                        165.1      103.3      (61.7)
----------------------------------------------------------------------------------------
                                                                        (M)         (N)

Progress in the disposal of problem assets (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Disposition by borrowers' liquidation                          1.3
Re-constructive disposition                                    1.4
Improvements in financial status due to
re-constructive disposition                                     --
Loan sales to secondary market                                21.3
Charge-off                                                     3.8
Other                                                         33.8
   Collection of claims                                       29.0
   Improvements in financial status                            4.7
------------------------------------------------------------------
Total                                                         61.7(N)
------------------------------------------------------------------

Above (M) includes the following figures which facilitates the final disposal of problem assets.

                                              (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Legal liquidation                                              2.8
Quasi-legal liquidation                                         --
Split-off of problem loans                                      --
Partial charge-off of smaller balance
loans                                                          4.6
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                                     --
------------------------------------------------------------------
Total                                                          7.5
------------------------------------------------------------------

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL
                                           (in billions of yen)
---------------------------------------------------------------
                                                        As of
                                                      March 31,
                                                        2004
---------------------------------------------------------------
Claims to bankrupt and substantially bankrupt
debtors                                                    14.7
Claims under high risk                                    120.0
---------------------------------------------------------------
Total                                                     134.7
---------------------------------------------------------------

(9) Historical trend of problem assets based on the FRL                                                 (in billions of yen)
----------------------------------------------------------------------------------------------------------------------------
                          As of      As of      As of      As of      As of      As of        As of       As of
                        September  March 31,  September  March 31,  September  March 31,   September    March 31,
                         30, 2000    2001      30, 2001    2002      30, 2002     2003    30, 2003 (a)   2004 (b)  (b) - (a)
----------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt
debtors                     513.6      398.6      408.1      419.0      402.1      226.4         182.3      140.4      (41.8)
Claims under high risk    1,580.2    2,169.5    2,171.4    1,933.5    1,386.6    1,031.3         745.7      541.3     (204.4)
----------------------------------------------------------------------------------------------------------------------------
Total                     2,093.8    2,568.1    2,579.6    2,352.6    1,788.7    1,257.8         928.0      681.7     (246.3)
----------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

8. Classification of Loans by Type of Industry

(1) Loans by type of industry [Total of the 2 Banks]                                                     (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of         As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Domestic offices (excluding loans booked at
 offshore markets)                                       38,961,862     1,545,729     1,045,826    37,416,133      37,916,036
   Manufacturing                                          5,304,212      (168,767)      (58,197)    5,472,979       5,362,409
   Agriculture                                               12,360        (3,208)       (1,753)       15,568          14,113
   Forestry                                                   4,887          (538)         (344)        5,425           5,231
   Fishery                                                   28,511         3,218           441        25,293          28,070
   Mining                                                    34,785        (4,708)       (5,866)       39,493          40,651
   Construction                                             968,455      (259,795)     (160,045)    1,228,250       1,128,500
   Utilities                                                383,204       (34,093)       (6,761)      417,297         389,965
   Media and Communication                                1,457,911       (38,956)      (32,872)    1,496,867       1,490,783
   Wholesale and Retail                                   4,580,742      (510,583)     (262,156)    5,091,325       4,842,898
   Banks and other financial institutions                 4,213,921       362,342       122,056     3,851,579       4,091,865
   Real estate                                            4,517,509        53,314        50,357     4,464,195       4,467,152
   Services                                               4,597,651      (184,044)     (497,534)    4,781,695       5,095,185
   Municipal government                                     610,756       234,243         4,407       376,513         606,349
   Other industries                                      12,246,946     2,097,300     1,894,089    10,149,646      10,352,857
Overseas offices and loans booked at
 offshore markets                                         4,427,966    (1,142,459)     (394,059)    5,570,426       4,822,026
-----------------------------------------------------------------------------------------------------------------------------
      Total                                              43,389,829       403,269       651,766    42,986,559      42,738,063
-----------------------------------------------------------------------------------------------------------------------------

(2) Domestic consumer loans [Total of the 2 Banks]                                                       (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of         As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Total domestic consumer loans                             8,117,335       640,629       110,403     7,476,706       8,006,932
   Housing loans                                          7,655,479       714,286       141,050     6,941,192       7,514,428
   Others                                                   461,855      (73,657)       (30,647)      535,513         492,503
-----------------------------------------------------------------------------------------------------------------------------

(3) Domestic loans to small and medium-sized  companies [Total of the 2 Banks]                           (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of         As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Domestic loans to small and medium-sized
 companies                                               20,100,373       180,020       (94,307)   19,920,352      20,194,680
Percentage to total domestic loans                            51.58%        (1.65)%       (1.67)%       53.24%          53.26%
-----------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

(4) Loans by type of industry [Trust accounts]                                                           (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of         As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Domestic offices (excluding loans booked at
 offshore markets)                                          735,872      (371,683)     (159,721)    1,107,555         895,594
   Manufacturing                                             40,185       (36,610)       (9,240)       76,795          49,425
   Agriculture                                                   --            --            --            --              --
   Forestry                                                      22            (8)           (4)           30              26
   Fishery                                                    1,128          (444)          (97)        1,572           1,225
   Mining                                                        61           (68)          (16)          129              77
   Construction                                               2,244        (5,628)       (3,229)        7,872           5,473
   Utilities                                                 93,465       (41,739)      (24,006)      135,204         117,471
   Media and Communication                                   75,987       (48,573)      (31,082)      124,560         107,069
   Wholesale and Retail                                       8,358        (8,832)       (2,314)       17,190          10,672
   Banks and other financial institutions                    62,226      (135,496)      (38,001)      197,722         100,227
   Real estate                                               65,070       (12,730)       (6,205)       77,800          71,275
   Services                                                  26,342       (26,425)      (20,313)       52,767          46,655
   Municipal government                                      35,750        (2,023)       (1,073)       37,773          36,823
   Other industries                                         325,026       (53,108)      (24,142)      378,134         349,168
Overseas offices and loans booked at
 offshore markets                                                --            --            --            --              --
-----------------------------------------------------------------------------------------------------------------------------
      Total                                                 735,872      (371,683)     (159,721)    1,107,555         895,594
-----------------------------------------------------------------------------------------------------------------------------

(5) Domestic consumer loans [Trust accounts]                                                           (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of         As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Total domestic consumer loans                               228,089       (40,316)      (18,904)      268,405         246,994
   Housing loans                                            225,558       (39,491)      (18,491)      265,050         244,050
   Others                                                     2,530          (824)         (413)        3,354           2,943
-----------------------------------------------------------------------------------------------------------------------------

(6) Domestic loans to small and medium-sized companies [Trust accounts]                                  (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of         As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Domestic loans to small and medium-sized
 companies                                                  472,447      (193,954)      (68,912)      666,401         541,359
Percentage to total domestic loans                            64.20%         4.03%         3.75%        60.16%          60.44%
-----------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

9. Foreign Loans

(1) Loans to specific foreign borrowers [Total of the 2 Banks]
                                           (in millions of yen except number of countries)
------------------------------------------------------------------------------------------
                              As of      Increase/    Increase/     As of       As of
                            March 31,   (Decrease)   (Decrease)   March 31,  September 30,
                            2004 (A)    (A) - (B)    (A) - (C)     2003 (B)     2003 (C)
------------------------------------------------------------------------------------------
Loan to specific foreign
 borrowers                     37,641      (20,600)      (9,822)     58,241         47,464
------------------------------------------------------------------------------------------
Number of countries                11            1            1          10             10
------------------------------------------------------------------------------------------

(2) Loans to Asian countries [Total of the 2 Banks]                   (in millions of yen)
------------------------------------------------------------------------------------------
                              As of      Increase/    Increase/     As of       As of
                            March 31,   (Decrease)   (Decrease)   March 31,  September 30,
                            2004 (A)    (A) - (B)    (A) - (C)     2003 (B)     2003 (C)
------------------------------------------------------------------------------------------
Thailand                      191,087      (22,158)      (5,563)    213,245        196,650
Indonesia                     114,444       (6,205)       2,508     120,649        111,935
Malaysia                       87,843      (12,132)     (25,154)     99,975        112,998
Philippines                    58,554       (3,640)      (2,949)     62,195         61,504
South Korea                   160,512        1,612      (12,722)    158,900        173,235
Singapore                     255,041       11,867       32,689     243,173        222,352
Hong Kong                     362,423      (55,486)     (16,900)    417,910        379,324
China                         219,147        4,122       20,010     215,024        199,137
Taiwan                         49,964       10,473        6,306      39,491         43,658
Others                         41,687       (2,923)       1,416      44,611         40,270
------------------------------------------------------------------------------------------
Total                       1,540,707      (74,470)        (360)  1,615,177      1,541,068
------------------------------------------------------------------------------------------

(3) Loans to Latin American countries [Total of the 2 Banks]          (in millions of yen)
------------------------------------------------------------------------------------------
                              As of      Increase/    Increase/     As of       As of
                            March 31,   (Decrease)   (Decrease)   March 31,  September 30,
                            2004 (A)    (A) - (B)    (A) - (C)     2003 (B)     2003 (C)
------------------------------------------------------------------------------------------
Argentina                      20,024      (17,246)      (5,392)     37,271         25,416
Brazil                         46,317      (26,239)     (22,868)     72,557         69,186
Mexico                         65,700      (37,549)     (21,481)    103,249         87,182
Caribbean countries           355,036      (26,538)      (9,651)    381,575        364,688
Others                         84,812      (41,433)     (17,820)    126,246        102,633
------------------------------------------------------------------------------------------
Total                         571,893     (149,007)     (77,214)    720,900        649,108
------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

10. Loans and Deposits [Total of 2 Banks]                             (in millions of yen)
------------------------------------------------------------------------------------------
                              As of      Increase/    Increase/     As of       As of
                            March 31,   (Decrease)   (Decrease)   March 31,  September 30,
                            2004 (A)    (A) - (B)    (A) - (C)    2003 (B)     2003 (C)
------------------------------------------------------------------------------------------
Deposits (ending balance)  62,664,147    3,693,361    1,754,755  58,970,786     60,909,391
Deposits (average
 balance)                  60,253,507    2,826,123      381,639  57,427,383     59,871,867
Loans (ending balance)     43,389,829      403,269      651,766  42,986,559     42,738,063
Loans (average balance)    43,012,635     (664,886)     430,363  43,677,521     42,582,272
------------------------------------------------------------------------------------------

11. Domestic Deposits [Total of the 2 Banks]                          (in millions of yen)
------------------------------------------------------------------------------------------
                              As of      Increase/    Increase/     As of       As of
                            March 31,   (Decrease)   (Decrease)   March 31,  September 30,
                            2004 (A)    (A) - (B)    (A) - (C)    2003 (B)      2003 (C)
------------------------------------------------------------------------------------------
   Individuals             33,402,365    1,237,924      435,764  32,164,441     32,966,600
   Corporations and
    others                 20,575,149      671,328     (335,708) 19,903,820     20,910,857
Domestic deposits          53,977,514    1,909,253      100,056  52,068,261     53,877,458
------------------------------------------------------------------------------------------

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

12. Number of Employees [Total of the 2 Banks]
------------------------------------------------------------------------------------------
                              As of      Increase/    Increase/     As of        As of
                            March 31,   (Decrease)   (Decrease)   March 31,  September 30,
                            2004 (A)    (A) - (B)    (A) - (C)    2003 (B)      2003 (C)
------------------------------------------------------------------------------------------
Number of employees            20,323       (1,044)        (831)     21,367         21,154
------------------------------------------------------------------------------------------

13. Number of Offices [Total of the 2 Banks]
------------------------------------------------------------------------------------------
                              As of      Increase/    Increase/     As of        As of
                            March 31,   (Decrease)   (Decrease)   March 31,  September 30,
                            2004 (A)    (A) - (B)    (A) - (C)     2003 (B)     2003 (C)
------------------------------------------------------------------------------------------
Domestic                          315          (20)          (8)        335            323
   Head office and
    Branches                      296          (13)          (6)        309            302
   Sub-branches and
    Agencies                       19           (7)          (2)         26             21
Overseas                           81            1           --          80             81
   Branches                        48            1            1          47             47
   Sub-branches                    14            1           --          13             14
   Representative offices          19           (1)          (1)         20             20
------------------------------------------------------------------------------------------
Total                             396          (19)          (8)        415            404
------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

14. Status of Deferred Tax Assets

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

   (Total of the two banks)              (in billions of yen)
   ----------------------------------------------------------
                                         Mar. 31, 2004
                                                 ------------
                                                 vs. Mar. 31,
                                                     2003
   ----------------------------------------------------------
 1 Deferred Tax Assets                  1,117.2        (273.9)
 2    Allowance for loan losses           353.8        (178.3)
 3    Write down of investment
       securities                          99.6           9.8
 4    Net operating loss
       carryforwards                      662.8        (105.1)
 5    Reserve for employees'
       retirement benefits                 35.9          (1.7)
 6    Unrealized losses on
       securities available for sale         --        (113.4)
 7    Other                                55.3           3.7
 8    Valuation allowance                 (90.4)        111.1
 9 Deferred tax liabilities               404.2         385.9
10    Gains on placing trust
       for retirement benefits              7.3          (1.3)
11    Unrealized gains on
       securities available for sale      387.4         387.4
12    Other                                 9.5          (0.1)
   ----------------------------------------------------------
13 Net Deferred Tax Assets                712.9        (659.8)
   ----------------------------------------------------------
   (Consolidated)
   ----------------------------------------------------------
14 Net Deferred Tax Assets                655.5        (646.3)
   ----------------------------------------------------------

(2) Balance of Net Deferred Tax Assets and % of Tier I Capital

[CHART APPEARS HERE]

(3) Net Business Profits before Credit Costs and Taxable Income (Current Fiscal
    Year)

   (Total of the two banks)  (in billions of yen)
   ----------------------------------------------
                                        FY 2003
   ----------------------------------------------
15 Net business profits before
    credit costs                            654.8
16 Credit related costs                    (105.7)
17 Income before income taxes               719.0
18 Reconciliation to taxable income        (448.3)
19 Taxable income                           270.7
   ----------------------------------------------

(4) Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

   (Total of the two banks)                                (in billions of yen)
   ----------------------------------------------------------------------------
                           FY 1998    FY 1999    FY 2000    FY 2001    FY 2002
   ----------------------------------------------------------------------------
20 Net business profits
    before credit costs       888.0      578.6      552.0      619.5      689.9
   ----------------------------------------------------------------------------
21 Credit related costs     1,393.1      652.4      730.5      666.3      485.9
   ----------------------------------------------------------------------------
22 Income before income
    taxes                    (124.7)     409.4     (199.0)    (359.3)    (485.2)
   ----------------------------------------------------------------------------
23 Reconciliation to
    taxable income            421.0      (76.3)     304.4      142.0   (1,021.4)
   ----------------------------------------------------------------------------
24 Taxable income             296.2      333.1      105.3     (217.2)  (1,506.7)
   ----------------------------------------------------------------------------

(5) Comparison with Past Fiscal Years

[CHART APPEARS HERE]

                                          Mitsubishi Tokyo Financial Group, Inc.

(6) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No. 66

-------------------------------------------------------------------------------------------------------
                                                              Estimable period of future taxable income
                                                              -----------------------------------------
                                                                                 Estimable       No
Classification          Prior year operating results          1 year   5 years    period     limitation
-------------------------------------------------------------------------------------------------------
      1         Sufficient taxable income for more than
                three consecutive fiscal years                 XXXXX    XXXXX      XXXXX        XXXXX
-------------------------------------------------------------------------------------------------------
      2         Stable but insufficient taxable income for
                three consecutive fiscal years                 XXXXX    XXXXX      XXXXX
-------------------------------------------------------------------------------------------------------
      3         Precarious and insufficient operating
                results due to volatile profit                 XXXXX    XXXXX
-------------------------------------------------------------------------------------------------------
      4         Material net operating loss carryforwards      XXXXX
-------------------------------------------------------------------------------------------------------
  Exception     Net operating loss carryforwards are
                attributable to extraordinary factors          XXXXX    XXXXX
-------------------------------------------------------------------------------------------------------
      5         Tax loss for three consecutive fiscal years
                and tax loss for the current fiscal year is
                expected                                      Cannot estimate future taxable income
-------------------------------------------------------------------------------------------------------

     Although we recorded taxable income for the fiscal year ended March 31, 2004, we are classified as "4" described above since we have material net operating loss carryforwards. However, since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years' future taxable income is estimable.)

(7) Extraordinary Factors Such as Changes in Laws and Regulations

     Our net operating loss carryforwards were incurred due to, among other things, the followings: (i) we accelerated the final disposal of nonperforming loans in response to both the "Emerging Economic Package," which provided guidance to major banks to remove from their balance sheets claims to debtors classified as "likely to become bankrupt" or below, and the "Program for Financial Revival," which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the "Law Concerning Restriction, etc. of Banks' Shareholdings etc."

(8) Realizability of Deferred Tax Assets at March 31, 2004 (Assumptions)

                                                    (in billions of yen)
   ---------------------------------------------------------------------
                                                             Five year
                                                               total
                                                             (2004 to
                                                               2008)
   ---------------------------------------------------------------------
1  Net business profits (based on our business plan)(*1)         4,620.0
2  Net business profits (basis of realizability
    determination)(*2)                                           3,990.0
3  Income before income taxes (basis of realizability
    determination)                                               3,240.0
4  Taxable income before adjustments (basis of
    realizability determination)(*3)                             3,880.0
5  Temporary difference + net operating loss carryforwards
    (for which deferred tax assets shall be recognized)          2,750.0
6  Deferred tax assets at March 31, 2004 (*4)                    1,119.0
   ---------------------------------------------------------------------
(*1) Total of the two banks, before credit costs
(*2) Based on the scenario that current short-term interest rate level continues for the next five years
(*3) Before reversals of existing deductible temporary differences and net operating loss carryforwards
(*4) Line"5" multiplied by effective tax rate (consolidated corporate-tax basis)

[CHART APPEARS HERE]

(Reference) Assumptions for Business Plan
----------------------------------------------------------------------------
                                 FY 2004  FY 2005  FY 2006  FY 2007  FY 2008
S/T interest rate (3 m/s TIBOR)     0.09%    0.13%    0.50%    0.57%    0.88%
L/T interest rate (10 year JGB)     1.48%    1.90%    2.30%    2.03%    2.58%
Exchange rate (USD/Yen)           (Y)105   (Y)105   (Y)105   (Y)105   (Y)105
----------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

15. Employees' Retirement Benefits

(1) Benefit obligation
[Consolidated]                                            (in millions of yen)
------------------------------------------------------------------------------
                                                                    As of
                                                                March 31, 2004
------------------------------------------------------------------------------
Projected benefits obligation                    (A)                   997,243
   Discount rates:
   Domestic subsidiaries : 1.1% to 2.2%,
    Overseas subsidiaries : 5.4% to 6.25%
Fair value of plan assets                        (B)                   958,308
Prepaid pension cost                             (C)                   189,249
Reserve for employees' retirement benefits       (D)                    34,932
Unrecognized plan assets                         (E)                    57,822
Total amount unrecognized                        (A-B+C-D+E)           251,074
   Unrecognized net obligation by the
    change of accounting policy                                         16,322
   Unrecognized prior service cost                                     (37,753)
   Unrecognized net actuarial loss                                     272,505
------------------------------------------------------------------------------
Note Discount rate : The Bank of Tokyo-Mitsubishi, Ltd. 2.1%, The Mitsubishi Trust and Banking Corporation 2.2%.

(2) Net periodic pension cost

[Consolidated]                           (in millions of yen)
-------------------------------------------------------------
                                                 For the year
                                                 ended March
                                                   31, 2004
-------------------------------------------------------------
Net periodic cost of the employees' retirement
 benefits                                              92,730
   Service cost                                        29,849
   Interest cost                                       24,592
   Expected return on plan assets                     (28,586)
   Amortization of net obligation by the change
    of accounting policy                               16,543
   Amortization of prior service cost                  (3,205)
   Amortization of net actuarial loss                  41,124
   Other                                               12,412
-------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

16. Earning Projections for the Fiscal Year Ending March 31, 2005

[Consolidated]                                       (in billions of yen)
-------------------------------------------------------------------------
                        For the year ending         For the year ended
                          March 31, 2005              March 31, 2004
-------------------------------------------------------------------------
Ordinary income                        2,450.0                    2,555.1
                    ( First half       1,220.0 ) ( First half     1,360.9 )
Ordinary Profit                          640.0                      578.3
                    ( First half         310.0 ) ( First half       273.4 )
Net income                               340.0                      560.8
                    ( First half         170.0 ) ( First half       301.8 )

[Non-consolidated]                                   (in billions of yen)
-------------------------------------------------------------------------
                        For the year ending         For the year ended
                          March 31, 2005              March 31, 2004
-------------------------------------------------------------------------
Operating income                         190.0                       69.3
                    ( First half         187.0 ) ( First half        42.4 )
Ordinary profit                          183.0                       64.4
                    ( First half         183.0 ) ( First half        40.2 )
Net income                               183.0                       64.4
                    ( First half         183.0 ) ( First half        40.3 )
-------------------------------------------------------------------------

                                                                  [LOGO OF MTFG]


                    ----------------------------------------
                         Selected Financial Information
                               under Japanese GAAP
                    For the Fiscal Year Ended March 31, 2004
                    ----------------------------------------


                       The Bank of Tokyo-Mitsubishi, Ltd.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

                                   [Contents]

1    Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2004

     1.  Consolidated Balance Sheets                                                             20
     2.  Consolidated Statements of Operations                                                   21
     3.  Consolidated Statements of Capital Surplus and
          Retained Earnings                                                                      22
     4.  Non-Consolidated Balance Sheets                                                         23
     5.  Non-Consolidated Statements of Operations                                               24
     6.  Notional Principal or Contract Amount, Market
          Value and Valuation Gains (Losses) on Derivatives                                      25
                                                            [Consolidated]
     7.  Financial Results                                  [Consolidated], [Non-Consolidated]   26
     8.  Average Interest Rate Spread                       [Non-Consolidated]                   28
     9.  Valuation Differences on Securities                [Consolidated], [Non-Consolidated]   28
     10. Risk-Adjusted Capital Ratio Based on the
          Standards of the BIS                              [Consolidated], [Non-Consolidated]   29
2    Loan Portfolio and Other
     1.  Risk-Monitored Loans                               [Consolidated], [Non-Consolidated]   30
     2.  Classification of Risk-Monitored Loans             [Consolidated]                       31
     3.  Allowance for Loan Losses                          [Consolidated], [Non-Consolidated]   32
     4.  Coverage Ratio against Risk-Monitored
          Loans                                             [Consolidated], [Non-Consolidated]   32
     5.  Disclosed Claims under the Financial
          Reconstruction Law (the "FRL")                    [Non-Consolidated]                   33
     6.  Status of Secured Coverage on Disclosed
          Claims under the FRL                              [Non-Consolidated]                   33
     7.  Progress in the Disposal of Problem Assets         [Non-Consolidated]                   34
     8.  Classification of Loans by Type of
          Industry                                          [Non-Consolidated]                   38
     9.  Loans and Deposits                                 [Non-Consolidated]                   39
     10. Domestic Deposits                                  [Non-Consolidated]                   39
     11. Number of Employees                                [Non-Consolidated]                   39
     12. Number of Offices                                  [Non-Consolidated]                   39
     13. Status of Deferred Tax Assets                      [Non-Consolidated]                   40
     14. Employees' Retirement Benefits                     [Non-Consolidated]                   41
     15. Earning Projections for the Fiscal Year
          Ending March 31, 2005                             [Consolidated], [Non-Consolidated]   42

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

1 Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2004

(Japanese GAAP)

1. Consolidated Balance Sheets
-----------------------------------------------------------------------------------------------------
                                                                                           Increase/
                                                                      As of March 31,      (Decrease)
(in millions of yen)                                              2004 (A)     2003 (B)     (A)-(B)
-----------------------------------------------------------------------------------------------------
Assets:
   Cash and due from banks                                        5,840,013    7,366,450   (1,526,437)
   Call loans and bills bought                                      953,941      678,407      275,533
   Receivables under resale agreements                            1,409,963      576,814      833,149
   Receivables under securities borrowing transactions            4,603,993    1,561,391    3,042,602
   Commercial paper and other debt purchased                      1,297,241      484,195      813,045
   Trading assets                                                 6,296,997    5,276,242    1,020,755
   Money held in trust                                              462,424      405,882       56,541
   Investment securities                                         20,960,352   16,600,079    4,360,272
   Allowance for losses on investment securities                     (1,923)      (2,067)         143
   Loans and bills discounted                                    38,017,560   38,668,577     (651,017)
   Foreign exchanges                                                553,711      594,767      (41,055)
   Other assets                                                   2,450,786    2,067,540      383,245
   Premises and equipment                                           721,219      801,917      (80,698)
   Deferred debenture discounts and other costs                          --            9           (9)
   Deferred tax assets                                              517,036    1,008,726     (491,690)
   Customers' liabilities for acceptances and guarantees          4,233,353    4,518,715     (285,361)
   Allowance for loan losses                                       (630,054)  (1,016,265)     386,211
-----------------------------------------------------------------------------------------------------
      Total assets                                               87,686,618   79,591,387    8,095,230
-----------------------------------------------------------------------------------------------------
Liabilities:
   Deposits                                                      55,910,135   52,095,330    3,814,804
   Negotiable certificates of deposit                             1,528,477    2,625,077   (1,096,599)
   Debentures                                                       265,957      636,060     (370,103)
   Call money and bills sold                                      5,993,188    3,013,869    2,979,318
   Payables under repurchase agreements                           2,812,279    2,828,308      (16,029)
   Payables under securities lending transactions                 1,571,280    1,996,214     (424,934)
   Commercial paper                                                 241,006      312,208      (71,201)
   Trading liabilities                                            2,751,586    1,455,493    1,296,092
   Borrowed money                                                 1,153,916    1,303,831     (149,915)
   Foreign exchanges                                              1,068,413      512,676      555,737
   Short-term corporate bonds                                       300,200       10,000      290,200
   Bonds and notes                                                3,350,710    3,188,379      162,330
   Bonds with warrants                                               50,000       50,528         (528)
   Other liabilities                                              2,612,359    2,166,328      446,031
   Reserve for employees' bonuses                                    13,050       12,531          519
   Reserve for employees' retirement benefits                        32,140       26,429        5,711
   Reserve for expenses related to EXPO 2005 Japan                       97           31           66
   Reserves under special laws                                        1,160          799          360
   Deferred tax liabilities                                          56,137       61,037       (4,899)
   Deferred tax liabilities on land revaluation excess              130,408      133,453       (3,045)
   Acceptances and guarantees                                     4,233,353    4,518,715     (285,361)
-----------------------------------------------------------------------------------------------------
      Total liabilities                                          84,075,860   76,947,306    7,128,554
-----------------------------------------------------------------------------------------------------
Minority interest                                                   357,087      330,812       26,274
-----------------------------------------------------------------------------------------------------
Shareholder's equity:
   Capital stock                                                    871,973      871,973           --
   Capital surplus                                                  681,928      681,928           --
   Retained earnings                                              1,256,278      858,177      398,100
   Land revaluation excess                                          167,631      197,489      (29,858)
   Unrealized gains (losses) on securities available for sale       383,572     (227,826)     611,399
   Foreign currency translation adjustments                        (107,713)     (68,474)     (39,239)
-----------------------------------------------------------------------------------------------------
      Total shareholder's equity                                  3,253,670    2,313,268      940,401
-----------------------------------------------------------------------------------------------------
      Total liabilities, minority interest
       and shareholder's equity                                  87,686,618   79,591,387    8,095,230
-----------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

2. Consolidated Statements of Operations

-----------------------------------------------------------------------------------
                                                 For the year ended      Increase/
                                                      March 31,         (Decrease)
(in millions of yen)                            2004 (A)    2003 (B)     (A) - (B)
-----------------------------------------------------------------------------------
Ordinary income:
   Interest income:                            1,128,672    1,347,905      (219,233)
      Interest on loans and discounts            768,626      886,442      (117,815)
      Interest and dividends on securities       182,125      216,381       (34,256)
   Trust fees                                     15,974       18,515        (2,540)
   Fees and commissions                          427,748      377,440        50,307
   Trading profits                               133,520       76,654        56,865
   Other business income                         193,403      218,914       (25,511)
   Other ordinary income                         145,941      146,742          (801)
-----------------------------------------------------------------------------------
Total ordinary income                          2,045,260    2,186,174      (140,913)
-----------------------------------------------------------------------------------
Ordinary expenses:
   Interest expense:                             312,949      491,872      (178,922)
      Interest on deposits                       134,327      183,936       (49,609)
      Interest on debentures and
       amortization of debenture discounts         4,035        8,504        (4,468)
   Fees and commissions                           52,843       66,074       (13,230)
   Other business expenses                       112,499       72,104        40,395
   General and administrative expenses           857,740      855,093         2,647
   Other ordinary expenses                       262,701      973,652      (710,950)
-----------------------------------------------------------------------------------
Total ordinary expenses                        1,598,735    2,458,796      (860,061)
-----------------------------------------------------------------------------------
Ordinary profit (loss)                           446,524     (272,622)      719,147
-----------------------------------------------------------------------------------
Special gains                                    326,824       39,919       286,904
Special losses                                    29,874       24,658         5,216
-----------------------------------------------------------------------------------
Income (Loss) before income taxes and others     743,474     (257,361)    1,000,835
-----------------------------------------------------------------------------------
Income taxes-current                              77,438       54,906        22,531
Income taxes-deferred                            190,905     (178,443)      369,349
Minority interest                                 45,846        4,293        41,553
-----------------------------------------------------------------------------------
Net income (loss)                                429,283     (138,117)      567,401
-----------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

3. Consolidated Statements of Capital Surplus and Retained Earnings

----------------------------------------------------------------------------------------------------------
                                                                         For the year ended      Increase/
                                                                               March 31,        (Decrease)
(in millions of yen)                                                     2004(A)     2003(B)     (A) - (B)
----------------------------------------------------------------------------------------------------------
Balance of capital surplus at beginning of fiscal year                    681,928     595,925       86,003
Increase:                                                                      --      86,003      (86,003)
   Issuance of common stock due to capital increase                            --      86,003      (86,003)
----------------------------------------------------------------------------------------------------------
Balance of capital surplus at end of fiscal year                          681,928     681,928           --
----------------------------------------------------------------------------------------------------------
Balance of retained earnings at beginning of fiscal year                  858,177   1,026,305     (168,127)
Increase:                                                                 446,977       7,021      439,956
   Net income                                                             429,283          --      429,283
   Reduction in land revaluation excess                                    17,694       4,130       13,563
   Change in ownership percentage to a consolidated subsidiary
    due to stock repurchase by the subsidiary                                  --       2,648       (2,648)
   Decrease in consolidated companies accounted for by the equity
    method                                                                     --         242         (242)
Decrease:                                                                 (48,877)   (175,148)     126,271
   Net loss                                                                    --    (138,117)     138,117
   Cash dividends                                                         (48,873)    (17,384)     (31,489)
   Bonuses to directors of consolidated subsidiaries                           (3)         (3)          --
   Change in ownership percentage to consolidated subsidiaries and
    a company accounted for by the equity method due to their merger           --     (15,896)      15,896
   Increase in consolidated subsidiaries and companies accounted
    for by the equity method                                                   --      (3,746)       3,746
----------------------------------------------------------------------------------------------------------
Balance of retained earnings at end of fiscal year                      1,256,278     858,177      398,100
----------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

4. Non-Consolidated Balance Sheets

---------------------------------------------------------------------------------------------------
                                                                                          Increase/
                                                                As of March 31,          (Decrease)
(in millions of yen)                                          2004(A)        2003(B)      (A) - (B)
---------------------------------------------------------------------------------------------------
Assets:
   Cash and due from banks                                   5,418,791      7,107,314    (1,688,523)
   Call loans                                                  838,128        478,160       359,967
   Receivables under resale agreements                         458,662        156,108       302,553
   Receivables under securities borrowing transactions       2,757,662        787,680     1,969,981
   Commercial paper and other debt purchased                   457,187        293,492       163,694
   Trading assets                                            4,204,602      4,150,726        53,875
   Money held in trust                                         414,457        365,381        49,075
   Investment securities                                    20,766,910     16,351,043     4,415,866
   Allowance for losses on investment securities                (1,923)        (2,067)          143
   Loans and bills discounted                               34,816,640     34,724,836        91,803
   Foreign exchanges                                           557,677        603,344       (45,667)
   Other assets                                              1,731,951      1,247,816       484,135
   Premises and equipment                                      580,409        637,663       (57,253)
   Deferred tax assets                                         527,692      1,018,553      (490,861)
   Customers' liabilities for acceptances and guarantees     3,377,138      3,795,648      (418,509)
   Allowance for loan losses                                  (468,577)      (809,374)      340,796
---------------------------------------------------------------------------------------------------
      Total assets                                          76,437,410     70,906,329     5,531,080
---------------------------------------------------------------------------------------------------
Liabilities:
   Deposits                                                 51,819,415     47,827,174     3,992,241
   Negotiable certificates of deposit                        1,626,476      2,720,083    (1,093,607)
   Debentures                                                  265,957        636,060      (370,103)
   Call money                                                2,456,412      2,364,965        91,446
   Payables under repurchase agreements                      1,818,440      2,149,826      (331,386)
   Payables under securities lending transactions              386,061      1,273,929      (887,868)
   Bills sold                                                3,247,400        576,500     2,670,900
   Commercial paper                                                 --         15,000       (15,000)
   Trading liabilities                                         800,207      1,273,940      (473,733)
   Borrowed money                                            1,344,764      1,588,979      (244,214)
   Foreign exchanges                                         1,068,964        514,781       554,183
   Short-term corporate bonds                                  300,200         10,000       290,200
   Bonds and notes                                           2,567,140      2,203,400       363,740
   Other liabilities                                         2,066,730      1,588,857       477,873
   Reserve for employees' bonuses                                6,053          6,945          (891)
   Reserve for employees' retirement benefits                   13,272          6,691         6,581
   Reserve for expenses related to EXPO 2005 Japan                  97             31            66
   Reserves under special laws                                      31             58           (26)
   Deferred tax liabilities on land revaluation excess         130,408        133,453        (3,045)
   Acceptances and guarantees                                3,377,138      3,795,648      (418,509)
---------------------------------------------------------------------------------------------------
      Total liabilities                                     73,295,173     68,686,327     4,608,846
---------------------------------------------------------------------------------------------------
Shareholder's equity:
   Capital stock                                               871,973        871,973            --
   Capital surplus                                             681,928        681,928            --
      Capital reserve                                          681,928        681,928            --
   Retained earnings                                         1,041,547        712,972       328,574
      Revenue reserve                                          190,044        190,044            --
      Voluntary reserves                                       475,701        592,908      (117,206)
      Unappropriated profit                                    375,801        (69,979)      445,781
         Net income                                            359,754        (92,116)      451,871
   Land revaluation excess                                     167,704        197,563       (29,858)
   Unrealized gains (losses) on securities
    available for sale                                         379,082       (244,435)      623,518
---------------------------------------------------------------------------------------------------
      Total shareholder's equity                             3,142,236      2,220,001       922,234
---------------------------------------------------------------------------------------------------
      Total liabilities, minority interest
       and shareholder's equity                             76,437,410     70,906,329     5,531,080
---------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

-------------------------------------------------------------------------------------
                                                      For the year ended    Increase/
                                                           March 31,       (Decrease)
    (in millions of yen)                            2004(A)       2003(B)   (A) - (B)
-------------------------------------------------------------------------------------
Ordinary income:
   Interest income:                                  887,752    1,034,757    (147,004)
      Interest on loans and discounts                569,937      635,436     (65,498)
      Interest and dividends on securities           182,201      191,193      (8,991)
   Fees and commissions                              205,938      186,807      19,130
   Trading profits                                    57,961       49,467       8,493
   Other business income                             205,278      211,157      (5,878)
   Other ordinary income                             114,075      129,082     (15,007)
-------------------------------------------------------------------------------------
Total ordinary income                              1,471,005    1,611,272    (140,266)
-------------------------------------------------------------------------------------
Ordinary expenses:
   Interest expense:                                 255,402      381,843    (126,440)
      Interest on deposits                           110,763      148,216     (37,452)
      Interest on debentures and
       amortization of debenture discounts             4,035        8,413      (4,377)
   Fees and commissions                               52,541       53,833      (1,292)
   Trading losses                                      3,221           --       3,221
   Other business expenses                           122,362       70,110      52,252
   General and administrative expenses               505,343      508,060      (2,717)
   Other ordinary expenses                           241,912      897,463    (655,550)
-------------------------------------------------------------------------------------
Total ordinary expenses                            1,180,784    1,911,312    (730,527)
-------------------------------------------------------------------------------------
Ordinary profit (loss)                               290,221     (300,040)    590,261
-------------------------------------------------------------------------------------
Special gains                                        325,586       33,532     292,054
Special losses                                        28,088       20,825       7,263
-------------------------------------------------------------------------------------
Income (Loss) before income taxes and others         587,719     (287,333)    875,052
-------------------------------------------------------------------------------------
Income taxes-current                                  44,462       22,925      21,537
Income taxes-deferred                                183,503     (218,141)    401,644
-------------------------------------------------------------------------------------
Net income (loss)                                    359,754      (92,116)    451,871
-------------------------------------------------------------------------------------
Unappropriated retained earnings brought forward      16,769       18,006      (1,237)
Reduction in land revaluation excess                  17,694        4,130      13,563
Interim dividends                                     18,416           --      18,416
Unappropriated retained earnings                     375,801      (69,979)    445,781
-------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives

     The publication is omitted in order to be disclosed by EDINET.

[Reference]

1. Derivatives qualified for hedge-accounting [Consolidated]

                                       (in billions of yen)
-----------------------------------------------------------
                                   As of March 31, 2004
-----------------------------------------------------------
                               Notional principal   Market
                               or contract amount   value
-----------------------------------------------------------
Interest rate futures                     5,921.2       2.4
Interest rate swaps                      20,775.2      90.9
Currency swaps                            2,016.8      (6.2)
Other interest rate-related
transactions                                  3.8       0.0
Others                                        0.6       0.6
-----------------------------------------------------------
Total                                                  87.8
-----------------------------------------------------------

Note : Derivatives which are accounted for on an accrual basis based on "Accounting standard for financial instruments" are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

                                                                (in billions of yen)
------------------------------------------------------------------------------------
                                             As of March 31, 2004
------------------------------------------------------------------------------------
                                Due within   Due after 1 year   Due after
                                  1 year     through 5 years    5 years       Total
------------------------------------------------------------------------------------
Receive-fix/pay-floater            4,737.2            8,392.5     1,208.7   14,338.5
Receive floater/pay-fix            2,870.7            2,260.7     1,295.1    6,426.6
Receive floater/pay-floater             --               10.0          --       10.0
Total                              7,608.0           10,663.2     2,503.9   20,775.2
------------------------------------------------------------------------------------

2. Deferred gains (losses) [Consolidated]

                                                          (in billions of yen)
------------------------------------------------------------------------------
                                  As of March 31, 2004
                                Deferred      Deferred      Net gains (losses)
                                gains (A)     losses (B)         (A) - (B)
------------------------------------------------------------------------------
Interest rate futures                 17.7           13.8                  3.8
Interest rate swaps                  239.6          218.7                 20.8
Currency swaps                        35.5           37.7                 (2.1)
Other interest rate-related
 transactions                          0.1            0.1                   --
Others                                 4.0            4.4                 (0.3)
Total                                297.1          274.9                 22.1
------------------------------------------------------------------------------

Note : Deferred gains (losses) attributable to the macro hedge accounting as of March 31, 2004 are included in the above table.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

7. Financial Results (The Bank of Tokyo-Mitsubishi, Ltd. and Consolidated Subsidiaries)

                                                                                         (in millions of yen)
-------------------------------------------------------------------------------------------------------------
                                                                     For the year   For the year
                                                                        ended          ended        Increase/
                                                                      March 31,      March 31,     (Decrease)
                                                                       2003 (A)       2004 (B)      (B) - (A)
-------------------------------------------------------------------------------------------------------------
Gross profits                                                           1,411,032      1,422,934       11,902
   Net interest income                                                    857,686        817,631      (40,054)
   Trust fees                                                              18,515         15,974       (2,540)
   Net fees and commissions                                               311,366        374,904       63,538
   Net trading profits                                                     76,654        133,520       56,865
   Net other business income                                              146,809         80,903      (65,906)
      Net gains on debt securities                                         63,178        (32,715)     (95,894)
General and administrative expenses                                       813,531        810,895       (2,635)
Net business profits before provision for formula allowance for
 loan losses                                                              597,500        612,039       14,538
Provision for formula allowance for loan losses (1)                        42,739             --      (42,739)
Net business profits*                                                     554,761        612,039       57,277
Net non-recurring losses                                                 (827,384)      (165,514)     661,870
   Credit related costs (2)                                              (349,921)      (139,284)     210,637
      Losses on loan charge-offs                                         (165,727)       (59,979)     105,747
      Provision for specific allowance for loan losses                    (39,809)            --       39,809
      Losses on sales of loans to the Resolution and Collection
       Corporation                                                        (73,030)       (39,549)      33,480
      Other credit related costs                                          (71,354)       (39,754)      31,599
   Net losses on equity securities                                       (386,611)        (1,068)     385,543
      Gains on sales of equity securities                                  52,997         66,779       13,781
      Losses on sales of equity securities                               (184,774)       (59,219)     125,555
      Losses on write down of equity securities                          (254,835)        (8,628)     246,206
   Equity in loss of affiliates                                            (9,009)          (733)       8,276
   Other                                                                  (81,841)       (24,428)      57,413
Ordinary profit (loss)                                                   (272,622)       446,524      719,147
Net special gains (losses)                                                 15,261        296,949      281,688
   Reversal of allowance for loan losses (3)                                   --        243,281      243,181
   Refund of enterprise taxes by the Tokyo Metropolitan Government             --         32,141       32,141
   Gains on transfer of the substitutional portion of future
    pension obligations                                                        --         26,503       26,503
   Gain on loans charged-off (4)                                           36,463         21,402      (15,061)
   Losses on impairment of fixed assets                                        --        (19,740)     (19,740)
Income (Loss) before income taxes and others                             (257,361)       743,474    1,000,835
Income taxes-current                                                       54,906         77,438       22,531
Income taxes-deferred                                                    (178,443)       190,905      369,349
Minority interest                                                           4,293         45,846       41,553
Net income (loss)                                                        (138,117)       429,283      567,401

Note:
   * Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi, Ltd. + Other consolidated entities' gross profits - Other consolidated entities' general and administrative expenses - Other consolidated entities' provision for formula allowance for loan losses - Inter-company transactions.

(Reference)
Total credit costs (1)+(2)+(3)                                            392,661       (103,996)    (496,657)
Total credit costs + Gain on loans charged-off (1)+(2)+(3)+(4)            356,197       (125,398)    (481,596)
Number of consolidated subsidiaries                                           150            132          (18)
Number of affiliated companies accounted for by  the equity method             23             23           --

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

Financial Results (The Bank of Tokyo-Mitsubishi, Ltd.)

                                                                                         (in millions of yen)
-------------------------------------------------------------------------------------------------------------
                                                                     For the year   For the year
                                                                        ended          ended       Increase/
                                                                       March 31,      March 31,    (Decrease)
                                                                       2003 (A)       2004 (B)     (B) - (A)
-------------------------------------------------------------------------------------------------------------
Gross profits                                                             978,054        925,311      (52,742)
   Domestic gross profits                                                 545,956        510,310      (35,645)
      Net interest income                                                 427,416        427,497           80
      Net fees and commissions                                             71,532         93,182       21,650
      Net trading profits                                                  16,764          8,410       (8,354)
      Net other business income                                            30,243        (18,778)     (49,022)
         Net gains on debt securities                                      32,186        (30,104)     (62,290)
   Non-domestic gross profits                                             432,097        415,000      (17,096)
      Net interest income                                                 227,149        206,762      (20,387)
      Net fees and commissions                                             61,441         60,214       (1,226)
      Net trading profits                                                  32,703         46,329       13,626
      Net other business income                                           110,803        101,693       (9,109)
         Net gains on debt securities                                      30,034         (2,211)     (32,246)
General and administrative expenses                                       466,499        458,498       (8,000)
   Personnel expenses                                                     183,535        172,273      (11,261)
   Non-personnel expenses                                                 260,226        262,415        2,188
   Taxes                                                                   22,737         23,809        1,071
Net business profits before provision for formula allowance for
 loan losses                                                              511,555        466,813      (44,741)
Provision for formula allowance for loan losses (1)                        49,698             --      (49,698)
Net business profits                                                      461,856        466,813        4,956
Net non-recurring losses                                                 (761,896)      (176,591)     585,304
   Credit related costs (2)                                              (291,389)      (107,187)     184,202
      Losses on loan charge-offs                                         (141,491)       (24,592)     116,898
      Provision for specific allowance for loan losses                      3,140             --       (3,140)
      Losses on sales of loans to the Resolution and Collection
       Corporation                                                        (66,378)       (38,273)      28,105
      Other credit related costs                                          (86,660)       (44,321)      42,339
   Net losses on equity securities                                       (370,560)       (20,916)     349,644
      Gains on sales of equity securities                                  73,897         85,756       11,858
      Losses on sales of equity securities                               (184,528)       (59,515)     125,013
      Losses on write down of equity securities                          (259,928)       (47,156)     212,772
   Others                                                                 (99,946)       (48,488)      51,458
Ordinary profit (loss)                                                   (300,040)       290,221      590,261
Net special gains (losses)                                                 12,707        297,498      284,791
   Reversal of allowance for loan losses (3)                                   --        242,574      242,574
   Refund of enterprise taxes by the Tokyo Metropolitan Government             --         32,141       32,141
   Gains on transfer of the substitutional portion of future
    pension obligations                                                        --         26,503       26,503
   Gain on loans charged-off (4)                                           30,350         21,257       (9,092)
   Losses on impairment of fixed assets                                        --        (19,459)     (19,459)
Income (Loss) before income taxes                                        (287,333)       587,719      875,052
Income taxes-current                                                       22,925         44,462       21,537
Income taxes-deferred                                                    (218,141)       183,503      401,644
Net income (loss)                                                         (92,116)       359,754      451,871
   Total credit costs (1)+(2)+(3)                                         341,088       (135,386)    (476,475)
   Total credit costs + Gain on loans charged-off (1)+(2)+(3)+(4)         310,738       (156,644)    (467,383)

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

8. Average Interest Rate Spread

[Non-Consolidated]                                                                     (percentage per annum)
-------------------------------------------------------------------------------------------------------------
                                                                        For the year ended
                                                                            March 31,              Increase/
                                                                  ------------------------------   (Decrease)
                                                                     2004(A)        2003(B)        (A) - (B)
-------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-earning assets (a)                   1.50           1.78        (0.28)
   Average interest rate on Loans and bills discounted                       1.64           1.82        (0.18)
   Average interest rate on Investment securities                            0.99           1.13        (0.13)
Total average interest rate on interest-bearing liabilities (b)              1.11           1.41        (0.29)
   Average interest rate on Deposits, NCD and Debentures                     0.22           0.32        (0.09)
   Average interest rate on external liabilities                             0.81           1.28        (0.47)
Total average interest rate spread (a)-(b)                                   0.38           0.37         0.01
-------------------------------------------------------------------------------------------------------------

Average interest rate spread in domestic business segment:                             (percentage per annum)
-------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-earning assets (a)                   1.09           1.16        (0.06)
   Average interest rate on Loans and bills discounted                       1.44           1.53        (0.09)
   Average interest rate on Investment securities                            0.51           0.57        (0.06)
Total average interest rate on interest-bearing liabilities (b)              0.78           0.88        (0.10)
   Average interest rate on Deposits, NCD and Debentures                     0.03           0.06        (0.02)
   Average interest rate on external liabilities                             0.58           0.98        (0.40)
Total average interest rate spread (a)-(b)                                   0.31           0.27         0.04
-------------------------------------------------------------------------------------------------------------

9. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities                        Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity    Amortized cost
Securities available for sale             Market value (valuation differences are included in shareholders'
                                          equity, net of income taxes)

(Reference) Securities in money held in trust
Trading purposes                          Market value (valuation differences are recorded as profits or losses)
Being held to maturity                    Amortized cost
Other                                     Market value (valuation differences are included in shareholders'
                                          equity, net of income taxes)

(2) Valuation differences

[Consolidated]                                                                                            (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                       As of March 31, 2004                        As of March 31, 2003
                                         -------------------------------------------------------------------------------------
                                                       Valuation differences                       Valuation differences
                                             (A)      (A) - (B)      Gains       Losses        (B)        Gains       Losses
------------------------------------------------------------------------------------------------------------------------------
Debt securities being held to maturity        1,974           33        3,197       1,223       1,940        1,942           1
Securities available for sale               650,296      897,240      792,943     142,647    (246,944)     298,039     544,984
   Domestic equity securities               607,544      897,948      693,953      86,409    (290,404)     168,888     459,293
   Domestic bonds                           (15,007)     (80,166)      21,033      36,041      65,158       67,259       2,100
   Other                                     57,760       79,458       77,955      20,195     (21,698)      61,892      83,590
Total                                       652,270      897,274      796,141     143,870    (245,003)     299,982     544,985
   Domestic equity securities               607,544      897,948      693,953      86,409    (290,404)     168,888     459,293
   Domestic bonds                           (14,620)     (79,779)      22,638      37,259      65,158       67,259       2,100
   Other                                     59,347       79,104       79,548      20,201     (19,757)      63,834      83,591
------------------------------------------------------------------------------------------------------------------------------

[Non-Consolidated]                                                                                        (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                      As of March 31, 2004                    As of March 31, 2003
                                         -------------------------------------------------------------------------------------
                                                       Valuation differences                       Valuation differences
                                             (A)      (A) - (B)      Gains       Losses        (B)        Gains       Losses
------------------------------------------------------------------------------------------------------------------------------
Debt securities being held to maturity          683          397        1,903       1,220         286          287           1
Stocks of subsidiaries and affiliates       493,508      297,263      493,517           8     196,245      270,299      74,054
Securities available for sale               638,310      915,467      759,175     120,864    (277,157)     259,275     536,432
   Domestic equity securities               599,889      890,419      674,637      74,747    (290,529)     163,410     453,940
   Domestic bonds                           (15,038)     (80,204)      21,002      36,041      65,165       67,259       2,094
   Other                                     53,459      105,252       63,535      10,075     (51,793)      28,605      80,398
Total                                     1,132,502    1,213,128    1,254,596     122,094     (80,626)     529,862     610,488
   Domestic equity securities               770,981    1,132,563      845,729      74,747    (361,581)     166,412     527,994
   Domestic bonds                           (14,651)     (79,816)      22,607      37,258      65,165       67,259       2,094
   Other                                    376,171      160,381      386,259      10,087     215,789      296,190      80,400
------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]                                                                        (in billions of yen except percentages)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of
                                                         March 31,
                                                         2004 (A)      Increase/     Increase/       As of          As of
                                                       (Preliminary    (Decrease)    (Decrease)    March 31,    September 30,
                                                          basis)       (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
(1)   Risk-adjusted capital ratio                             11.97%         1.53%         0.07%        10.43%          11.89%
(2)   Tier 1 capital                                        2,876.0         475.7          (6.2)      2,400.2         2,882.2
(3)   Tier 2 capital includable as qualifying capital       2,415.3         123.9         (23.6)      2,291.3         2,438.9
   i) The amount of unrealized gains on investment
      securities, includable as qualifying capital            294.0         294.0         210.1            --            83.9
  ii) The amount of land revaluation excess
      includable as qualifying capital                        134.0         (14.8)         (6.8)        148.9           140.9
 iii) Subordinated debt                                     1,509.0         (72.1)       (160.3)      1,581.1         1,669.4
(4)   Tier 3 capital includable as qualifying capital          30.0            --           0.1          30.0            29.9
(5)   Deductions from total qualifying capital                 41.7           7.8           2.8          33.9            38.8
(6)   Total qualifying capital (2)+(3)+(4)-(5)              5,279.5         591.8         (32.6)      4,687.7         5,312.1
(7)   Risk-adjusted assets                                 44,093.8        (809.1)       (552.2)     44,903.0        44,646.1
-----------------------------------------------------------------------------------------------------------------------------

[Non-Consolidated]                                                                    (in billions of yen except percentages)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of
                                                         March 31,
                                                         2004 (A)      Increase/     Increase/       As of          As of
                                                       (Preliminary    (Decrease)    (Decrease)    March 31,    September 30,
                                                          basis)       (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
(1)   Risk-adjusted capital ratio                             12.18%         1.94%        (0.04)%       10.24%          12.23%
(2)   Tier 1 capital                                        2,437.5         445.5         (21.0)      1,991.9         2,458.5
(3)   Tier 2 capital includable as qualifying capital       2,232.3         263.7          (3.2)      1,968.5         2,229.0
   i) The amount of unrealized gains on investment
      securities, includable as qualifying capital            287.3         287.3         216.2            --            71.0
  ii) The amount of land revaluation excess
      includable as qualifying capital                        134.1         (14.8)         (6.8)        148.9           141.0
 iii) Subordinated debt                                     1,461.1         (68.1)       (160.2)      1,529.3         1,621.3
(4)   Tier 3 capital includable as qualifying capital          12.4         (10.9)         (6.3)         23.4            18.7
(5)   Deductions from total qualifying capital                  4.5          (0.1)         (0.5)          4.6             5.0
(6)   Total qualifying capital (2)+(3)+(4)-(5)              4,677.7         698.4         (23.5)      3,979.2         4,701.2
(7)   Risk-adjusted assets                                 38,375.3        (471.9)        (61.5)     38,847.2        38,436.9
-----------------------------------------------------------------------------------------------------------------------------

                                       29

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

2 Loan Portfolio and Other

1. Risk-Monitored Loans
   (Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]
                                                                                                         (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/        As of         As of
                                                         March 31,     (Decrease)    (Decrease)     March 31,   September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy                          22,684       (31,025)      (15,435)       53,709          38,119
   Past due loans                                           519,109      (404,120)     (167,044)      923,229         686,154
   Accruing loans contractually
    past due 3 months or more                                12,260        (5,818)       (4,993)       18,078          17,253
   Restructured loans                                       508,913      (468,570)     (192,587)      977,483         701,501
-----------------------------------------------------------------------------------------------------------------------------
   Total                                                  1,062,966      (909,534)     (380,061)    1,972,501       1,443,028
-----------------------------------------------------------------------------------------------------------------------------
   Amount of direct reduction                               300,610      (114,649)      (67,353)      415,259         367,964
Loans and bills discounted                               38,017,560      (651,017)       84,484    38,668,577      37,933,075
-----------------------------------------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
-----------------------------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy                            0.05%        (0.07)%       (0.04)%        0.13%           0.10%
    Past due loans                                             1.36%        (1.02)%       (0.44)%        2.38%           1.80%
   Accruing loans contractually
    past due 3 months or more                                  0.03%        (0.01)%       (0.01)%        0.04%           0.04%
   Restructured loans                                          1.33%        (1.18)%       (0.51)%        2.52%           1.84%
-----------------------------------------------------------------------------------------------------------------------------
   Total                                                       2.79%        (2.30)%       (1.00)%        5.10%           3.80%
-----------------------------------------------------------------------------------------------------------------------------

[Non-Consolidated]
                                                                                                         (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of          As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy                          15,177       (32,175)       (9,066)       47,352          24,244
   Past due loans                                           445,124      (380,342)     (139,716)      825,467         584,840
   Accruing loans contractually
    past due 3 months or more                                11,835        (5,250)       (3,918)       17,085          15,753
   Restructured loans                                       507,440      (531,407)     (191,561)    1,038,848         699,002
-----------------------------------------------------------------------------------------------------------------------------
   Total                                                    979,578      (949,175)     (344,263)    1,928,753       1,323,841
-----------------------------------------------------------------------------------------------------------------------------
   Amount of direct reduction                               243,437      (112,341)      (74,610)      355,778         318,047
Loans and bills discounted                               34,816,640        91,803       556,179    34,724,836      34,260,461
-----------------------------------------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
-----------------------------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy                            0.04%        (0.09)%       (0.02)%        0.13%           0.07%
   Past due loans                                              1.27%        (1.09)%       (0.42)%        2.37%           1.70%
   Accruing loans contractually
    past due 3 months or more                                  0.03%        (0.01)%       (0.01)%        0.04%           0.04%
   Restructured loans                                          1.45%        (1.53)%       (0.58)%        2.99%           2.04%
-----------------------------------------------------------------------------------------------------------------------------
   Total                                                       2.81%        (2.74)%       (1.05)%        5.55%           3.86%
-----------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

2. Classification of Risk-Monitored Loans

Classification by geographic area

[Consolidated]                                                                                           (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of          As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Domestic*                                                   807,675      (828,736)     (392,580)    1,636,411       1,200,256
Overseas*                                                   255,291       (80,798)       12,519       336,090         242,772
   Asia                                                      22,645       (34,064)      (10,736)       56,710          33,382
      Indonesia                                               4,090        (8,340)       (5,825)       12,431           9,916
      Thailand                                                7,863        (3,016)          400        10,879           7,462
      Hong Kong                                               4,717        (8,347)       (1,926)       13,064           6,643
      Other                                                   5,974       (14,360)       (3,385)       20,335           9,360
   United States of America                                 184,060         8,213        43,146       175,847         140,913
   Other                                                     48,585       (54,946)      (19,891)      103,532          68,477
-----------------------------------------------------------------------------------------------------------------------------
Total                                                     1,062,966      (909,534)     (380,061)    1,972,501       1,443,028
-----------------------------------------------------------------------------------------------------------------------------

Note:*  "Domestic" and "Overseas" are classified by domicile of borrowers.

Classification by type of industry of borrowers

[Consolidated]                                                                                           (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of          As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Domestic*                                                   807,675      (828,736)     (392,580)    1,636,411       1,200,256
   Manufacturing                                            101,319      (101,776)       (8,999)      203,095         110,318
   Construction                                              43,813       (75,120)      (51,040)      118,934          94,854
   Wholesale and Retail                                     189,632      (209,464)     (102,882)      399,097         292,514
   Banks and other financial institutions                    14,943        (2,144)        5,193        17,087           9,749
   Real estate                                              275,472      (160,765)      (48,026)      436,237         323,498
   Services                                                  81,953       (91,830)      (24,624)      173,784         106,578
   Other industries                                          20,394       (49,607)      (27,800)       70,001          48,194
   Consumer                                                  80,146      (138,026)     (134,400)      218,172         214,546
Overseas*                                                   255,291       (80,798)       12,519       336,090         242,772
   Banks and other financial institutions                    80,588        74,465        79,172         6,122           1,415
   Commercial and industrial                                166,429      (157,206)      (70,651)      323,635         237,080
   Other                                                      8,274         1,942         3,997         6,331           4,276
-----------------------------------------------------------------------------------------------------------------------------
Total                                                     1,062,966      (909,534)     (380,061)    1,972,501       1,443,028
-----------------------------------------------------------------------------------------------------------------------------

Note:*  "Domestic" and "Overseas" are classified by domicile of borrowers.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

3. Allowance for Loan Losses

[Consolidated]                                                                                           (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of          As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses                                   630,054      (386,211)     (144,431)    1,016,265         774,485
   Formula allowance for loan losses                        478,090      (186,481)      (66,458)      664,572         544,549
   Specific allowance for loan losses                       146,054      (193,087)      (75,261)      339,141         221,315
   Allowance for loans to specific foreign borrowers          5,908        (6,642)       (2,711)       12,551           8,620
-----------------------------------------------------------------------------------------------------------------------------

[Non-Consolidated]                                                                                       (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of          As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses                                   468,577      (340,796)     (110,945)      809,374         579,522
   Formula allowance for loan losses                        349,680      (156,886)      (45,890)      506,566         395,571
   Specific allowance for loan losses                       112,987      (177,268)      (62,342)      290,256         175,330
   Allowance for loans to specific foreign borrowers          5,908        (6,642)       (2,711)       12,551           8,620
Reserve for financial assistance to specific
 borrowers                                                       --            --        (1,371)           --           1,371
-----------------------------------------------------------------------------------------------------------------------------

4. Coverage Ratio against Risk-Monitored Loans

[Consolidated]                                                                                           (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of          As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses (a)                               630,054      (386,211)     (144,431)    1,016,265         774,485
Risk-monitored loans (b)                                  1,062,966      (909,534)     (380,061)    1,972,501       1,443,028
Coverage ratio (a)/(b)                                        59.27%         7.75%         5.60%        51.52%          53.67%
-----------------------------------------------------------------------------------------------------------------------------

[Non-Consolidated]                                                                                       (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of          As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses (a)                               468,577      (340,796)     (110,945)      809,374         579,522
Risk-monitored loans (b)                                    979,578      (949,175)     (344,263)    1,928,753       1,323,841
Coverage ratio (a)/(b)                                        47.83%         5.87%         4.05%        41.96%          43.77%
-----------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

5. Disclosed Claims under the Financial Reconstruction Law (the "FRL")

[Non-Consolidated]                                                                                       (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of          As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
 bankrupt debtors                                            90,966      (45,692)      (32,977)      136,659          123,943
Claims under high risk                                      382,536     (389,464)     (123,572)      772,000          506,108
Claims under close observation                              519,276     (536,657)     (195,479)    1,055,933          714,756
-----------------------------------------------------------------------------------------------------------------------------
Total (1)                                                   992,778     (971,814)     (352,030)    1,964,593        1,344,808
-----------------------------------------------------------------------------------------------------------------------------
Normal claims                                            37,852,472      452,103       549,782    37,400,369       37,302,689
-----------------------------------------------------------------------------------------------------------------------------

6. Status of Secured Coverage on Disclosed Claims under the FRL

[Non-Consolidated]                                                                                       (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of          As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Secured coverage amount (2)                                 675,687      (789,997)     (314,167)    1,465,684         989,854
   Allowance for loan losses                                210,381      (288,590)      (95,425)      498,971         305,806
   Reserve for financial support to specific
    borrowers                                                    --            --            --            --              --
   Collateral, guarantees, etc.                             456,305      (501,407)     (218,741)      966,712         684,047
Secured coverage ratio (2)/(1)                                68.06%        (6.54)%       (5.54)%       74.60%          73.60%
-----------------------------------------------------------------------------------------------------------------------------

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Non-Consolidated]                                                                                       (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                      Reserve for   Collectable
                                                                      financial     amount by
                                                                      support       collater-     Coverage      Coverage
                                          Disclosed     Allowance     to specific   alized and    ratio         ratio
                                           amount       for loan      borrowers     guaranteed    [(B)+(C)] /   [(B)+(C)+(D)]
               Category                     (A)         losses (B)    (C)           loans (D)     [(A)-(D)]     / (A)
-----------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and                        90,966          5,283            --        85,683        100.00%         100.00%
substantially bankrupt debtors              [136,659]       [11,460]           --      [125,198]      [100.00%]       [100.00%]
Claims under high risk                       382,536        105,087            --       210,741         61.17%          82.56%
                                            [772,000]      [267,551]           --      [364,388]       [65.63%]        [81.85%]
Claims under close observation               519,276        100,011            --       168,880         28.54%          51.78%
                                          [1,055,933]      [219,959]           --      [477,126]       [38.00%]        [66.01%]
Sub total (1)                                992,778        210,381            --       465,305         39.88%          68.06%
                                          [1,964,593]      [498,971]           --      [966,712]       [50.00%]        [74.60%]
Normal claims                             37,852,472
                                         [37,400,369]
Total (2)                                 38,845,250
                                         [39,364,962]
Sub total (1) / Total (2)                       2.55%
                                               [4.99%]
-----------------------------------------------------------------------------------------------------------------------------

Note: The upper figures are as of March 31, 2004. The lower figures with bracket are as of March 31, 2003.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

7.  Progress in the Disposal of Problem Assets [Non-Consolidated]
    (excluding claims under close observation)

(1)  Assets categorized as problem assets as of September 30, 2000 based on the FRL                            (in billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                        As of        As of       As of        As of        As of        As of        As of        As of
                    September 30,  March 31, September 30,  March 31,  September 30,  March 31,  September 30,  March 31,
                        2000         2001        2001         2002         2002         2003        2003 (a)     2004 (b) (b) - (a)
-----------------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt
and  substantially
bankrupt debtors            274.3      144.3         150.6      144.9          210.9       38.7           19.0       14.9      (4.0)
Claims under high
risk                      1,053.5      944.9         758.4      538.4          193.6       13.5           10.3        7.4      (2.8)
-----------------------------------------------------------------------------------------------------------------------------------
Total                     1,327.8    1,089.2         909.0      683.4          404.6       52.3           29.3       22.4      (6.9)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   (A)       (B)

Progress in the disposal of problem assets (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Disposition by borrowers' liquidation                0.1
Re-constructive disposition                          2.1
Improvements in financial status due to
re-constructive disposition                           --
Loan sales to secondary market                       2.8
Charge-off                                           0.3
Other                                                1.4
   Collection of claims                              1.4
   Improvements in financial status                  0.0
--------------------------------------------------------
Total                                                6.9(B)
--------------------------------------------------------

Above (A) includes the following figures which facilitates the final disposal of problem assets.

                                    (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Legal liquidation                                    0.8
Quasi-legal liquidation                               --
Split-off of problem loans                            --
Partial charge-off of smaller balance
loans                                                2.8
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                           --
--------------------------------------------------------
Total                                                3.6
--------------------------------------------------------

(2)  Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL     (in billions of yen)
---------------------------------------------------------------------------------------------------------------------------
                           As of        As of        As of        As of        As of        As of        As of
                         March 31,  September 30,  March 31,  September 30,  March 31,  September 30,  March 31,
                            2001         2001        2002         2002          2003       2003 (a)     2004 (b)  (b) - (a)
---------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt
debtors                      106.8           98.3       94.3           44.0       18.6           17.8       14.7       (3.1)
Claims under high risk       635.3          575.4      447.4          269.3       72.5           49.1       30.7      (18.4)
---------------------------------------------------------------------------------------------------------------------------
Total                        742.2          673.7      541.8          313.3       91.2           67.0       45.5      (21.5)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                           (C)        (D)

Progress in the disposal of problem assets (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Disposition by borrowers' liquidation                0.5
Re-constructive disposition                          0.0
Improvements in financial status due to
re-constructive disposition                           --
Loan sales to secondary market                       4.8
Charge-off                                           0.0
Other                                               15.9
   Collection of claims                             14.8
   Improvements in financial status                  1.0
--------------------------------------------------------
Total                                               21.5(D)
--------------------------------------------------------

Above (C) includes the following figures which facilitates the final disposal of problem assets.

                                    (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Legal liquidation                                    0.9
Quasi-legal liquidation                               --
Split-off of problem loans                            --
Partial charge-off of smaller balance
loans                                               13.6
Entrust through the managed trust method
to the Resolution and Collection
Corporation                                           --
--------------------------------------------------------
Total                                               14.6
--------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(3)  Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL             (in billions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                               As of        As of        As of        As of        As of        As of
                                           September 30,  March 31,  September 30,  March 31,  September 30,  March 31,
                                                2001        2002         2002          2003       2003 (a)     2004 (b)  (b) - (a)
----------------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially                27.1       25.6           26.4       17.8           11.4        6.7       (4.6)
bankrupt debtors
Claims under high risk                             257.0      140.1           79.9       47.2           27.9       17.7      (10.1)
----------------------------------------------------------------------------------------------------------------------------------
Total                                              284.2      165.8          106.3       65.1           39.4       24.5      (14.8)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  (E)        (F)

Progress in the disposal of problem assets (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Disposition by borrowers' liquidation                0.0
Re-constructive disposition                          1.8
Improvements in financial status due to
re-constructive disposition                           --
Loan sales to secondary market                       7.3
Charge-off                                           0.9
Other                                                4.7
   Collection of claims                              3.8
   Improvements in financial
   status                                            0.8
--------------------------------------------------------
Total                                               14.8(F)
--------------------------------------------------------

Above (E) includes the following figures which facilitates the final disposal of problem assets.

                                    (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                            fiscal 2003
--------------------------------------------------------
Legal liquidation                                    0.4
Quasi-legal liquidation                               --
Split-off of problem loans                            --
Partial charge-off of smaller
balance loans                                        6.3
Entrust through the managed trust method
to the Resolution and Collection
Corporation                                           --
--------------------------------------------------------
Total                                                6.7
--------------------------------------------------------

(4)  Assets newly categorized as problem assets during second half of fiscal 2001 based
    on the FRL                                                               (in billions of yen)
-------------------------------------------------------------------------------------------------
                           As of        As of        As of        As of        As of
                         March 31,  September 30,  March 31,  September 30,  March 31,
                            2002         2002        2003        2003 (a)    2004 (b)   (b) - (a)
-------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially
bankrupt debtors              57.3           35.4       14.7           12.3        4.7       (7.6)
Claims under high risk       315.9          162.4      104.1           48.5       28.3      (20.1)
Total                        373.2          197.9      118.9           60.8       33.0      (27.7)
-------------------------------------------------------------------------------------------------
                                                                                (G)         (H)

Progress in the disposal of problem assets (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Disposition by borrowers' liquidation                0.5
Re-constructive disposition                          0.3
Improvements in financial status due to
re-constructive disposition                           --
Loan sales to secondary market                      12.8
Charge-off                                           0.3
Other                                               13.7
   Collection of claims                              7.6
   Improvements in financial
   status                                            6.0
--------------------------------------------------------
Total                                               27.7(H)
--------------------------------------------------------

Above (G) includes the following figures which facilitates the final disposal of problem assets.

                                    (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                            fiscal 2003
--------------------------------------------------------
Legal liquidation                                    0.9
Quasi-legal liquidation                               --
Split-off of problem loans                            --
Partial charge-off of smaller
balance loans                                        3.7
Entrust through the managed trust method
to the Resolution and Collection
Corporation                                           --
--------------------------------------------------------
Total                                                4.7
--------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

                                                                                (in billions of yen)
----------------------------------------------------------------------------------------------------
                                           As of        As of        As of       As of
                                       September 30,  March 31,  September 30,  March 31,
                                           2002         2003        2003 (a)     2004 (b)  (b) - (a)
----------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                                24.6       19.8           16.7        9.1       (7.6)
Claims under high risk                         279.9      143.5           82.7       47.2      (35.4)
----------------------------------------------------------------------------------------------------
Total                                          304.5      163.3           99.5       56.4      (43.0)
----------------------------------------------------------------------------------------------------
                                                                                     (I)        (J)

Progress in the disposal of problem assets (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Disposition by borrowers' liquidation                0.3
Re-constructive disposition                          2.0
Improvements in financial status due to
re-constructive disposition                           --
Loan sales to secondary market                      20.3
Charge-off                                           2.8
Other                                               17.5
   Collection of claims                              9.8
   Improvements in financial
   status                                            7.6
--------------------------------------------------------
Total                                               43.0(J)
--------------------------------------------------------

Above (I) includes the following figures which facilitates the final disposal of problem assets.

                                    (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Legal liquidation                                    1.9
Quasi-legal liquidation                               --
Split-off of problem loans                            --
Partial charge-off of smaller
balance loans                                        3.6
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                           --
--------------------------------------------------------
Total                                                5.6
--------------------------------------------------------

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

                                                                   (in billions of yen)
----------------------------------------------------------------------------------------
                                         As of         As of        As of
                                       March 31,   September 30,   March 31,
                                         2003         2003 (a)     2004 (b)    (b) - (a)
----------------------------------------------------------------------------------------
Claims to bankrupt and substantially        26.7            32.0        22.0        (9.9)
bankrupt debtors
Claims under high risk                     390.7           169.1       115.7       (53.3)
----------------------------------------------------------------------------------------
Total                                      417.5           201.2       137.8       (63.3)
----------------------------------------------------------------------------------------
                                                                      (K)         (L)

Progress in the disposal of problem assets (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Disposition by borrowers' liquidation                1.1
Re-constructive disposition                          8.2
Improvements in financial status due
to re-constructive disposition                        --
Loan sales to secondary market                      26.2
Charge-off                                           3.2
Other                                               24.4
   Collection of claims                             19.2
   Improvements in financial
   status                                            5.1
--------------------------------------------------------
Total                                               63.3(L)
--------------------------------------------------------

Above (K) includes the following figures which facilitates the final disposal of problem assets.

                                    (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Legal liquidation                                    1.4
Quasi-legal liquidation                               --
Split-off of problem loans                            --
Partial charge-off of smaller
balance loans                                        7.9
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                           --
--------------------------------------------------------
Total                                                9.3
--------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

                                                        (in billions of yen)
----------------------------------------------------------------------------
                                           As of        As of
                                       September 30,   March 31,
                                          2003 (a)     2004 (b)    (b) - (a)
----------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                                14.3         8.8        (5.4)
Claims under high risk                         118.2        73.3       (44.8)
----------------------------------------------------------------------------
Total                                          132.5        82.2       (50.3)
----------------------------------------------------------------------------
                                                          (M)         (N)

Progress in the disposal of problem assets (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Disposition by borrowers' liquidation                1.3
Re-constructive disposition                          1.3
Improvements in financial status due
to re-constructive disposition                        --
Loan sales to secondary market                      15.6
Charge-off                                           2.7
Other                                               29.2
   Collection of claims                             25.1
   Improvements in financial
   status                                            4.0
--------------------------------------------------------
Total                                               50.3(N)
--------------------------------------------------------

Above (M) includes the following figures which facilitates the final disposal of problem assets.

                                    (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Legal liquidation                                    2.8
Quasi-legal liquidation                               --
Split-off of problem loans                            --
Partial charge-off of smaller
balance loans                                        4.5
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                           --
--------------------------------------------------------
Total                                                7.3
--------------------------------------------------------

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

                                    (in billions of yen)
--------------------------------------------------------
                                                 As of
                                              March 31,
                                                 2004
--------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                                     9.5
Claims under high risk                              61.8
--------------------------------------------------------
Total                                               71.3
--------------------------------------------------------

(9)  Historical trend of problem assets based on the FRL

                                                                                                               (in billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                       As of        As of        As of        As of        As of        As of        As of        As of
                   September 30,  March 31,  September 30,  March 31,  September 30,  March 31,  September 30,  March 31,
                       2000         2001         2001         2002         2002         2003        2003 (a)     2004 (b) (b) - (a)
-----------------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt
and substantially
bankrupt debtors           274.3      251.2          276.1      322.3          341.5      136.6          123.9       90.9     (32.9)
Claims under high
risk                     1,053.5    1,580.2        1,590.9    1,442.0          985.3      772.0          506.1      382.5    (123.5)
-----------------------------------------------------------------------------------------------------------------------------------
Total                    1,327.8    1,831.4        1,867.0    1,764.4        1,326.9      908.6          630.0      473.5    (156.5)
-----------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

8.   Classification of Loans by Type of Industry

(1)  Loans by type of industry [Non-Consolidated]                                 (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of         Increase/     Increase/      As of          As of
                                 March 31,     (Decrease)     (Decrease)    March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)     2003 (B)       2003 (C)
------------------------------------------------------------------------------------------------------
Domestic offices (excluding
 loans booked at offshore
 markets)                        30,677,641      1,020,710       897,301    29,656,931      29,780,340
   Manufacturing                  4,121,870       (182,959)      (47,617)    4,304,829       4,169,487
   Agriculture                       10,595         (3,426)       (1,727)       14,021          12,322
   Forestry                           4,887           (438)         (344)        5,325           5,231
   Fishery                            2,453           (201)         (121)        2,654           2,574
   Mining                            30,597         (2,852)       (4,674)       33,449          35,271
   Construction                     796,770       (159,633)      (67,878)      956,403         864,648
   Utilities                        248,536        (17,011)      (14,351)      265,547         262,887
   Media and Communication          603,963        (46,377)      (41,323)      650,340         645,286
   Wholesale and Retail           3,956,862       (445,293)     (221,401)    4,402,155       4,178,263
   Banks and other financial
    institutions                  1,885,739         (5,261)      (94,283)    1,891,000       1,980,022
   Real estate                    3,455,104         23,811        13,891     3,431,293       3,441,213
   Services                       3,898,202       (207,119)     (525,142)    4,105,321       4,423,344
   Municipal government              33,067            358         1,946        32,709          31,121
   Other industries              11,628,996      2,067,111     1,900,325     9,561,885       9,728,671
Overseas offices and loans
 booked at offshore markets       4,138,998       (928,906)     (341,121)    5,067,905       4,480,120
------------------------------------------------------------------------------------------------------
      Total                      34,816,640         91,803       556,179    34,724,836      34,260,461
------------------------------------------------------------------------------------------------------

(2)  Domestic consumer loans [Non-Consolidated]                                   (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of         Increase/     Increase/      As of            As of
                                 March 31,     (Decrease)     (Decrease)    March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)     2003 (B)         2003 (C)
------------------------------------------------------------------------------------------------------
Total domestic consumer
 loans                            7,798,965        599,651        86,525     7,199,314       7,712,440
   Housing loans                  7,363,459        669,782       115,565     6,693,677       7,247,894
   Others                           435,506        (70,131)      (29,040)      505,637         464,546
------------------------------------------------------------------------------------------------------

(3)  Domestic loans to small and medium-sized companies [Non-Consolidated]        (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of         Increase/     Increase/      As of           As of
                                 March 31,     (Decrease)     (Decrease)    March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)     2003 (B)        2003 (C)
------------------------------------------------------------------------------------------------------
Domestic loans to small and
 medium-sized companies          17,328,991        128,100      (126,354)   17,200,890      17,455,345
Percentage to total domestic
 loans                                56.48%         (1.51)%       (2.12)%       57.99%          58.61%
------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

9.   Loans and Deposits [Non-Consolidated]

                                                                                  (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of         Increase/     Increase/      As of          As of
                                 March 31,     (Decrease)     (Decrease)    March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)     2003 (B)        2003 (C)
------------------------------------------------------------------------------------------------------
Deposits (ending balance)        51,819,415      3,992,241     1,421,457    47,827,174      50,397,958
Deposits (average balance)       49,286,149      3,031,408       506,752    46,254,741      48,779,396
Loans (ending balance)           34,816,640         91,803       556,179    34,724,836      34,260,461
Loans (average balance)          34,660,436       (157,957)      286,724    34,818,393      34,373,711
------------------------------------------------------------------------------------------------------

10.  Domestic Deposits [Non-Consolidated]

                                                                                  (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of         Increase/     Increase/      As of          As of
                                 March 31,     (Decrease)     (Decrease)    March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)     2003 (B)        2003 (C)
------------------------------------------------------------------------------------------------------
   Individuals                   26,667,948      1,184,767       435,543    25,483,181      26,232,405
   Corporations and others       17,732,845        888,486      (186,635)   16,844,358      17,919,481
Domestic deposits                44,400,794      2,073,254       248,907    42,327,540      44,151,886
------------------------------------------------------------------------------------------------------

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

11.  Number of Employees [Non-Consolidated]

------------------------------------------------------------------------------------------------------
                                  As of         Increase/     Increase/      As of          As of
                                 March 31,     (Decrease)     (Decrease)    March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)     2003 (B)       2003 (C)
------------------------------------------------------------------------------------------------------
Number of Employees                  14,468           (711)         (594)       15,179          15,062
------------------------------------------------------------------------------------------------------

12.  Number of Offices [Non-Consolidated]

------------------------------------------------------------------------------------------------------
                                  As of         Increase/     Increase/      As of          As of
                                 March 31,     (Decrease)     (Decrease)    March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)     2003 (B)       2003 (C)
------------------------------------------------------------------------------------------------------
Domestic                                267            (15)           (6)          282             273
   Head office and Branches             249            (11)           (5)          260             254
   Sub-branches and Agencies             18             (4)           (1)           22              19
Overseas                                 73              1            --            72              73
   Branches                              43              1             1            42              42
   Sub-branches                          14              1            --            13              14
   Representative offices                16             (1)           (1)           17              17
------------------------------------------------------------------------------------------------------
Total                                   340            (14)           (6)          354             346
------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

13.  Status of Deferred Tax Assets [Non-Consolidated]

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

[Non-Consolidated]                    (in billions of yen)
----------------------------------------------------------
                                       Mar. 31, 2004
                                         vs. Mar. 31, 2003
----------------------------------------------------------
Deferred tax assets               801.3             (231.8)
   Allowance for loan losses      232.2             (159.0)
   Write down of investment
   securities                      83.4               13.5
   Net operating loss
   carryforwards                  485.1              (42.3)
   Reserve for employees'
   retirement benefits             30.2               (3.7)
   Unrealized losses on              --             (112.1)
   securities available for
   sale
   Other                           37.7               (0.1)
   Valuation allowance            (67.4)              72.0
Deferred tax liabilities          273.6              259.0
   Gains on placing trust for
   retirement benefits              7.3                0.0
   Unrealized gains on
   securities available for
   sale                           259.4              259.4
   Other                            6.9               (0.4)
Net deferred tax assets           527.6             (490.8)
  [Consolidated]
Net deferred tax assets           460.8             (486.7)

(2)  Net Business Profits before Credit Costs and Taxable Income (Current Fiscal
     Year)

[Non-Consolidated]                          (in billions
                                              of yen)
--------------------------------------------------------
                                              FY 2003
--------------------------------------------------------
Net business profits                               466.8
 before credit costs
Credit related costs                              (135.3)
Income before income taxes                         587.7
Reconciliation to taxable income                  (405.6)
Taxable income                                     182.0
--------------------------------------------------------

(3) Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Year)

[Non-Consolidated]                           (in billions of yen)
-----------------------------------------------------------------
                       1998    1999     2000     2001       2002
-----------------------------------------------------------------
Net business           604.7   400.8    388.9    463.3     511.5
 profits before
 credit costs
Credit related costs   889.5   504.5    554.0    484.8      341.0
Income before           69.8   279.9   (225.3)  (317.4)    (287.3)
 income taxes
Reconciliation to      178.6    82.1    393.0    137.3     (821.7)
 taxable income
Taxable income         248.5   362.1    167.6   (180.0)  (1,109.0)
-----------------------------------------------------------------

(4) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

    Although we recorded taxable income for the year ended March 31, 2004, we are classified as "4" described above since we have material net operating loss carryforwards. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years' future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

     Our net operating loss carryforwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the "Emerging Economic Package," which provided guidance to major banks to remove from their balance sheets claims to debtors classified as "likely to become bankrupt" or below, and the "Program for Financial Revival," which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the "Law Concerning Restriction, etc. of
                           Banks'Shareholdings etc."

(5)  Realizability of Deferred Tax Assets at March 31, 2004 (Assumptions)

                                    (in billions of yen)
--------------------------------------------------------
                                            Five year
                                          total (2004 to
                                              2008)
--------------------------------------------------------
Net business profits (based on our
 business plan) (*1)                             3,590.0
Net business profits (basis of
 realizability determination) (*2)               3,070.0
Income before income taxes (basis of
 realizability determination)                    2,490.0
Taxable income before adjustments
(basis of realizability
 determination) (*3)                             2,980.0
Temporary difference + net operating
 loss carryforwards (for which deferred
 tax assets shall be recognized)                 1,987.2
Deferred tax assets at March 31,
 2004 (*4)                                         801.3
--------------------------------------------------------

(*1) Total of the two banks, before credit costs

(*2) Based on the scenario that current short-term interest rate level continues for the next five years

(*3) Before reversals of existing deductible temporary differences and net operating loss carryforwards

(*4) Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate (consolidated corporate-tax basis)

(Reference) Assumptions for Business Plan

------------------------------------------------------------------------------
                                  FY 2004   FY 2005   FY2006   FY2007   FY2008
------------------------------------------------------------------------------
S/T interest rate (3 m/s TIBOR)      0.09%     0.13%    0.50%    0.57%    0.88%
L/T interest rate (10 year JGB)      1.48%     1.90%    2.30%    2.03%    2.58%
Exchange rate (USD/Yen)            (Y)105    (Y)105   (Y)105   (Y)105   (Y)105
------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

14.  Employees' Retirement Benefits

(1)  Benefit obligation

                                                   (in millions of yen)
-----------------------------------------------------------------------
                                                             As of
                                                             March 31,
                                                              2004
-----------------------------------------------------------------------
Projected benefits obligation                  (A)              576,803
Fair value of plan assets                      (B)              505,989
Prepaid pension cost                           (C)               54,417
Reserve for employees' retirement benefits     (D)               13,272
Total amount unrecognized                      (A-B+C-D)        111,957
   Unrecognized net obligation by the change
    of accounting policy                                         11,192
   Unrecognized prior service cost                              (31,370)
   Unrecognized net actuarial loss                              132,136
-----------------------------------------------------------------------
Note: Discount rate is 2.1%.

(2)  Net periodic pension cost

                                    (in millions of yen)
--------------------------------------------------------
                                           For the year
                                              ended
                                          March 31, 2004
--------------------------------------------------------
Net periodic cost of the employees'
  retirement benefits                             58,555
   Service cost                                   14,893
   Interest cost                                  13,014
   Expected return on plan assets                (14,851)
   Amortization of net obligation  by
    the change of accounting policy               11,802
   Amortization of prior service cost             (4,055)
   Amortization of net actuarial loss             28,884
   Other                                           8,867
--------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

15.  Earning Projections for the Fiscal Year Ending March 31, 2005

[Consolidated]                        (in billions of yen)
----------------------------------------------------------
                  For the year ending   For the year ended
                    March 31, 2005        March 31, 2004
----------------------------------------------------------
Ordinary income               2,000.0              2,045.2
Ordinary profit                 525.0                446.5
Net income                      275.0                429.2
----------------------------------------------------------

[Non-consolidated]                     (in billions of yen)
----------------------------------------------------------
                  For the year ending   For the year ended
                    March 31, 2005        March 31, 2004
----------------------------------------------------------
Ordinary income               1,500.0              1,471.0
Ordinary profit                 380.0                290.2
Net income                      210.0                359.7
----------------------------------------------------------

----------------------------------------------------------
Net business
 profits before
 provision for
 formula
 allowance for
 loan losses                    500.0                466.8
----------------------------------------------------------

                                                                  [LOGO OF MTFG]

                    ----------------------------------------
                         Selected Financial Information
                               under Japanese GAAP
                    For the Fiscal Year Ended March 31, 2004
                    ----------------------------------------

                  The Mitsubishi Trust and Banking Corporation

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

                                   [Contents]

1 Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2004

   1.  Consolidated Balance Sheets                                                                                  43
   2.  Consolidated Statements of Operations                                                                        44
   3.  Consolidated Statements of Capital                                                                           45
        Surplus and Retained Earnings
   4.  Non-Consolidated Balance Sheets                                                                              46
   5.  Non-Consolidated Statements of Operations                                                                    47
   6.  Notional Principal or Contract Amount, Market Value
        and Valuation Gains (Losses)on Derivatives                                                                  48
                                                            [Consolidated]
   7.  Comparison of Statement of Trust Assets
        and Liabilities                                     [Non-Consolidated], [Trust]                             49
   8.  Financial Results                                    [Consolidated], [Non-Consolidated]                      52
   9.  Average interest rate spread                         [Non-Consolidated]                                      54
   10. Valuation Differences on Securities                  [Consolidated], [Non-Consolidated]                      54
                                                            [Trust]
   11. Risk-Adjusted Capital Ratio Based on the
       Standards of the BIS                                 [Consolidated], [Non-Consolidated]                      55

2  Loan Portfolio and Other

   1.  Risk-Monitored Loans                                 [Consolidated], [Non-Consolidated], [Trust]             56
                                                            [Non-Consolidated and Trust], [Consolidated and Trust]
   2.  Classification of Risk-Monitored Loans               [Consolidated and Trust]                                58
   3.  Allowance for Loan Losses                            [Consolidated], [Non-Consolidated], [Trust]             59
   4.  Coverage Ratio against Risk-Monitored Loans          [Consolidated], [Non-Consolidated]                      59
   5.  Disclosed Claims under the Financial
        Reconstruction Law(the"FRL")                        [Non-Consolidated], [Trust]                             60
                                                            [Non-Consolidated and Trust]
   6.  Status of Secured Coverage on Disclosed
        Claims under the FRL                                [Non-Consolidated], [Trust]                             61
                                                            [Non-Consolidated and Trust]
   7.  Progress in the Disposal of Problem Assets           [Non-Consolidated and Trust]                            63
   8.  Classification of Loans by Type of Industry          [Non-Consolidated], [Trust]                             67
                                                            [Non-Consolidated and Trust]
   9.  Loans and Deposits                                   [Non-Consolidated]                                      70
   10. Domestic Deposits                                    [Non-Consolidated]                                      70
   11. Number of Employees                                  [Non-Consolidated]                                      70
   12. Number of Offices                                    [Non-Consolidated]                                      70
   13. Status of Deferred Tax Assets                        [Non-Consolidated]                                      71
   14. Employees' Retirement Benefits                       [Non-Consolidated]                                      72
   15. Earning Projections for the Fiscal Year
        Ending March 31, 2005                               [Consolidated], [Non-Consolidated]                      73

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

1 Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2004

(Japanese GAAP)

   1.  Consolidated Balance Sheets

----------------------------------------------------------------------------------------------
                                                                                     Increase/
                                                                As of March 31      (Decrease)
(in millions of yen)                                        2004(A)      2003(B)     (A) - (B)
----------------------------------------------------------------------------------------------
Assets:
   Cash and due from banks                                 1,311,942    1,333,630      (21,688)
   Call loans and bills bought                               211,800      256,132      (44,332)
   Receivables under securities borrowing transactions     1,042,049    1,535,155     (493,106)
   Commercial paper and other debt purchased                  40,851       16,418       24,432
   Trading assets                                            277,967      350,573      (72,606)
   Money held in trust                                         6,953        9,675       (2,722)
   Investment securities                                   7,415,627    7,577,895     (162,267)
   Allowance for losses on investment securities                 (25)          --          (25)
   Loans and bills discounted                              8,588,926    8,287,748      301,178
   Foreign exchanges                                          10,717       19,228       (8,511)
   Other assets                                              790,162    1,143,264     (353,101)
   Premises and equipment                                    166,218      184,212      (17,993)
   Deferred tax assets                                       186,617      353,929     (167,311)
   Deferred tax assets on land revaluation losses                 --        1,593       (1,593)
   Customers' liabilities for acceptances and guarantees     230,475      410,230     (179,754)
   Allowance for loan losses                                (202,584)    (281,027)      78,443
----------------------------------------------------------------------------------------------
      Total assets                                        20,077,700   21,198,661   (1,120,960)
==============================================================================================
Liabilities:
   Deposits                                               10,846,664   10,986,946     (140,282)
   Negotiable certificates of deposit                      1,348,411    1,453,650     (105,239)
   Call money and bills sold                               1,157,889    1,125,546       32,342
   Payables under repurchase agreements                      503,988      333,746      170,242
   Payables under securities lending transactions          1,991,528    2,601,972     (610,443)
   Commercial paper                                          396,000      451,000      (55,000)
   Trading liabilities                                        75,374      125,897      (50,522)
   Borrowed money                                            202,124      220,247      (18,122)
   Foreign exchanges                                          12,865       20,280       (7,415)
   Short-term corporate bonds                                 40,000           --       40,000
   Bonds and notes                                           383,899      358,600       25,299
   Due to trust account                                    1,380,268    1,401,617      (21,349)
   Other liabilities                                         504,940    1,000,431     (495,490)
   Reserve for employees' bonuses                              3,756        4,418         (662)
   Reserve for employees' retirement benefits                  1,068        9,261       (8,192)
   Reserve for expenses related to EXPO 2005 Japan                60           19           41
   Deferred tax liabilities                                       91           51           39
   Deferred tax liabilities on land revaluation excess         8,517          196        8,321
   Acceptances and guarantees                                230,475      410,230     (179,754)
----------------------------------------------------------------------------------------------
      Total liabilities                                   19,087,926   20,504,115   (1,416,188)
----------------------------------------------------------------------------------------------
Minority interest                                              4,499        2,951        1,548
----------------------------------------------------------------------------------------------
Shareholder's equity:
   Capital stock                                             324,279      324,279           --
   Capital surplus                                           274,752      274,752           --
   Retained earnings                                         216,076      102,888      113,187
   Land revaluation excess                                    (9,586)      (2,071)      (7,514)
   Unrealized gains (losses) on securities available
    for sale                                                 187,336       (3,228)     190,565
   Foreign currency translation adjustments                   (7,584)      (5,025)      (2,558)
----------------------------------------------------------------------------------------------
      Total shareholder's equity                             985,273      691,594      293,679
----------------------------------------------------------------------------------------------
      Total liabilities, minority interest
       and shareholder's equity                           20,077,700   21,198,661   (1,120,960)
==============================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

   2. Consolidated Statements of Operations

----------------------------------------------------------------------------------------------
                                                             For the year ended     Increase/
                                                                  March 31,         (Decrease)
(in millions of yen)                                        2004(A)     2003(B)     (A) - (B)
----------------------------------------------------------------------------------------------
Ordinary income:
   Trust fees                                                 70,487       82,927      (12,440)
   Interest income:                                          300,665      367,962      (67,297)
      (Interest on loans and discounts)                      100,352      128,412      (28,060)
      (Interest and dividends on securities)                 158,415      166,982       (8,566)
   Fees and commissions                                       63,582       54,017        9,564
   Trading profits                                             2,612        3,501         (888)
   Other business income                                      50,094       60,104      (10,010)
   Other ordinary income                                      34,044       41,098       (7,053)
----------------------------------------------------------------------------------------------
Total ordinary income                                        521,485      609,611      (88,125)
----------------------------------------------------------------------------------------------
Ordinary expenses:
   Interest expense:                                          94,821      169,362      (74,541)
      (Interest on deposits)                                  34,794       55,466      (20,672)
   Fees and commissions                                       11,850        7,146        4,704
   Trading losses                                                244          248           (3)
   Other business expenses                                    40,419       54,105      (13,686)
   General and administrative expenses                       176,601      179,737       (3,135)
   Other ordinary expenses                                    50,145      399,574     (349,429)
----------------------------------------------------------------------------------------------
Total ordinary expenses                                      374,083      810,175     (436,091)
----------------------------------------------------------------------------------------------
Ordinary profit (loss)                                       147,402     (200,564)     347,966
----------------------------------------------------------------------------------------------
Special gains                                                 16,486       12,754        3,731
Special losses                                                23,881       10,412       13,469
----------------------------------------------------------------------------------------------
Income (Loss) before income taxes and others                 140,006     (198,221)     338,228
----------------------------------------------------------------------------------------------
Income taxes-current                                         (31,401)       3,989      (35,390)
Income taxes-refund                                               --        3,839       (3,839)
Income taxes-deferred                                         39,708     (100,783)     140,491
Minority interest                                              1,452         (219)       1,671
----------------------------------------------------------------------------------------------
Net income (loss)                                            130,247      (97,369)     227,616
==============================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                   (The Mitsubisi Trust and Banking Corporation)

(Japanese GAAP)

3. Consolidated Statements of Capital Surplus and Retained Earnings

----------------------------------------------------------------------------------------------------------------------
                                                                               For the year ended          Increase/
                                                                                    March 31,              (Decrease)
(in millions of yen)                                                        2004(A)          2003(B)       (A) - (B)
----------------------------------------------------------------------------------------------------------------------
Balance of capital surplus at beginning of fiscal year                       274,752          255,617           19,135
Increase:                                                                         --           19,135          (19,135)
   Issuance of common stock due to capital increase                               --           19,135          (19,135)
----------------------------------------------------------------------------------------------------------------------
Balance of capital surplus at end of fiscal year                             274,752          274,752               --
----------------------------------------------------------------------------------------------------------------------
Balance of retained earnings at beginning of fiscal year                     102,888          210,676         (107,787)
Increase:                                                                    130,270               --          130,270
   Net income                                                                130,247               --          130,247
   Decrease in comsolidated subsidiaries                                          22               --               22
Decrease:                                                                    (17,082)        (107,787)          90,705
   Net loss                                                                       --          (97,369)          97,369
   Cash dividends                                                            (15,674)          (4,683)         (10,991)
   Reduction in land revaluation excess                                       (1,407)          (5,551)           4,143
   Decrease in companies accounted for by the equity method                       --             (184)             184
----------------------------------------------------------------------------------------------------------------------
Balance of retained earnings at end of fiscal year                           216,076          102,888          113,187
----------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)
(Japanese GAAP)

4. Non-Consolidated Balance Sheets

----------------------------------------------------------------------------------------------------------------------
                                                                                                           Increase/
                                                                                 As of March 31,           (Decrease)
(in millions of yen)                                                        2004(A)          2003(B)       (A) - (B)
----------------------------------------------------------------------------------------------------------------------
Assets:
   Cash and due from banks                                                 1,221,929        1,191,315           30,614
   Call loans                                                                176,600          256,132          (79,532)
   Receivables under securities borrowing transactions                       450,049          983,156         (533,107)
   Bills bought                                                               35,200               --           35,200
   Commercial paper and other debt purchased                                  40,851           16,418           24,432
   Trading assets                                                            277,967          350,573          (72,606)
   Money held in trust                                                         6,953            9,675           (2,722)
   Investment securities                                                   7,416,391        7,589,206         (172,815)
   Allowance for losses on investment securities                                 (25)            (157)             132
   Loans and bills discounted                                              8,573,188        8,261,722          311,465
   Foreign exchanges                                                          10,717           19,268           (8,551)
   Other assets                                                              783,933        1,136,410         (352,477)
   Premises and equipment                                                    141,787          159,504          (17,716)
   Deferred tax assets                                                       185,281          354,317         (169,035)
   Deferred tax assets on land revaluation losses                                 --            1,593           (1,593)
   Customers' liabilities for acceptances and guarantees                     245,371          409,773         (164,402)
   Allowance for loan losses                                                (201,986)        (278,996)          77,009
----------------------------------------------------------------------------------------------------------------------
      Total assets                                                        19,364,209       20,459,916       (1,095,706)
----------------------------------------------------------------------------------------------------------------------
Liabilities:
   Deposits                                                               10,844,731       11,143,611         (298,880)
   Negotiable certificates of deposit                                      1,347,875        1,453,650         (105,774)
   Call money                                                                505,489          652,346         (146,857)
   Payables under repurchase agreements                                      503,988          333,746          170,242
   Payables under securities lending transactions                          1,334,914        1,769,364         (434,450)
   Bills sold                                                                652,400          473,200          179,200
   Commercial paper                                                          396,000          451,000          (55,000)
   Trading liabilities                                                        75,374          125,897          (50,522)
   Borrowed money                                                            319,922          341,545          (21,623)
   Foreign exchanges                                                          12,875           20,291           (7,416)
   Short-term corporate bonds                                                 40,000               --           40,000
   Bonds and notes                                                           242,800          212,000           30,800
   Due to trust account                                                    1,380,268        1,401,617          (21,349)
   Other liabilities                                                         474,024          970,310         (496,286)
   Reserve for employees' bonuses                                              3,013            3,629             (615)
   Reserve for employees' retirement benefits                                     --            8,250           (8,250)
   Reserve for financial assistance to specific borrowers                         --              531             (531)
   Reserve for expenses related to EXPO 2005 Japan                                60               19               41
   Deferred tax liabilities on land revaluation excess                         6,508               --            6,508
   Acceptances and guarantees                                                245,371          409,773         (164,402)
----------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                   18,385,618       19,770,787       (1,385,168)
----------------------------------------------------------------------------------------------------------------------
Shareholder's equity:
   Capital stock                                                             324,279          324,279               --
   Capital surplus                                                           274,752          274,752               --
      Capital reserve                                                        274,752          274,752               --
   Retained earnings                                                         202,359           95,871          106,487
      Revenue reserve                                                         49,526           47,429            2,097
      Voluntary reserves                                                      19,207          139,208         (120,000)
      Unappropriated profit                                                  133,624          (90,766)         224,390
         Net income                                                          122,781          (95,327)         218,109
   Land revaluation excess                                                    (9,403)          (2,342)          (7,061)
   Unrealized gains (losses) on securities available for
    sale                                                                     186,603           (3,431)         190,035
----------------------------------------------------------------------------------------------------------------------
      Total shareholder's equity                                             978,590          689,128          289,461
----------------------------------------------------------------------------------------------------------------------
      Total liabilities, minority interest
       and shareholder's equity                                           19,364,209       20,459,916       (1,095,706)
----------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

----------------------------------------------------------------------------------------------------------------------
                                                                               For the year ended           Increase/
                                                                                    March 31,              (Decrease)
(in millions of yen)                                                        2004(A)          2003(B)       (A) - (B)
----------------------------------------------------------------------------------------------------------------------
Ordinary income:
   Trust fees                                                                 70,487           82,927          (12,440)
   Interest income:                                                          286,713          347,379          (60,665)
      (Interest on loans and discounts)                                       98,734          126,167          (27,432)
      (Interest and dividends on securities)                                 158,871          165,780           (6,909)
   Fees and commissions                                                       56,645           47,689            8,955
   Trading profits                                                               648            1,947           (1,299)
   Other business income                                                      49,554           60,514          (10,960)
   Other ordinary income                                                      28,547           33,384           (4,837)
----------------------------------------------------------------------------------------------------------------------
Total ordinary income                                                        492,595          573,842          (81,246)
----------------------------------------------------------------------------------------------------------------------
Ordinary expenses:
   Interest expense:                                                          83,861          153,224          (69,363)
      (Interest on deposits)                                                  35,737           57,360          (21,623)
   Fees and commissions                                                       12,444            9,534            2,909
   Trading losses                                                                244              248               (3)
   Other business expenses                                                    38,460           50,999          (12,538)
   General and administrative expenses                                       165,912          166,652             (739)
   Other ordinary expenses                                                    53,158          397,702         (344,544)
----------------------------------------------------------------------------------------------------------------------
Total ordinary expenses                                                      354,082          778,362         (424,279)
----------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)                                                       138,513         (204,519)         343,032
----------------------------------------------------------------------------------------------------------------------
Special gains                                                                 15,993           15,622              370
Special losses                                                                23,208            9,062           14,146
----------------------------------------------------------------------------------------------------------------------
Income (Loss) before income taxes and others                                 131,297         (197,958)         329,256
----------------------------------------------------------------------------------------------------------------------
Income taxes-current                                                         (32,920)           2,121          (35,042)
Income taxes-refund                                                               --            3,459           (3,459)
Income taxes-deferred                                                         41,436         (101,293)         142,729
----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                            122,781          (95,327)         218,109
----------------------------------------------------------------------------------------------------------------------
Unappropriated retained earnings brought forward                              17,356           10,104            7,252
Reduction in land revaluation excess                                            (619)          (5,542)           4,923
Interim dividends                                                              5,776               --            5,776
Transfer to legal reserve                                                        117               --              117
Unappropriated retained earnings                                             133,624          (90,766)         224,390
----------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives

     The publication is omitted in order to be disclosed by EDINET.

[Reference]

1. Derivatives qualified for hedge-accounting [Consolidated]

                                                (in billions of yen)
--------------------------------------------------------------------
                                       As of March 31, 2004
                              --------------------------------------
                              Notional principal
                              or contract amount      Market value
--------------------------------------------------------------------
Interest rate futures                         --                  --
Interest rate swaps                      6,151.8                 0.5
Currency swaps                           1,978.0                24.1
Other interest rate-related
transactions                                  --                  --
Others                                        --                  --
Total                                                           24.7
--------------------------------------------------------------------
Note: Derivatives which are accounted for on an accrual basis based on "Accounting standard for financial instruments" are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

                                                 (in billions of yen)
---------------------------------------------------------------------
                                       As of March 31, 2004
                          -------------------------------------------
                                      Due after
                                       1 year
                          Due within   through   Due after
                            1 year     5 years    5 years     Total
---------------------------------------------------------------------
Receive-fix/pay-floater      1,352.2    3,895.6      109.7    5,357.6
Receive floater/pay-fix        171.7      424.7      197.5      794.1
---------------------------------------------------------------------
Total                        1,524.0    4,320.4      307.2    6,151.8
---------------------------------------------------------------------

2. Deferred gains (losses) [Consolidated]
                                                          (in billions of yen)
------------------------------------------------------------------------------
                                       As of March 31, 2004
                           ---------------------------------------------------
                           Deferred gains  Deferred losses  Net gains (losses)
                                 (A)            (B)             (A) - (B)
------------------------------------------------------------------------------
Interest rate futures                  --               --                  --
Interest rate swaps                  85.6             86.3                (0.7)
Currency swaps                        1.6              1.3                 0.2
Other interest
rate-related transactions              --              0.1                (0.1)
Others                                 --               --                  --
------------------------------------------------------------------------------
Total                                87.2             87.9                (0.7)
------------------------------------------------------------------------------
Note: Deferred gains (losses) attributable to the macro hedge accounting as of March 31, 2004 are included in the above table.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

7. Comparison of Statement of Trust Assets and Liabilities

(1) Comparison of Statement of Trust Assets and Liabilities

The Mitsubishi Trust and Banking Corporation

-------------------------------------------------------------------------------------------
                                                                              Increase/
                                                    As of March 31,           (Decrease)
(in millions of Yen)                         2004 (A)         2003 (B)        (A) - (B)
-------------------------------------------------------------------------------------------
Assets:
   Loans and bills discounted                       735,872       1,107,555        (371,683)
   Securities                                     6,156,235       6,659,887        (503,651)
   Beneficiary rights to the trust                9,664,593       8,988,740         675,853
   Securities held in custody accounts            4,225,797       3,205,694       1,020,102
   Money claims                                   3,988,567       2,926,071       1,062,496
   Premises and equipment                         2,327,330       1,532,783         794,546
   Surface rights                                       548              --             548
   Lease rights                                      23,695          21,819           1,876
   Other claims                                   1,193,978         973,227         220,750
   Call loans                                       520,517         294,567         225,949
   Due from banking account                       1,380,268       1,401,617         (21,349)
   Cash and due from banks                        1,557,583       1,484,012          73,570
-------------------------------------------------------------------------------------------
   Total assets                                  31,774,989      28,595,978       3,179,011
-------------------------------------------------------------------------------------------
Liabilities:
   Money trusts                                   7,525,601       7,989,136        (463,534)
   Pension trusts                                    63,411          73,937         (10,526)
   Property formation benefit trusts                 12,958          12,174             783
   Loan trusts                                      792,932       1,128,339        (335,406)
   Investment trusts                              9,424,449       8,758,551         665,897
   Money entrusted other than money trusts          291,449         231,072          60,376
   Securities trusts                              7,276,403       5,689,577       1,586,825
   Money claim trusts                             3,876,931       3,040,282         836,648
   Equipment trusts                                      --             225            (225)
   Land and fixtures trusts                         127,435         174,931         (47,495)
   Other trusts                                   2,383,417       1,497,749         885,667
-------------------------------------------------------------------------------------------
   Total liabilities                             31,774,989      28,595,978       3,179,011
-------------------------------------------------------------------------------------------

Note:
   Joint trust assets under the management   as of March 31, 2004 : 31,853,153
   of other companies                        millions of yen
                                             as of March 31, 2003 : 31,929,580
                                             millions of yen

[Reference]

Of the joint trust assets the management of other companies mentioned above Note, the balance at the end of the business period of fiscal year includes the trust assets which were entrusted to The Mitsubishi Trust and Banking Corporation and Master Trust assets of the Service-Shared Co-Trusteeship (here in after referred to as Trust Assets under Service-Shared Co-Trusteeship).
The comparison of statement of trust assets and liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship is given on the next page.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

The Comparison of Statement of Trust Assets and Liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship

-------------------------------------------------------------------------------------------
                                                                              Increase/
                                                    As of March 31,           (Decrease)
(in millions of Yen)                         2004 (A)         2003 (B)        (A) - (B)
-------------------------------------------------------------------------------------------
Assets:
   Loans and bills discounted                       735,872       1,107,555        (371,683)
   Securities                                    26,511,148      26,349,274         161,874
   Beneficiary rights to the trust               10,911,534       9,806,748       1,104,786
   Securities held in custody accounts            4,241,080       3,206,357       1,034,723
   Money claims                                   4,034,942       2,932,873       1,102,068
   Premises and equipment                         2,327,330       1,532,783         794,546
   Surface rights                                       548              --             548
   Lease rights                                      23,695          21,819           1,876
   Other claims                                   1,768,093       1,344,798         423,295
   Call loans                                     1,406,530       1,069,204         337,325
   Due from banking account                       1,702,841       1,732,451         (29,610)
   Cash and due from banks                        2,212,768       1,706,589         506,179
-------------------------------------------------------------------------------------------
   Total assets                                  55,876,387      50,810,455       5,065,931
-------------------------------------------------------------------------------------------
Liabilities:
   Money trusts                                  19,604,145      18,867,760         736,384
   Pension trusts                                 8,274,971       7,423,101         851,870
   Property formation benefit trusts                 12,958          12,174             783
   Loan trusts                                      792,932       1,128,339        (335,406)
   Investment trusts                              9,424,449       8,758,551         665,897
   Money entrusted other than money trusts        2,010,336       2,223,773        (213,436)
   Securities trusts                              7,291,686       5,690,240       1,601,445
   Money claim trusts                             3,876,931       3,040,282         836,648
   Equipment trusts                                      --             225            (225)
   Land and fixtures trusts                         127,435         174,931         (47,495)
   Other trusts                                   4,460,539       3,491,074         969,465
-------------------------------------------------------------------------------------------
   Total liabilities                             55,876,387      50,810,455       5,065,931
-------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(2) Supplemental Data (As of March 31, 2004)

The component items of trusts with contracts for compensating the principal, including trusts for which the beneficiary interests are re-entrusted for investing in trust assets, are presented below.

Money trusts (Jointly operated designated money in trust)   (in millions of Yen)
--------------------------------------------------------------------------------
Assets:                                   Liabilities:
Loans and bills discounted      223,355   Principal                      948,854
Securities                      219,913   Reserve for possible loan
                                          losses                             799
Other                           506,679   Other                              294
--------------------------------------------------------------------------------
Total                           949,948   Total                          949,948
--------------------------------------------------------------------------------

Loan trusts                                                 (in millions of Yen)
--------------------------------------------------------------------------------
Assets:                                   Liabilities:
Loans and bills discounted      398,621   Principal                    1,131,498
Securities                      139,693   Special reserve funds            6,135
Other                           603,701   Other                            4,383
--------------------------------------------------------------------------------
Total                         1,142,016   Total                        1,142,016
--------------------------------------------------------------------------------

(3) Financial Highlights  [Non-Consolidated]

-------------------------------------------------------------------------------------------
                                                                              Increase/
                                                    As of March 31,           (Decrease)
(in millions of Yen)                         2004 (A)         2003 (B)        (A) - (B)
-------------------------------------------------------------------------------------------
Total funds                                      40,877,615      40,028,638         848,977
   Deposits                                      10,844,731      11,143,611        (298,880)
   Negotiable certificates of deposit             1,347,875       1,453,650        (105,774)
   Money trusts                                  19,604,145      18,867,760         736,384
   Pension trusts                                 8,274,971       7,423,101         851,870
   Property formation benefit trusts                 12,958          12,174             783
   Loan trusts                                      792,932       1,128,339        (335,406)
Loans and bills discounted                        9,309,061       9,369,278         (60,217)
   Banking account                                8,573,188       8,261,722         311,465
   Trust account                                    735,872       1,107,555        (371,683)
Investment securities                            33,927,539      33,938,480         (10,941)
-------------------------------------------------------------------------------------------

Note:
   The balance at the end of the business period of fiscal year, trust accounts figures adding up trust assets and liabilities which were entrusted to The Mitsubishi Trust and Banking Corporation and Master Trust assets of the Service-Shared Co-Trusteeship.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

8. Financial Results (The Mitsubishi Trust and Banking Corporation and Consolidated Subsidiaries)

                                                                                                  (in millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                                       For the year     For the year
                                                                           ended            ended           Increase/
                                                                         March 31,        March 31,         (Decrease)
                                                                         2003 (A)         2004 (B)          (B) - (A)
----------------------------------------------------------------------------------------------------------------------
Gross profits                                                                337,688          340,122            2,433
(Gross ordinary profit before trust accounts charge-offs)                    345,824          350,167           (4,343)
   Trust fees                                                                 82,927           70,487          (12,440)
      Credit costs for trust accounts (1)                                     (8,136)         (10,045)          (1,909)
   Net interest income                                                       198,638          205,861            7,222
   Net fees and commissions                                                   46,870           51,731            4,860
   Net trading profits                                                         3,253            2,367             (885)
   Net other business income                                                   5,998            9,674            3,676
      Net gains on debt securities                                             5,799            7,723            1,924
General and administrative expenses                                          169,297          161,728           (7,568)
Net business profits before credit costs for trust accounts
 and provision for formula allowance for loan losses*                        176,526          188,439           11,912
Provision for formula allowance for loan losses (2)                           (4,478)         (17,256)         (12,777)
Net business profits**                                                       172,869          195,649           22,780
Net non-recurring losses                                                    (373,433)         (48,247)         325,185
   Credit related costs (3)                                                 (142,459)         (37,167)         105,291
      Losses on loan charge-offs                                             (45,331)         (10,492)          34,839
      Provision for specific allowance for loan losses                       (77,937)         (19,952)          57,985
      Losses on sales of loans to the Resolution and Collection
       Corporation                                                            (2,232)             131            2,364
      Provision for allowance for loans to specific foreign
      borrowers                                                                  853              463             (389)
      Other credit related costs                                             (17,810)          (7,317)          10,492
   Net gains (losses) on equity securities                                  (220,253)           4,045          224,298
      Gains on sales of equity securities                                     26,534           23,329           (3,204)
      Losses on sales of equity securities                                  (151,982)         (15,226)         136,756
      Losses on write down of equity securities                              (94,804)          (4,058)          90,746
   Equity in loss of affiliates                                               (1,335)          (1,158)             176
   Other                                                                      (9,385)         (13,966)          (4,580)
----------------------------------------------------------------------------------------------------------------------
Ordinary income (loss)                                                      (200,564)         147,402          347,966
----------------------------------------------------------------------------------------------------------------------
Net special gains (losses)                                                     2,342           (7,395)          (9,737)
   Refund of enterprise taxes by the Tokyo Metropolitan Government                --            9,847            9,847
   Gain on loans charged-off (4)                                               7,817            5,023           (2,794)
   Losses on impairment of fixed assets                                           --           (1,771)          (1,771)
   Net losses on sales of premises and equipment                              (3,281)          (5,113)          (1,832)
   Amortization of net obligation at transition                               (5,141)          (5,141)              --
   Losses on placing financial assets to the trust for retirement
   benefits                                                                   (1,174)         (10,946)           9,771
Income (Loss) before income taxes and others                                (198,221)         140,006          338,228
Income taxes-current                                                           3,989          (31,401)         (35,390)
Income taxes-refund                                                            3,839               --           (3,839)
Income taxes-deferred                                                       (100,783)          39,708          140,491
Minority interest                                                               (219)           1,452            1,671
----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                            (97,369)         130,247          227,616
----------------------------------------------------------------------------------------------------------------------

Notes:
* Net business profit before credit costs for trust accounts and provision for formula allowance for loan losses = Consolidated net business profit + credit costs for trust accounts + provision for formula allowance for loan losses
** Net business profits = Net business profits of The Mitsubishi Trust and Banking Corporation + Other consolidated entities' gross profits - Other consolidated entities' general and administrative expenses - Other consolidated entities' provision for formula allowance for loan losses - Inter-company transactions.

(Reference)
----------------------------------------------------------------------------------------------------------------------
Total credit costs (1)+(2)+(3)                                               146,116           29,957         (116,159)
Total credit costs + Gain on loans charged-off (1)+(2)+(3)+(4)               138,298           24,934         (113,364)
----------------------------------------------------------------------------------------------------------------------
Number of consolidated subsidiaries                                               30               16              (14)
Number of affiliated companies accounted for by the equity method                 13                6               (7)
----------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

Financial Results (The Mitsubishi Trust and Banking Corporation)

                                                                                                  (in millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                                       For the year     For the year
                                                                           ended            ended           Increase/
                                                                         March 31,        March 31,         (Decrease)
                                                                          2003 (A)         2004 (B)         (B) - (A)
----------------------------------------------------------------------------------------------------------------------
Gross profits                                                                326,489          329,054            2,564
(Gross ordinary profit before trust accounts charge-offs)*                   334,625          339,099           (4,473)
   Domestic gross profits                                                    220,492          214,178           (6,314)
      Trust fees                                                              82,927           70,487          (12,440)
         Trust fees before trust accounts charge-offs*                        91,063           80,532          (10,530)
            Loan trusts and money trusts fees (Jointly operated
             designated money trusts before trust accounts
             charge-offs)*                                                    48,815           37,450          (11,364)
            Other trust fees                                                  42,247           43,081              834
         Credit costs for trust accounts** (1)                                (8,136)         (10,045)          (1,909)
            Losses on loan charge-offs                                        (5,740)          (9,406)          (3,665)
            Other losses incurred from sales of loans                         (2,395)            (639)           1,756
      Net interest income                                                    107,295           98,507           (8,788)
      Net fees and commissions                                                38,196           44,691            6,495
      Net trading profit (loss)                                                3,005             (783)          (3,789)
      Net other business income                                              (10,931)           1,275           12,207
         Net losses on debt securities                                       (11,457)          (3,521)           7,935
   Non-domestic gross profits                                                105,997          114,876            8,878
      Net interest income                                                     86,897          104,361           17,464
      Net fees and commissions                                                   (41)            (490)            (449)
      Net trading profit (loss)                                               (1,305)           1,186            2,492
      Net other business income                                               20,446            9,817          (10,628)
         Net gains on debt securities                                         17,256           11,245           (6,011)
General and administrative expenses                                          156,212          151,040           (5,172)
   Personnel expenses                                                         71,059           61,992           (9,067)
   Non-personnel expenses                                                     80,825           83,939            3,114
   Taxes                                                                       4,327            5,107              780
Net business profits before credit costs for trust accounts
 and provision for formula allowance for loan losses*                        178,412          188,059            9,646
Provision for formula allowance for loan losses (2)                           (3,524)         (17,479)         (13,954)
Net business profits                                                         173,801          195,493           21,691
Net non-recurring losses                                                    (378,320)         (56,979)         321,340
   Credit related costs (3)                                                 (140,276)         (37,090)         103,186
      Losses on loan charge-offs                                             (44,582)         (10,293)          34,289
      Provision for specific allowance for loan losses                       (76,731)         (20,074)          56,656
      Losses on sales of loans to the Resolution and Collection               (2,232)             131            2,364
      Provision for allowance for loans to specific foreign
      borrowers                                                                  853              463             (389)
      Other credit related costs                                             (17,583)          (7,317)          10,266
   Net losses on equity securities                                          (222,054)            (335)         221,719
      Gains on sales of equity securities                                     26,477           23,284           (3,192)
      Losses on sales of equity securities                                  (151,898)         (15,226)         136,672
      Losses on write down of equity securities                              (96,633)          (8,393)          88,239
   Others                                                                    (15,989)         (19,554)          (3,564)
----------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)                                                      (204,519)         138,513          343,032
----------------------------------------------------------------------------------------------------------------------
Net special gains (losses)                                                     6,560           (7,215)         (13,775)
   Refund of enterprise taxes by the Tokyo Metropolitan Government                --            9,847            9,847
   Gain on loans charged-off (4)                                               7,754            4,803           (2,950)
   Losses on impairment of fixed assets                                           --           (1,771)          (1,771)
   Net losses on sales of premises and equipment                              (1,943)          (4,540)          (2,596)
   Amortization of net obligation at transition                               (5,141)          (5,141)              --
   Losses on placing financial assets to the trust for retirement
   benefits                                                                   (1,174)         (10,946)          (9,771)
Income (Loss) before income taxes and others                                (197,958)         131,297          329,256
Income taxes-current                                                           2,121          (32,920)         (35,042)
Income taxes refund                                                            3,459               --           (3,459)
Income taxes-deferred                                                       (101,293)          41,436          142,729
----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                            (95,327)         122,781          218,109
----------------------------------------------------------------------------------------------------------------------

Notes:
* Amounts before credit costs for loans in trusts with contracts for compensating the principal
** Credit costs for loans in trusts with contracts for compensating the principal

----------------------------------------------------------------------------------------------------------------------
Total credit costs (1)+(2)+(3)                                               144,888           29,656         (115,231)
----------------------------------------------------------------------------------------------------------------------
Total credit costs + Gain on loans charged-off (1)+(2)+(3)+(4)               137,133           24,852         (112,280)
----------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

9. Average Interest Rate Spread

[Non-Consolidated]                                                                              (percentage per annum)
----------------------------------------------------------------------------------------------------------------------
                                                                        For the year ended March 31,        Increase/
                                                                      -------------------------------      (Decrease)
                                                                         2004 (A)         2003 (B)          (A) - (B)
----------------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-earning assets (a)                      1.62             1.93            (0.31)
   Average interest rate on Loans and bills discounted                          1.18             1.42            (0.24)
   Average interest rate on Investment securities                               2.23             2.34            (0.10)
Total average interest rate on interest-bearing liabilities (b)                 0.47             0.86            (0.39)
   Average interest rate on Deposits                                            0.30             0.47            (0.16)
Total average interest rate spread (a)-(b)                                      1.15             1.07             0.08
----------------------------------------------------------------------------------------------------------------------

Average interest rate spread in domestic business segment:                                      (percentage per annum)
----------------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-earning assets (a)                      0.94             1.03            (0.09)
   Average interest rate on Loans and bills discounted                          1.09             1.18            (0.09)
   Average interest rate on Investment securities                               0.93             0.99            (0.05)
Total average interest rate on interest-bearing liabilities (b)                 0.17             0.26            (0.08)
   Average interest rate on Deposits                                            0.14             0.19            (0.05)
Total average interest rate spread (a)-(b)                                      0.76             0.77            (0.00)
----------------------------------------------------------------------------------------------------------------------

10. Valuation Differences on Securities

(1) Valuation method of securities

--------------------------------------------------------------------------------
Trading securities        Market value (valuation differences are recorded as
                          profits or losses)
--------------------------------------------------------------------------------
Debt securities being     Amortized cost
held to maturity
--------------------------------------------------------------------------------
Securities available for  Market value (valuation differences are included in
sale                      shareholders' equity, net of income taxes)
--------------------------------------------------------------------------------

(Reference) Securities in money held in trust
--------------------------------------------------------------------------------
Trading purposes          Market value (valuation differences are recorded as
                          profits or losses)
--------------------------------------------------------------------------------

(2) Valuation differences

[Consolidated]                                                                                           (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                       As of March 31, 2004                        As of March 31, 2003
                                            ---------------------------------------------------------------------------------
                                            Valuation differences                                 Valuation differences
                                                        ---------     -------------------               ---------------------
                                               (A)      (A) - (B)      Gains     Losses        (B)        Gains       Losses
-----------------------------------------------------------------------------------------------------------------------------
   Debt securities being held to maturity       7,030      (6,989)      7,030           0      14,019      14,019          --
   Securities available for sale              316,997     319,728     340,339      23,342      (2,731)    207,233     209,964
      Domestic equity securities              197,564     341,444     216,065      18,500    (143,879)     20,982     164,862
      Domestic bonds                           18,402     (38,309)     19,689       1,286      56,711      56,922         210
      Other                                   101,030      16,593     104,585       3,554      84,436     129,328      44,891
   Total                                      324,027     312,739     347,370      23,342      11,288     221,252     209,964
      Domestic equity securities              197,564     341,444     216,065      18,500    (143,879)     20,982     164,862
      Domestic bonds                           24,399     (43,739)     25,686       1,287      68,138      68,349         210
      Other                                   102,063      15,034     105,618       3,554      87,029     131,920      44,891
-----------------------------------------------------------------------------------------------------------------------------

[Non-Consolidated]                                                                                       (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                       As of March 31, 2004                        As of March 31, 2003
                                            ---------------------------------------------   ---------------------------------
                                            Valuation differences                                 Valuation differences
                                                        ---------     -------------------               ---------------------
                                               (A)      (A) - (B)      Gains     Losses        (B)        Gains       Losses
-----------------------------------------------------------------------------------------------------------------------------
   Debt securities being held to maturity       6,889      (6,705)      6,890           0      13,595      13,595          --
   Securities available for sale              314,617     318,049     337,959      23,342      (3,431)    206,523     209,955
      Domestic equity securities              195,184     339,765     213,685      18,500    (144,581)     20,272     164,853
      Domestic bonds                           18,402     (38,309)     19,689       1,286      56,711      56,922         210
      Other                                   101,030      16,593     104,585       3,554      84,437     129,328      44,890
   Total                                      321,507     311,343     344,850      23,342      10,163     220,118     209,955
      Domestic equity securities              195,184     339,765     213,685      18,500    (144,581)     20,272     164,853
      Domestic bonds                           24,399     (43,739)     25,686       1,287      68,138      68,349         210
      Other                                   101,923      15,317     105,478       3,554      86,605     131,496      44,890
-----------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(3) Market Value Information for Securities in Trusts with Contracts for Compensating the Principal Money Trusts (jointly operated designated money in trust)

A. Market Value of Securities                    (in millions of yen)
---------------------------------------------------------------------
                         Trust Assets
                         at period end  Market Value  Valuation Gains
---------------------------------------------------------------------
March 31, 2004                 219,913       226,985            7,071
---------------------------------------------------------------------
Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

B. Valuation Gains of Derivative Transaction : 2,721 millions of yen

Loan Trusts

A. Market Value of Securities                    (in millions of yen)
---------------------------------------------------------------------
                         Trust Assets
                         at period end  Market Value  Valuation Gains
---------------------------------------------------------------------
March 31, 2004                 139,693       152,966           13,272
---------------------------------------------------------------------
Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

B. Valuation Gains of Derivative Transaction : 12,024 millions of yen

11. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]                                               (in billions of yen except percentages)
----------------------------------------------------------------------------------------------------
                                   As of
                                 March 31,
                                 2004 (A)      Increase/      Increase/       As of      As of Sept-
                               (Preliminary    (Decrease)     (Decrease)    March 31,     ember 30,
                                  basis)       (A) - (B)      (A) - (C)     2003 (B)       2003 (C)
----------------------------------------------------------------------------------------------------
(1)   Risk-adjusted capital
      ratio                           15.03%          3.02%         0.89%        12.00%        14.13%
(2)   Tier 1 capital                  785.9           99.2          38.7         686.7         747.2
(3)   Tier 2 capital
      includable as
      qualifying capital              751.2          194.7          74.6         556.5         676.6
   i) The amount of
      unrealized gains on
      investment securities,
      includable as
      qualifying capital              142.6          142.6          81.6            --          61.0
  ii) The amount of land
      revaluation excess
      includable as
      qualifying capital               (0.4)           1.0          (0.2)         (1.5)         (0.1)
 iii) Subordinated debt               484.9           53.9          (7.8)        431.0         492.7
(4)   Deductions from total
      qualifying capital               16.2           10.2          11.1           5.9           5.1
(5)   Total qualifying
      capital (2)+(3)-(4)           1,520.9          283.6         102.3       1,237.2       1,418.6
(6)   Risk-adjusted assets         10,117.1         (190.1)         82.8      10,307.2      10,034.2
----------------------------------------------------------------------------------------------------

[Non-Consolidated]                                           (in billions of yen except percentages)
----------------------------------------------------------------------------------------------------
                                   As of
                                 March 31,
                                 2004 (A)      Increase/      Increase/       As of      As of Sept-
                               (Preliminary    (Decrease)     (Decrease)    March 31,     ember 30,
                                  basis)       (A) - (B)      (A) - (C)     2003 (B)       2003 (C)
----------------------------------------------------------------------------------------------------
(1)   Risk-adjusted capital
      ratio                           15.16%          3.93%         0.82%        11.23%        14.34%
(2)   Tier 1 capital                  776.0           94.1          35.1         681.9         740.8
(3)   Tier 2 capital
      includable as
      qualifying capital              748.8          185.6          80.7         563.2         668.1
   i) The amount of
      unrealized gains on
      investment securities,
      includable as
      qualifying capital              141.5          141.5          81.1            --          60.4
  ii) The amount of land
      revaluation excess
      includable as
      qualifying capital               (1.3)           0.4           0.7          (1.7)         (2.0)
 iii) Subordinated debt               484.9           53.9          (7.8)        431.0         492.7
(4)   Deductions from total
      qualifying capital               12.4            9.5           9.5           2.9           2.9
(5)   Total qualifying
      capital (2)+(3)-(4)           1,512.4          270.2         106.3       1,242.2       1,406.0
(6)   Risk-adjusted assets          9,970.3       (1,083.5)        165.3      11,053.9       9,805.0
----------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

2 Loan Portfolio and Other

1. Risk-Monitored Loans
(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]

                                                                                   (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of      Increase/    Increase/      As of          As of
                                      March 31,    (Decrease)   (Decrease)   March 31,    September 30,
                                       2004 (A)    (A) - (B)    (A) - (C)     2003 (B)       2003 (C)
-------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy       23,454      (19,353)     (12,971)      42,807          36,425
   Past due loans                        174,368     (110,496)     (72,947)     284,864         247,315
   Accruing loans contractually
   past due 3 months or more                  --       (2,314)        (429)       2,314             429
   Restructured loans                    192,734      (74,213)       6,894      266,948         185,840
-------------------------------------------------------------------------------------------------------
   Total                                 390,557     (206,376)     (79,452)     596,934         470,010
-------------------------------------------------------------------------------------------------------
   Amount of direct reduction            227,729      (68,681)      (9,680)     296,410         237,409
-------------------------------------------------------------------------------------------------------
Loans and bills discounted             8,588,926      301,178       89,351    8,287,748       8,499,575
-------------------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
-------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy         0.27%       (0.24)%      (0.15)%       0.51%           0.42%
   Past due loans                           2.03%       (1.40)%      (0.87)%       3.43%           2.90%
   Accruing loans contractually
   past due 3 months or more                  --        (0.02)%      (0.00)%       0.02%           0.00%
   Restructured loans                       2.24%       (0.97)%       0.05%        3.22%           2.18%
-------------------------------------------------------------------------------------------------------
   Total                                    4.54%       (2.65)%      (0.98)%       7.20%           5.52%
-------------------------------------------------------------------------------------------------------

[Non-Consolidated]

                                                                                   (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of      Increase/    Increase/      As of          As of
                                      March 31,    (Decrease)   (Decrease)   March 31,    September 30,
                                       2004 (A)    (A) - (B)    (A) - (C)     2003 (B)       2003 (C)
-------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy       23,436      (13,547)     (12,969)      36,984          36,406
   Past due loans                        174,102     (116,759)     (73,025)     290,861         247,127
   Accruing loans contractually
   past due 3 months or more                  --       (2,314)        (429)       2,314             429
   Restructured loans                    191,162      (76,097)       5,331      267,259         185,831
-------------------------------------------------------------------------------------------------------
   Total                                 388,701     (208,718)     (81,092)     597,420         469,794
-------------------------------------------------------------------------------------------------------
   Amount of direct reduction            225,042      (69,126)      (9,599)     294,169         234,642
-------------------------------------------------------------------------------------------------------
Loans and bills discounted             8,573,188      311,465       95,587    8,261,722       8,477,601
-------------------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
-------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy         0.27%       (0.17)%      (0.15)%       0.44%           0.42%
   Past due loans                           2.03%       (1.48)%      (0.88)%       3.52%           2.91%
   Accruing loans contractually
   past due 3 months or more                  --        (0.02)%      (0.00)%       0.02%           0.00%
   Restructured loans                       2.22%       (1.00)%       0.03%        3.23%           2.19%
-------------------------------------------------------------------------------------------------------
   Total                                    4.53%       (2.69)%      (1.00)%       7.23%           5.54%
-------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

[Trust accounts : Loans in Trusts with Contracts for Compensating the Principal]   (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of      Increase/    Increase/      As of          As of
                                      March 31,    (Decrease)   (Decrease)   March 31,    September 30,
                                       2004 (A)    (A) - (B)    (A) - (C)     2003 (B)       2003 (C)
-------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy        1,588       (2,781)      (1,589)       4,369           3,177
   Past due loans                          1,292         (928)        (218)       2,220           1,511
   Accruing loans contractually
   past due 3 months or more                 370         (548)        (230)         919             601
   Restructured loans                     32,568       (1,087)       2,822       33,655          29,745
-------------------------------------------------------------------------------------------------------
   Total                                  35,819       (5,345)         784       41,165          35,035
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Loans and bills discounted               621,976     (261,525)    (141,077)     883,501         763,053
-------------------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
-------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy         0.25%       (0.23)%      (0.16)%       0.49%           0.41%
   Past due loans                           0.20%       (0.04)%       0.00%        0.25%           0.19%
   Accruing loans contractually             0.05%       (0.04)%      (0.01)%       0.10%           0.07%
   past due 3 months or more
   Restructured loans                       5.23%        1.42%        1.33%        3.80%           3.89%
-------------------------------------------------------------------------------------------------------
   Total                                    5.75%        1.09%        1.16%        4.65%           4.59%
-------------------------------------------------------------------------------------------------------

[Banking : Non-Consolidated and Trust Accounts]                                    (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of      Increase/    Increase/      As of          As of
                                      March 31,    (Decrease)   (Decrease)   March 31,    September 30,
                                       2004 (A)    (A) - (B)    (A) - (C)     2003 (B)       2003 (C)
-------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy       25,025      (16,329)     (14,558)      41,354          39,583
   Past due loans                        175,394     (117,687)     (73,244)     293,082         248,639
   Accruing loans contractually
   past due 3 months or more                 370       (2,862)        (659)       3,233           1,030
   Restructured loans                    223,730      (77,184)       8,153      300,915         215,576
-------------------------------------------------------------------------------------------------------
   Total                                 424,521     (214,064)     (80,308)     638,585         504,829
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Loans and bills discounted             9,195,165       49,940      (45,490)   9,145,224       9,240,655
-------------------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
-------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy         0.27%       (0.18)%      (0.15)%       0.45%           0.42%
   Past due loans                           1.90%       (1.29)%      (0.78)%       3.20%           2.69%
   Accruing loans contractually
   past due 3 months or more                0.00%       (0.03)%      (0.00)%       0.03%           0.01%
   Restructured loans                       2.43%       (0.85)%       0.10%        3.29%           2.33%
-------------------------------------------------------------------------------------------------------
   Total                                    4.61%       (2.36)%      (0.84)%       6.98%           5.46%
-------------------------------------------------------------------------------------------------------

[Banking : Consolidated and Trust Accounts]                                        (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of      Increase/    Increase/      As of          As of
                                      March 31,    (Decrease)   (Decrease)   March 31,    September 30,
                                       2004 (A)    (A) - (B)    (A) - (C)     2003 (B)       2003 (C)
-------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy       25,042      (22,134)     (14,560)      47,176          39,602
   Past due loans                        175,660     (111,424)     (73,166)     287,085         248,826
   Accruing loans contractually
   past due 3 months or more                 370       (2,862)        (659)       3,233           1,030
   Restructured loans                    225,302      (75,301)       9,717      300,603         215,585
-------------------------------------------------------------------------------------------------------
   Total                                 426,377     (211,722)     (78,668)     638,099         505,045
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Loans and bills discounted             9,210,903       39,653      (51,725)   9,171,249       9,262,629
-------------------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
-------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy         0.27%       (0.24)%      (0.15)%       0.51%           0.42%
   Past due loans                           1.90%       (1.22)%      (0.77)%       3.13%           2.68%
   Accruing loans contractually
   past due 3 months or more                0.00%       (0.03)%      (0.00)%       0.03%           0.01%
   Restructured loans                       2.44%       (0.83)%       0.11%        3.27%           2.32%
-------------------------------------------------------------------------------------------------------
   Total                                    4.62%       (2.32)%      (0.82)%       6.95%           5.45%
-------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

2. Classification of Risk-Monitored Loans

Classification by geographic area

[Banking : Consolidated and Trust Accounts]                                        (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of      Increase/    Increase/      As of          As of
                                      March 31,    (Decrease)   (Decrease)   March 31,    September 30,
                                       2004 (A)    (A) - (B)    (A) - (C)     2003 (B)       2003 (C)
-------------------------------------------------------------------------------------------------------
Domestic*                                354,222     (213,914)    (111,901)     568,137         466,123
Overseas*                                 72,154        2,192       33,232       69,961          38,921
   Asia                                    4,010       (5,945)         753        9,956           3,257
      Indonesia                              487       (1,429)         (23)       1,916             510
      Thailand                             2,699          (16)       1,502        2,716           1,196
      Hong Kong                               --       (3,474)        (631)       3,474             631
      Other                                  824       (1,024)         (94)       1,848             919
   United States of America               46,459        9,528       24,618       36,931          21,841
   Other                                  21,683       (1,390)       7,861       23,074          13,822
-------------------------------------------------------------------------------------------------------
Total                                    426,377     (211,722)     (78,668)     638,099         505,045
-------------------------------------------------------------------------------------------------------

Note:* "Domestic" and "Overseas" are classified by domicile of borrowers.

Classification by type of industry of borrowers

[Banking : Consolidated and Trust Accounts]                                        (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of      Increase/    Increase/      As of          As of
                                      March 31,    (Decrease)   (Decrease)   March 31,    September 30,
                                       2004 (A)    (A) - (B)    (A) - (C)     2003 (B)       2003 (C)
-------------------------------------------------------------------------------------------------------
Domestic*                                354,222     (213,914)    (111,901)     568,137         466,123
   Manufacturing                          90,556      (14,286)      14,947      104,842          75,608
   Construction                           38,770     (101,386)     (82,749)     140,157         121,519
   Wholesale and Retail                   41,760      (37,013)     (12,034)      78,774          53,794
   Banks and other financial
   institutions                            6,580       (1,274)       3,903        7,855           2,677
   Real estate                            43,395      (42,698)     (24,489)      86,094          67,884
   Services                               66,596      (11,177)     (10,674)      77,774          77,271
   Other industries                       51,371           83        2,241       51,288          49,129
   Consumer                               15,190       (6,160)      (3,046)      21,351          18,237
Overseas*                                 72,154        2,192       33,232       69,961          38,921
   Banks and other financial               3,140        3,140        2,468           --             672
   institutions
   Commercial and industrial              44,147      (11,454)       7,842       55,602          36,304
   Other                                  24,867       10,507       22,922       14,359           1,944
-------------------------------------------------------------------------------------------------------
Total                                    426,377     (211,722)     (78,668)     638,099         505,045
-------------------------------------------------------------------------------------------------------

Note:* "Domestic" and "Overseas" are classified by domicile of borrowers.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

3. Allowance for Loan Losses

[Consolidated]                                                                     (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of      Increase/    Increase/      As of          As of
                                      March 31,    (Decrease)   (Decrease)   March 31,    September 30,
                                       2004 (A)    (A) - (B)    (A) - (C)     2003 (B)       2003 (C)
-------------------------------------------------------------------------------------------------------
Allowance for loan losses                202,584      (78,443)     (66,228)     281,027         268,813
   Formula allowance for loan
   losses                                124,172      (17,270)     (15,233)     141,442         139,405
   Specific allowance for loan
   losses                                 78,048      (60,709)     (50,777)     138,757         128,825
   Allowance for loans to specific
   foreign borrowers                         363         (463)        (218)         827             581
-------------------------------------------------------------------------------------------------------

[Non-Consolidated]                                                                 (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of      Increase/    Increase/      As of          As of
                                      March 31,    (Decrease)   (Decrease)   March 31,    September 30,
                                       2004 (A)    (A) - (B)    (A) - (C)     2003 (B)       2003 (C)
-------------------------------------------------------------------------------------------------------
Allowance for loan losses                201,986      (77,009)     (66,363)     278,996         268,350
   Formula allowance for loan
   losses                                123,974      (17,479)     (15,367)     141,453         139,341
   Specific allowance for loan
   losses                                 77,649      (59,067)     (50,777)     136,716         128,426
   Allowance for loans to specific
   foreign borrowers                         363         (463)        (218)         827             581
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Reserve for financial assistance to
specific borrowers                            --         (531)          --          531              --
-------------------------------------------------------------------------------------------------------

[Trust accounts]                                                                   (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of      Increase/    Increase/      As of          As of
                                      March 31,    (Decrease)   (Decrease)   March 31,    September 30,
                                       2004 (A)    (A) - (B)    (A) - (C)     2003 (B)       2003 (C)
-------------------------------------------------------------------------------------------------------
Special internal reserves                  6,135       (2,290)      (1,148)       8,425           7,283
Allowance for bad debts                      799         (202)        (126)       1,002             926
-------------------------------------------------------------------------------------------------------

4. Coverage Ratio against Risk-Monitored Loans

[Consolidated]                                                                     (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of      Increase/    Increase/      As of          As of
                                      March 31,    (Decrease)   (Decrease)   March 31,    September 30,
                                       2004 (A)    (A) - (B)    (A) - (C)     2003 (B)       2003 (C)
-------------------------------------------------------------------------------------------------------
Allowance for loan losses (a)            202,584      (78,443)     (66,228)     281,027         268,813
Risk-monitored loans (b)                 390,557     (206,376)     (79,452)     596,934         470,010
Coverage ratio (a)/(b)                     51.87%        4.79%       (5.32)%      47.07%          57.19%
-------------------------------------------------------------------------------------------------------

[Non-Consolidated]                                                                 (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of      Increase/    Increase/      As of          As of
                                      March 31,    (Decrease)   (Decrease)   March 31,    September 30,
                                       2004 (A)    (A) - (B)    (A) - (C)     2003 (B)       2003 (C)
-------------------------------------------------------------------------------------------------------
Allowance for loan losses (a)            201,986      (77,009)     (66,363)     278,996         268,350
Risk-monitored loans (b)                 388,701     (208,718)     (81,092)     597,420         469,794
Coverage ratio (a)/(b)                     51.96%        5.26%       (5.15)%      46.70%          57.12%
-------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

5. Disclosed Claims under the Financial Reconstruction Law (the "FRL")

[Banking : Non-Consolidated]                                                       (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of      Increase/    Increase/      As of          As of
                                      March 31,    (Decrease)   (Decrease)   March 31,    September 30,
                                       2004 (A)    (A) - (B)    (A) - (C)     2003 (B)       2003 (C)
-------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt debtors            46,423      (36,724)      (7,181)      83,148          53,604
Claims under high risk                   149,286     (103,747)     (84,755)     253,034         234,042
Claims under close observation           194,779      (78,554)       4,974      273,334         189,804
-------------------------------------------------------------------------------------------------------
Total (1)                                390,490     (219,027)     (86,961)     609,517         477,451
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Normal claims                          8,448,804      355,567       54,790    8,093,237       8,394,014
-------------------------------------------------------------------------------------------------------

[Trust accounts]                                                                   (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of      Increase/    Increase/      As of          As of
                                      March 31,    (Decrease)   (Decrease)   March 31,    September 30,
                                       2004 (A)    (A) - (B)    (A) - (C)     2003 (B)       2003 (C)
-------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt debtors             3,038       (3,610)      (1,733)       6,649           4,772
Claims under high risk                     9,486        3,147        3,890        6,338           5,596
Claims under close observation            23,294       (4,881)      (1,372)      28,176          24,666
-------------------------------------------------------------------------------------------------------
Total (1)                                 35,819       (5,345)         784       41,165          35,035
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Normal claims                            586,156     (256,179)    (141,861)     842,336         728,018
-------------------------------------------------------------------------------------------------------

[Banking : Non-Consolidated and Trust accounts]                                    (in millions of yen)
-------------------------------------------------------------------------------------------------------
                                        As of      Increase/    Increase/      As of          As of
                                      March 31,    (Decrease)   (Decrease)   March 31,    September 30,
                                       2004 (A)    (A) - (B)    (A) - (C)     2003 (B)       2003 (C)
-------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt debtors            49,462      (40,335)      (8,914)      89,798          58,377
Claims under high risk                   158,773     (100,600)     (80,865)     259,373         239,638
Claims under close observation           218,074      (83,436)       3,602      301,511         214,471
-------------------------------------------------------------------------------------------------------
Total (1)                                426,309     (224,373)     (86,177)     650,682         512,487
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Normal claims                          9,034,961       99,387      (87,071)   8,935,574       9,122,032
-------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

6. Status of Secured Coverage on Disclosed Claims under the FRL

[Banking : Non-Consolidated]                                                    (in millions of yen)
----------------------------------------------------------------------------------------------------
                                       As of     Increase/    Increase/     As of         As of
                                     March 31,   (Decrease)   (Decrease)   March 31,   September 30,
                                      2004 (A)   (A) - (B)    (A) - (C)    2003 (B)      2003 (C)
----------------------------------------------------------------------------------------------------
Secured coverage amount (2)            295,735     (182,996)     (86,740)    478,732         382,476
   Allowance for loan losses           109,978      (62,893)     (46,123)    172,871         156,101
   Reserve for financial support to
    specific borrowers                      --         (531)          --         531              --
   Collateral, guarantees, etc.        185,757     (119,571)     (40,617)    305,328         226,374
----------------------------------------------------------------------------------------------------
Secured coverage ratio (2)/(1)           75.73%       (2.80)%      (4.37)%     78.54%          80.10%
----------------------------------------------------------------------------------------------------

[Trust accounts]                                                                (in millions of yen)
----------------------------------------------------------------------------------------------------
                                       As of     Increase/    Increase/     As of         As of
                                     March 31,   (Decrease)   (Decrease)   March 31,   September 30,
                                      2004 (A)   (A) - (B)    (A) - (C)    2003 (B)      2003 (C)
----------------------------------------------------------------------------------------------------
Secured coverage amount (2)             22,249       (4,611)         762      26,861          21,487
   Allowance for loan losses                --           --           --          --              --
   Reserve for financial support to
    specific borrowers                      --           --           --          --              --
   Collateral, guarantees, etc.         22,249       (4,611)         762      26,861          21,487
----------------------------------------------------------------------------------------------------
Secured coverage ratio (2)/(1)           62.11%       (3.13)%       0.78%      65.25%          61.32%
----------------------------------------------------------------------------------------------------

[Banking : Non-Consolidated and Trust accounts]                                 (in millions of yen)
----------------------------------------------------------------------------------------------------
                                       As of     Increase/    Increase/     As of         As of
                                     March 31,   (Decrease)   (Decrease)   March 31,   September 30,
                                      2004 (A)   (A) - (B)    (A) - (C)    2003 (B)      2003 (C)
----------------------------------------------------------------------------------------------------
Secured coverage amount (2)            317,985     (187,608)     (85,978)    505,593         403,963
   Allowance for loan losses           109,978      (62,893)     (46,123)    172,871         156,101
   Reserve for financial support to
    specific borrowers                      --         (531)          --         531              --
   Collateral, guarantees, etc.        208,006     (124,183)     (39,854)    332,190         247,861
----------------------------------------------------------------------------------------------------
Secured coverage ratio (2)/(1)           74.59%       (3.11)%      (4.23)%     77.70%          78.82%
----------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

Secured Coverage of each category of Disclosed Claims under the FRL

[Banking : Non-Consolidated]                                                                       (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                          Reserve for    Collectable
                                                          financial      amount by       Coverage
                                              Allowance   support to     collateralized  ratio          Coverage ratio
                                 Disclosed    for loan    specific       and guaranteed  [(B)+(C)] /    [(B)+(C)+(D)] /
            Category             amount (A)   losses (B)  borrowers (C)  loans (D)       [(A)-(D)]      (A)
-----------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and               46,423       10,487             --          35,935       100.00%            100.00%
substantially bankrupt debtors      [83,148]      [8,501]            --         [74,647]     [100.00%]          [100.00%]
Claims under high risk              149,286       60,649             --          66,967        73.67%             85.48%
                                   [253,034]    [118,780]            --         [97,433]      [76.33%]           [85.44%]
Claims under close observation      194,779       38,841             --          82,853        34.70%             62.47%
                                   [273,334]     [45,590]          [531]       [133,248]      [32.92%]           [65.62%]
Sub total (1)                       390,490      109,978             --         185,757        53.71%             75.73%
                                   [609,517]    [172,871]          [531]       [305,328]      [57.00%]           [78.54%]
Normal claims                     8,448,804
                                 [8,093,237]
Total (2)                         8,839,295
                                 [8,702,755]
-----------------------------------------------------------------------------------------------------------------------
Sub total (1) / Total (2)              4.41%
                                      [7.00%]
-----------------------------------------------------------------------------------------------------------------------

Note: The upper figures are as of March 31, 2004. The lower figures with bracket are as of March 31, 2003.
      Coverage ratios for Claims under high risk and for Claims under close observation are listed under allowance for possible loan losses, following concurrent application of the discount cash flow method.

[Trust accounts]                                                                                   (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                          Reserve for    Collectable
                                                          financial      amount by       Coverage
                                              Allowance   support to     collateralized  ratio          Coverage ratio
                                 Disclosed    for loan    specific       and guaranteed  [(B)+(C)] /    [(B)+(C)+(D)] /
            Category             amount (A)   losses (B)  borrowers (C)  loans (D)       [(A)-(D)]      (A)
-----------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt debtors        3,038           --             --           3,035                           99.89%
                                     [6,649]          --             --          [6,649]                        [100.00%]
Claims under high risk                9,486           --             --           8,562                           90.26%
                                     [6,338]          --             --          [5,745]                         [90.64%]
Claims under close observation       23,294           --             --          10,651                           45.72%
                                    [28,176]          --             --         [14,466]                         [51.34%]
Sub total (1)                        35,819           --             --          22,249                           62.11%
                                    [41,165]          --             --         [26,861]                         [65.25%]
Normal claims                       586,156
                                   [842,336]
Total (2)                           621,976
                                   [883,501]
-----------------------------------------------------------------------------------------------------------------------
Sub total (1) / Total (2)              5.75%
                                      [4.65%]
-----------------------------------------------------------------------------------------------------------------------

Note: The upper figures are as of March 31, 2004. The lower figures with bracket are as of March 31, 2003.
      Allowance for possible loan losses are not booked for the trust account, but the Bank executes the direct write-off of trust account "Claims to bankrupt and substantial bankruptcy " and "Claims under high risk" in accordance with standards applied to allowance for possible loan losses in the banking account.
      The Bank allocated a total of 6.9 billion yen to the special internal reserve and allowance for bad debt in the trust account, as of March 31, 2004.

[Banking : Non-Consolidated and Trust accounts]                                                    (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                          Reserve for    Collectable
                                                          financial      amount by       Coverage
                                              Allowance   support to     collateralized  ratio          Coverage ratio
                                 Disclosed    for loan    specific       and guaranteed  [(B)+(C)] /    [(B)+(C)+(D)] /
            Category             amount (A)   losses (B)  borrowers (C)  loans (D)       [(A)-(D)]      (A)
-----------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt debtors       49,462       10,487             --          38,971                           99.99%
                                    [89,798]      [8,501]            --         [81,297]                        [100.00%]
Claims under high risk              158,773       60,649             --          75,529                           85.76%
                                   [259,373]    [118,780]            --        [103,179]                         [85.57%]
Claims under close observation      218,074       38,841             --          93,505                           60.68%
                                   [301,511]     [45,590]          [531]       [147,714]                         [64.28%]
Sub total (1)                       426,309      109,978             --         208,006                           74.59%
                                   [650,682]    [172,871]          [531]       [332,190]                         [77.70%]
Normal claims                     9,034,961
                                 [8,935,574]
Total (2)                         9,461,271
                                 [9,586,256]
-----------------------------------------------------------------------------------------------------------------------
Sub total (1) / Total (2)              4.50%
                                      [6.78%]
-----------------------------------------------------------------------------------------------------------------------

Note: The upper figures are as of March 31, 2004. The lower figures with bracket are as of March 31, 2003.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

7. Progress in the Disposal of Problem Assets [Banking and Trust accounts] (excluding claims under close observation)

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL                      (in billions of yen)
----------------------------------------------------------------------------------------------------------------------------
                          As of      As of      As of      As of      As of      As of        As of       As of
                        September  March 31,  September  March 31,  September  March 31,   September    March 31,
                         30, 2000    2001      30, 2001    2002      30, 2002    2003     30, 2003 (a)   2004 (b)  (b) - (a)
----------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt
debtors                     239.2      136.2      123.5       68.9       42.7       30.0          15.8        8.0       (7.8)
Claims under high risk      526.7      455.5      382.9      301.7      184.8       23.8          22.9        1.3      (21.6)
----------------------------------------------------------------------------------------------------------------------------
Total                       766.0      591.8      506.4      370.7      227.6       53.8          38.8        9.3      (29.4)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                           (A)        (B)

Progress in the disposal of problem assets    (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Disposition by borrowers' liquidation                          0.0
Re-constructive disposition                                     --
Improvements in financial status due
 to re-constructive disposition                                0.2
Loan sales to secondary market                                 2.4
Charge-off                                                    13.5
Other                                                         13.1
   Collection of claims                                       13.1
   Improvements in financial status                             --
------------------------------------------------------------------
Total                                                         29.4 (B)
------------------------------------------------------------------

Above (A) includes the following figures which facilitates the final disposal of problem assets.
                                              (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Legal liquidation                                              4.4
Quasi-legal liquidation                                         --
Split-off of problem loans                                     0.5
Partial charge-off of smaller balance
 loans                                                         3.0
Entrust through the managed trust
method to the Resolution and
Collection Corporation                                         1.3
------------------------------------------------------------------
Total                                                          9.3
------------------------------------------------------------------

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL              (in billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                            As of      As of      As of      As of      As of        As of       As of
                                          March 31,  September  March 31,  September  March 31,   September    March 31,
                                            2001      30, 2001    2002      30, 2002    2003     30, 2003 (a)   2004 (b)  (b) - (a)
-----------------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                               11.0        5.5        4.8        2.8        9.9           9.2        2.8       (6.4)
Claims under high risk                        133.7      117.5       91.4       76.7        6.8           6.5        0.1       (6.3)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                         144.8      123.0       96.3       79.6       16.7          15.8        3.0      (12.7)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  (C)        (D)

Progress in the disposal of problem assets    (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Disposition by borrowers' liquidation                           --
Re-constructive disposition                                     --
Improvements in financial status due
 to re-constructive disposition                                 --
Loan sales to secondary market                                 0.6
Charge-off                                                     7.0
Other                                                          5.1
   Collection of claims                                        5.1
   Improvements in financial status                             --
------------------------------------------------------------------
Total                                                         12.7 (D)
------------------------------------------------------------------

Above (C) includes the following figures which facilitates the final disposal of problem assets.

                                              (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Legal liquidation                                              1.9
Quasi-legal liquidation                                         --
Split-off of problem loans                                      --
Partial charge-off of smaller balance
 loans                                                         1.0
Entrust through the managed trust
method to the Resolution and
Collection Corporation                                          --
------------------------------------------------------------------
Total                                                          3.0
------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

                                                                                  (in billions of yen)
------------------------------------------------------------------------------------------------------
                          As of      As of      As of      As of        As of       As of
                        September  March 31,  September  March 31,   September    March 31,
                         30, 2001    2002      30, 2002    2003     30, 2003 (a)   2004 (b)  (b) - (a)
------------------------------------------------------------------------------------------------------
Claims to bankrupt and
 substantially bankrupt
 debtors                      3.0       16.4        1.5        1.4           0.8        0.5       (0.2)
Claims under high risk       80.0       30.2       21.6        6.4           3.7        1.6       (2.1)
------------------------------------------------------------------------------------------------------
Total                        83.1       46.7       23.2        7.8           4.6        2.2       (2.4)
------------------------------------------------------------------------------------------------------
                                                                                     (E)         (F)

Progress in the disposal of problem assets    (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Disposition by borrowers' liquidation                           --
Re-constructive disposition                                     --
Improvements in financial status due to
 re-constructive disposition                                    --
Loan sales to secondary market                                 0.4
Charge-off                                                     0.2
Other                                                          1.7
   Collection of claims                                        1.6
   Improvements in financial status                            0.0
------------------------------------------------------------------
Total                                                          2.4 (F)
------------------------------------------------------------------

Above (E) includes the following figures which facilitates the final disposal of problem assets.

                                              (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Legal liquidation                                              0.1
Quasi-legal liquidation                                         --
Split-off of problem loans                                      --
Partial charge-off of smaller balance loans                    0.8
Entrust through the managed trust method
 to the Resolution and Collection Corporation                   --
------------------------------------------------------------------
Total                                                          1.0
------------------------------------------------------------------

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

                                                                       (in billions of yen)
-------------------------------------------------------------------------------------------
                          As of      As of      As of        As of       As of
                        March 31,  September  March 31,   September    March 31,
                          2002      30, 2002    2003     30, 2003 (a)   2004 (b)  (b) - (a)
-------------------------------------------------------------------------------------------
Claims to bankrupt and
 substantially bankrupt
 debtors                      6.3        8.9        7.5        4.8           2.0       (2.7)
Claims under high risk       68.0       28.4        9.5        6.6           3.7       (2.9)
-------------------------------------------------------------------------------------------
Total                        74.4       37.3       17.1       11.5           5.8       (5.6)
-------------------------------------------------------------------------------------------
                                                                         (G)          (H)

Progress in the disposal of problem assets    (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                       fiscal 2003
------------------------------------------------------------------
Disposition by borrowers' liquidation                           --
Re-constructive disposition                                    0.4
Improvements in financial status due to
 re-constructive disposition                                    --
Loan sales to secondary market                                 0.7
Charge-off                                                    (0.4)
Other                                                          4.8
   Collection of claims                                        3.6
   Improvements in financial status                            1.2
------------------------------------------------------------------
Total                                                          5.6 (H)
------------------------------------------------------------------

Above (G) includes the following figures which facilitates the final disposal of problem assets.

                                              (in billions of yen)
------------------------------------------------------------------
                                                    Second half of
                                                      fiscal 2003
------------------------------------------------------------------
Legal liquidation                                              0.4
Quasi-legal liquidation                                         --
Split-off of problem loans                                      --
Partial charge-off of smaller balance loans                    1.4
Entrust through the managed trust method
 to the Resolution and Collection Corporation                   --
------------------------------------------------------------------
Total                                                          1.9
------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

                                                                               (in billions of yen)
---------------------------------------------------------------------------------------------------
                                         As of        As of        As of        As of
                                      September 30,  March 31,  September 30,  March 31,
                                          2002         2003       2003 (a)     2004 (b)   (b) - (a)
---------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
 bankrupt debtors                               4.3       15.4           13.3       11.2       (2.1)
Claims under high risk                         89.5       35.9           15.8       11.3       (4.5)
---------------------------------------------------------------------------------------------------
Total                                          93.9       51.3           29.2       22.5       (6.6)
---------------------------------------------------------------------------------------------------
                                                                                  (I)        (J)

Progress in the disposal of problem assets     (in billions of yen)
-------------------------------------------------------------------
                                         Second half of fiscal 2003
-------------------------------------------------------------------
Disposition by borrowers' liquidation                            --
Re-constructive disposition                                      --
Improvements in financial status due to
 re-constructive disposition                                     --
Loan sales to secondary market                                  2.6
Charge-off                                                      1.0
Other                                                           2.9
   Collection of claims                                         2.9
   Improvements in financial status                             0.0
-------------------------------------------------------------------
Total                                                           6.6 (J)
-------------------------------------------------------------------

Above (I) includes the following figures which facilitates the final disposal of problem assets.

                                               (in billions of yen)
-------------------------------------------------------------------
                                         Second half of fiscal 2003
-------------------------------------------------------------------
Legal liquidation                                              11.1
Quasi-legal liquidation                                          --
Split-off of problem loans                                       --
Partial charge-off of smaller
 balance loans                                                  0.3
Entrust through the managed trust
 method to the Resolution and
 Collection Corporation                                          --
-------------------------------------------------------------------
Total                                                          11.5
-------------------------------------------------------------------

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL
                                                           (in billions of yen)
-------------------------------------------------------------------------------
                                   As of        As of        As of
                                 March 31,  September 30,  March 31,
                                   2003        2003 (a)    2004 (b)   (b) - (a)
-------------------------------------------------------------------------------
Claims to bankrupt and
 substantially bankrupt debtors       25.3           14.0       19.1        5.1
Claims under high risk               176.6          151.3       61.6      (89.7)
-------------------------------------------------------------------------------
Total                                202.0          165.3       80.7      (84.6)
-------------------------------------------------------------------------------
                                                              (K)         (L)

Progress in the disposal of problem assets  (in billions of yen)
----------------------------------------------------------------
                                      Second half of fiscal 2003
----------------------------------------------------------------
Disposition by borrowers' liquidation                         --
Re-constructive disposition                                  2.3
Improvements in financial status due
 to re-constructive disposition                              1.2
Loan sales to secondary market                               3.7
Charge-off                                                  44.3
Other                                                       32.9
   Collection of claims                                     18.6
   Improvements in financial status                         14.3
----------------------------------------------------------------
Total                                                       84.6 (L)
----------------------------------------------------------------

Above (K) includes the following figures which facilitates the final disposal of problem assets.
                                               (in billions of yen)
-------------------------------------------------------------------
                                         Second half of fiscal 2003
-------------------------------------------------------------------
Legal liquidation                                               3.9
Quasi-legal liquidation                                          --
Split-off of problem loans                                       --
Partial charge-off of smaller balance
 loans                                                          1.9
Entrust through the managed trust
 method to the Resolution and Collection
 Corporation                                                     --
-------------------------------------------------------------------
Total                                                           5.8
-------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL
                                                     (in billions of yen)
-------------------------------------------------------------------------
                                          As of        As of
                                      September 30,  March 31,
                                        2003 (a)     2004 (b)   (b) - (a)
-------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                                0.1        0.2        0.1
Claims under high risk                         32.4       20.8      (11.6)
-------------------------------------------------------------------------
Total                                          32.6       21.1      (11.4)
-------------------------------------------------------------------------
                                                        (M)        (N)

Progress in the disposal of problem assets  (in billions of yen)
----------------------------------------------------------------
                                      Second half of fiscal 2003
----------------------------------------------------------------
Disposition by borrowers' liquidation                         --
Re-constructive disposition                                  0.1
Improvements in financial status due
to re-constructive disposition                                --
Loan sales to secondary market                               5.6
Charge-off                                                   1.1
Other                                                        4.5
   Collection of claims                                      3.8
   Improvements in financial status                          0.7
----------------------------------------------------------------
Total                                                       11.4 (N)
----------------------------------------------------------------

Above (M) includes the following figures which facilitates the final disposal of problem assets.
                                               (in billions of yen)
-------------------------------------------------------------------
                                         Second half of fiscal 2003
-------------------------------------------------------------------
Legal liquidation                                               0.0
Quasi-legal liquidation                                          --
Split-off of problem loans                                       --
Partial charge-off of smaller
balance loans                                                   0.0
Entrust through the managed trust
method to the Resolution and
Collection Corporation                                           --
-------------------------------------------------------------------
Total                                                           0.1
-------------------------------------------------------------------

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL
                           (in billions of yen)
-----------------------------------------------
                                        As of
                                      March 31,
                                        2004
-----------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                            5.1
Claims under high risk                     58.1
-----------------------------------------------
Total                                      63.3
-----------------------------------------------

(9) Historical trend of problem assets based on the FRL

--------------------------------------------------------------------------------------------------------
                                           As of        As of        As of        As of        As of
                                       September 30,  March 31,  September 30,  March 31,  September 30,
                                           2000         2001         2001         2002         2002
--------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                               239.2      147.3          132.0       96.7           60.5
Claims under high risk                         526.7      589.2          580.5      491.5          401.3
--------------------------------------------------------------------------------------------------------
Total                                          766.0      736.6          712.6      588.2          461.8
--------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
                                         As of        As of        As of
                                       March 31,  September 30,  March 31,
                                         2003       2003 (a)     2004 (b)   (b) - (a)
-------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                            89.7           58.3       49.4       (8.9)
Claims under high risk                     259.3          239.6      158.7      (80.8)
-------------------------------------------------------------------------------------
Total                                      349.1          298.0      208.2      (89.7)
-------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

8. Classification of Loans by Type of Industry


(1) Loans by type of industry [Banking:Non-Consolidated]                          (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of        Increase/      Increase/       As of         As of
                                 March 31,    (Decrease)     (Decrease)     March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)      2003 (B)      2003 (C)
------------------------------------------------------------------------------------------------------
Domestic offices (excluding
 loans booked at offshore
 markets)                         8,284,221        525,018       148,525     7,759,202       8,135,696
   Manufacturing                  1,182,342         14,192       (10,580)    1,168,150       1,192,922
   Agriculture                        1,765            218           (26)        1,547           1,791
   Forestry                              --           (100)           --           100              --
   Fishery                           26,058          3,419           562        22,639          25,496
   Mining                             4,188         (1,856)       (1,192)        6,044           5,380
   Construction                     171,685       (100,162)      (92,167)      271,847         263,852
   Utilities                        134,668        (17,082)        7,590       151,750         127,078
   Media and Communication          853,948          7,421         8,451       846,527         845,497
   Wholesale and Retail             623,880        (65,290)      (40,755)      689,170         664,635
   Banks and other financial
    institutions                  2,328,182        367,603       216,339     1,960,579       2,111,843
   Real estate                    1,062,405         29,503        36,466     1,032,902       1,025,939
   Services                         699,449         23,075        27,608       676,374         671,841
   Municipal government             577,689        233,885         2,461       343,804         575,228
   Other industries                 617,950         30,189        (6,236)      587,761         624,186
------------------------------------------------------------------------------------------------------
Overseas offices and loans
 booked at offshore markets         288,967       (213,552)      (52,937)      502,520         341,905
------------------------------------------------------------------------------------------------------
      Total                       8,573,188        311,465        95,587     8,261,722       8,477,601
------------------------------------------------------------------------------------------------------

(2) Domestic consumer loans [Banking:Non-Consolidated]                            (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of        Increase/      Increase/       As of         As of
                                 March 31,    (Decrease)     (Decrease)     March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)      2003 (B)      2003 (C)
------------------------------------------------------------------------------------------------------
Total domestic consumer
 loans                              318,370         40,978        23,878       277,392         294,492
   Housing loans                    292,020         44,504        25,485       247,515         266,534
   Others                            26,349         (3,526)       (1,607)       29,876          27,957
------------------------------------------------------------------------------------------------------

(3) Domestic loans to small and medium-sized companies [Banking:Non-Consolidated] (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of        Increase/      Increase/       As of         As of
                                 March 31,    (Decrease)     (Decrease)     March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)      2003 (B)      2003 (C)
------------------------------------------------------------------------------------------------------
Domestic loans to small and
 medium-sized companies           2,771,382         51,920        32,047     2,719,462       2,739,335
Percentage to total domestic
 loans                                33.45%         (1.59)%       (0.21)%       35.04%          33.67%
------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(4) Loans by type of industry [Trust accounts]                                    (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of        Increase/      Increase/       As of         As of
                                 March 31,    (Decrease)     (Decrease)     March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)      2003 (B)      2003 (C)
------------------------------------------------------------------------------------------------------
Domestic offices (excluding
 loans booked at offshore
 markets)                           735,872       (371,683)     (159,721)    1,107,555         895,594
   Manufacturing                     40,185        (36,610)       (9,240)       76,795          49,425
   Agriculture                           --             --            --            --              --
   Forestry                              22             (8)           (4)           30              26
   Fishery                            1,128           (444)          (97)        1,572           1,225
   Mining                                61            (68)          (16)          129              77
   Construction                       2,244         (5,628)       (3,229)        7,872           5,473
   Utilities                         93,465        (41,739)      (24,006)      135,204         117,471
   Media and Communication           75,987        (48,573)      (31,082)      124,560         107,069
   Wholesale and Retail               8,358         (8,832)       (2,314)       17,190          10,672
   Banks and other financial
    institutions                     62,226       (135,496)      (38,001)      197,722         100,227
   Real estate                       65,070        (12,730)       (6,205)       77,800          71,275
   Services                          26,342        (26,425)      (20,313)       52,767          46,655
   Municipal government              35,750         (2,023)       (1,073)       37,773          36,823
   Other industries                 325,026        (53,108)      (24,142)      378,134         349,168
------------------------------------------------------------------------------------------------------
Overseas offices and loans
 booked at offshore markets              --             --            --            --              --
------------------------------------------------------------------------------------------------------
      Total                         735,872       (371,683)     (159,721)    1,107,555         895,594
------------------------------------------------------------------------------------------------------

(5) Domestic consumer loans [Trust accounts]                                      (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of        Increase/      Increase/       As of         As of
                                 March 31,    (Decrease)     (Decrease)     March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)      2003 (B)      2003 (C)
------------------------------------------------------------------------------------------------------
Total domestic consumer
 loans                              228,089        (40,316)      (18,904)      268,405         246,994
   Housing loans                    225,558        (39,491)      (18,491)      265,050         244,050
   Others                             2,530           (824)         (413)        3,354           2,943
------------------------------------------------------------------------------------------------------

(6) Domestic loans to small and medium-sized companies [Trust accounts]           (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of        Increase/      Increase/       As of         As of
                                 March 31,    (Decrease)     (Decrease)     March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)      2003 (B)      2003 (C)
------------------------------------------------------------------------------------------------------
Domestic loans to small and
 medium-sized companies             472,447       (193,954)      (68,912)      666,401         541,359
Percentage to total domestic
 loans                                64.20%          4.03%         3.75%        60.16%          60.44%
------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(7) Loans by type of industry [Banking:Non-Consolidated and Trust accounts]       (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of        Increase/      Increase/       As of         As of
                                 March 31,    (Decrease)     (Decrease)     March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)      2003 (B)      2003 (C)
------------------------------------------------------------------------------------------------------
Domestic offices (excluding
 loans booked at offshore
 markets)                         9,020,093        153,335       (11,196)    8,866,758       9,031,290
   Manufacturing                  1,222,528        (22,418)      (19,819)    1,244,946       1,242,347
   Agriculture                        1,765            218           (26)        1,547           1,791
   Forestry                              22           (108)           (4)          130              26
   Fishery                           27,187          2,976           465        24,211          26,722
   Mining                             4,249         (1,924)       (1,208)        6,173           5,457
   Construction                     173,929       (105,791)      (95,396)      279,720         269,325
   Utilities                        228,134        (58,821)      (16,416)      286,955         244,550
   Media and Communication          929,936        (41,152)      (22,631)      971,088         952,567
   Wholesale and Retail             632,240        (74,121)      (43,069)      706,361         675,309
   Banks and other financial
    institutions                  2,390,409        232,107       178,338     2,158,302       2,212,071
   Real estate                    1,127,475         16,772        30,261     1,110,703       1,097,214
   Services                         725,792         (3,349)        7,295       729,141         718,497
   Municipal government             613,440        231,863         1,389       381,577         612,051
   Other industries                 942,976        (22,919)      (30,378)      965,895         973,354
------------------------------------------------------------------------------------------------------
Overseas offices and loans
 booked at offshore markets         288,967       (213,552)      (52,937)      502,520         341,905
------------------------------------------------------------------------------------------------------
      Total                       9,309,061        (60,217)      (64,134)    9,369,278       9,373,196
------------------------------------------------------------------------------------------------------

(8) Domestic consumer loans [Banking:Non-Consolidated and Trust accounts]         (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of        Increase/      Increase/       As of         As of
                                 March 31,    (Decrease)     (Decrease)     March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)      2003 (B)      2003 (C)
------------------------------------------------------------------------------------------------------
Total domestic consumer
 loans                              546,459            661         4,973       545,797         541,486
   Housing loans                    517,579          5,012         6,994       512,566         510,584
   Others                            28,880         (4,351)       (2,020)       33,231          30,901
------------------------------------------------------------------------------------------------------

(9) Domestic loans to small and medium-sized companies
    [Banking:Non-Consolidated and Trust accounts]                                 (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of        Increase/      Increase/       As of         As of
                                 March 31,    (Decrease)     (Decrease)     March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)      2003 (B)      2003 (C)
------------------------------------------------------------------------------------------------------
Domestic loans to small and
 medium-sized companies           3,243,829       (142,034)      (36,866)    3,385,863       3,280,695
Percentage to total domestic
 loans                                35.96%         (2.22)%       (0.36)%       38.18%          36.32%
------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

9. Loans and Deposits [Non-Consolidated]

                                                                                  (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of        Increase/      Increase/       As of         As of
                                 March 31,    (Decrease)     (Decrease)     March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)      2003 (B)      2003 (C)
------------------------------------------------------------------------------------------------------
Deposits (ending balance)        10,844,731       (298,880)      333,297    11,143,611      10,511,433
Deposits (average balance)       10,967,357       (205,284)     (125,112)   11,172,642      11,092,470
Loans (ending balance)            8,573,188        311,465        95,587     8,261,722       8,477,601
Loans (average balance)           8,352,199       (506,929)      143,638     8,859,128       8,208,560
------------------------------------------------------------------------------------------------------

10. Domestic Deposits [Non-Consolidated]

                                                                                  (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of        Increase/      Increase/       As of         As of
                                 March 31,    (Decrease)     (Decrease)     March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)      2003 (B)      2003 (C)
------------------------------------------------------------------------------------------------------
   Individuals                    6,734,416         53,157           221     6,681,259       6,734,195
   Corporations and others        2,842,303       (217,157)     (149,072)    3,059,461       2,991,376
Domestic deposits                 9,576,720       (164,000)     (148,851)    9,740,721       9,725,571
------------------------------------------------------------------------------------------------------

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

11. Number of Employees [Non-Consolidated]

------------------------------------------------------------------------------------------------------
                                  As of        Increase/      Increase/       As of         As of
                                 March 31,    (Decrease)     (Decrease)     March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)      2003 (B)      2003 (C)
------------------------------------------------------------------------------------------------------
Number of Employees                   5,855           (333)         (237)        6,188           6,092
------------------------------------------------------------------------------------------------------

12. Number of Offices [Non-Consolidated]

------------------------------------------------------------------------------------------------------
                                  As of        Increase/      Increase/       As of         As of
                                 March 31,    (Decrease)     (Decrease)     March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)      2003 (B)      2003 (C)
------------------------------------------------------------------------------------------------------
Domestic                               48             (5)            (2)           53              50
   Head office and Branches            47             (2)            (1)           49              48
   Sub-branches and Agencies            1             (3)            (1)            4               2
Overseas                                8             --             --             8               8
   Branches                             5             --             --             5               5
   Representative offices               3             --             --             3               3
------------------------------------------------------------------------------------------------------
Total                                  56             (5)            (2)           61              58
------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

13. Status of Deferred Tax Assets [Non-Consolidated]

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

[Non-Consolidated]                            (in billions of yen)
------------------------------------------------------------------
                                              Mar. 31, 2004
                                                      ------------
                                                      vs. Mar. 31,
                                                          2003
------------------------------------------------------------------
Deferred tax assets                            315.8         (42.1)
   Allowance for loan losses                   121.6         (19.2)
   Write down of investment
   securities                                   16.2          (3.6)
   Net operating loss carryforwards            177.7         (62.7)
   Reserve for employees' retirement
   benefits                                      5.6           2.0
   Unrealized losses on securities
   available for sale                             --          (1.3)
   Other                                        17.6           3.8
   Valuation allowance                         (23.0)         39.0
Deferred tax liabilities                       130.6         126.9
   Gains on placing trust for
   retirement benefits                            --          (1.3)
   Unrealized gains on securities
   available for sale                          128.0         128.0
   Other                                         2.5           0.3
------------------------------------------------------------------
Net deferred tax assets                        185.2        (169.0)
------------------------------------------------------------------
[Consolidated]
------------------------------------------------------------------
Net deferred tax assets                        186.5        (167.3)
------------------------------------------------------------------

(2) Net Business Profits before Credit Costs and Taxable Income (Current Fiscal
    Year)

[Non-Consolidated]   (in billions of yen)
-----------------------------------------
                                  FY 2003
-----------------------------------------
Net business profits before
credit costs                        188.0
Credit related costs                 29.6
Income before income taxes          131.2
Reconciliation to taxable income    (42.6)
Taxable income                       88.6
-----------------------------------------

(3) Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Year)

[Non-Consolidated]                                  (in billions of yen)
------------------------------------------------------------------------
                                   1998    1999    2000    2001    2002
------------------------------------------------------------------------
Net business profits before
credit costs                       283.2   177.7   163.0   156.2   178.4
Credit related costs               503.5   147.9   176.4   181.5   144.8
Income before income taxes        (194.6)  129.5    26.3   (41.9) (197.9)
Reconciliation to taxable income   242.3  (158.4)  (88.6)    4.6  (199.7)
Taxable income                      47.7   (28.9)  (62.3)  (37.2) (397.6)
------------------------------------------------------------------------

(4) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

     Although we recorded taxable income for the year ended March 31, 2004, we are classified as "4" described above since we have material net operating loss carryforwards. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years' future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

     Our net operating loss carryforwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the "Emerging Economic Package," which provided guidance to major banks to remove from their balance sheets claims to debtors classified as "likely to become bankrupt" or below, and the "Program for Financial Revival," which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the "Law Concerning Restriction, etc. of Banks'Shareholdings etc."

(5) Realizability of Deferred Tax Assets at March 31, 2004 (Assumptions)

                                                  (in billions of yen)
----------------------------------------------------------------------
                                                       Five year total
                                                        (2004 to 2008)
----------------------------------------------------------------------
Net business profits (based on our business plan)(*1)          1,030.0
Net business profits (basis of realizability
determination)(*2)                                               920.0
Income before income taxes (basis of realizability
determination)                                                   740.0
Taxable income before adjustments (basis of
realizability determination)(*3)                                 880.0
Temporary difference + net operating loss
carryforwards (for which deferred tax assets shall
be recognized)                                                   757.9
Deferred tax assets at March 31, 2004 (*4)                       315.8
----------------------------------------------------------------------

(*1) Total of the two banks, before credit costs

(*2) Based on the scenario that current short-term interest rate level continues for the next five years

(*3) Before reversals of existing deductible temporary differences and net operating loss carryforwards

(*4) Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate (consolidated corporate-tax basis)

(Reference) Assumptions for Business Plan
----------------------------------------------------------------------------
                                 FY 2004  FY 2005  FY 2006  FY 2007  FY2008
----------------------------------------------------------------------------
S/T interest rate (3 m/s TIBOR)     0.09%    0.13%    0.50%    0.57%    0.88%
L/T interest rate (10 year JGB)     1.48%    1.90%    2.30%    2.03%    2.58%
Exchange rate (USD/Yen)          (Y) 105  (Y) 105  (Y) 105  (Y) 105  (Y) 105
----------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

14. Employees' Retirement Benefits

(1) Benefit obligation

[Non-Consolidated]                            (in millions of yen)
------------------------------------------------------------------
                                                           As of
                                                         March 31,
                                                           2004
------------------------------------------------------------------
Projected benefits obligation               (A)            273,953
Fair value of plan assets                   (B)            326,777
Prepaid pension cost                        (C)            103,227
Reserve for employees' retirement benefits  (D)                 --
Unrecognized plan assets                    (E)             57,595
------------------------------------------------------------------
Total amount unrecognized                   (A-B+C-D+E)    107,999
   Unrecognized net obligation by the
    change of accounting policy                              5,141
   Unrecognized prior service cost                          (3,545)
   Unrecognized net actuarial loss                         106,403
------------------------------------------------------------------
Note: Discount rate is 2.2%.

(2) Net periodic pension cost

[Non-Consolidated]                            (in millions of yen)
------------------------------------------------------------------

                                                For the year ended
                                                  March 31, 2004
------------------------------------------------------------------
Net periodic cost of the employees' retirement
 benefits                                                   27,438
   Service cost                                              7,524
   Interest cost                                             5,385
   Expected return on plan assets                           (5,274)
   Amortization of net obligation by the
    change of accounting policy                              5,141
   Amortization of prior service cost                         (350)
   Amortization of net actuarial loss                       11,502
   Other                                                     3,510
------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

15. Earning Projections for the Fiscal Year Ending March 31, 2005

[Consolidated]                                          (in billions of yen)
----------------------------------------------------------------------------
                                     For the year ending  For the year ended
                                       March 31, 2005       March 31, 2004
----------------------------------------------------------------------------
Ordinary income                                    470.0               521.4
Ordinary income                                    125.0               147.4
Net income                                          65.0               130.2
----------------------------------------------------------------------------

[Non-Consolidated]                                      (in billions of yen)
----------------------------------------------------------------------------
                                     For the year ending  For the year ended
                                       March 31, 2005       March 31, 2004
----------------------------------------------------------------------------
Ordinary income                                    450.0               492.5
Net business profits before credit
costs for trust accounts and
provision for formula allowance
for loan losses                                    160.0               188.0
Ordinary income                                    120.0               138.5
Net income                                          65.0               122.7
----------------------------------------------------------------------------

                                                                  [LOGO OF MTFG]

                   --------------------------------------------

                     Financial Highlights of FY 2003 Results
                                        &
                        First Medium-Term Strategic Plan

                   --------------------------------------------


               I.   Financial Highlights of
                    Fiscal Year 2003 Results (Japanese GAAP)

               II.  Overview of
                    First Medium-Term Strategic Plan




                                  May 24, 2004

                     Mitsubishi Tokyo Financial Group, Inc.

                                          Mitsubishi Tokyo Financial Group, Inc.

I. Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2004

     1. Highlights of Consolidated Statements of Operations
     ------------------------------------------------------

                                                                                           (in billions of yen)
   ------------------------------------------------------------------------------------------------------------
                                                                        For the year   For the year
                                                                        ended March    ended March
                                                                        31, 2003 (A)   31, 2004 (B)   (B) - (A)
   ------------------------------------------------------------------------------------------------------------
 1 Gross profits                                                             1,747.3        1,763.5        16.1
 2       Mitsubishi Securities Co., Ltd.                                        51.0          117.2        66.2
 3    Net interest income                                                    1,058.8        1,029.1       (29.6)
 4    Trust fees                                                               101.4           86.4       (14.9)
 5       Credit costs for trust accounts                                        (8.1)         (10.0)       (1.9)
 6    Net fees and commissions                                                 354.7          421.6        66.9
 7    Net trading profits                                                       79.9          135.6        55.7
 8    Net other business income                                                152.4           90.5       (61.8)
 9       Net gains (loss) on debt securities                                    68.2          (25.0)      (93.2)
10 General and administrative expenses                                         991.2          980.4       (10.7)
11    Mitsubishi Securities Co., Ltd.                                           76.2           88.6        12.3
12 Net business profits before credit costs for trust accounts and
   provision for formula allowance for loan losses                             764.2          793.1        28.8
13 Provision for formula allowance for loan losses                             (38.2)        [194.5]     [232.8]
14 Net business profits                                                        717.8          783.0        65.2
15 Net non-recurring gains (losses)                                         (1,078.1)        (204.7)      873.3
16    Credit related costs                                                    (492.3)        (156.9)      335.4
17       Losses on loan charge-offs                                           (211.0)         (70.4)      140.5
18       Provision for specific allowance for loan losses                     (117.7)         [38.2]     [156.0]
19       Provision for allowance for loans to specific foreign
         borrowers                                                              14.2           [7.1]      [(7.1)]
20       Losses on sales of loans to the Resolution and
         Collection Corporation                                                (75.2)         (39.4)       35.8
21       Other credit related costs                                           (102.5)         (47.0)       55.4
22    Net gains (losses) on equity securities                                 (488.0)           3.3       491.4
23       Gains on sales of equity securities                                    80.3           90.5        10.2
24       Losses on sales of equity securities                                 (219.6)         (74.4)      145.1
25       Losses on write down of equity securities                            (348.7)         (12.7)      335.9
26    Other                                                                    (97.6)         (51.1)       46.5
27       Foreign exchange loss on convertible bonds                            (43.6)            --        43.6
28 Ordinary profit (loss)                                                     (360.2)         578.3       938.6
29 Net special gains                                                            19.5          301.5       282.0
30    Reversal of allowance for loan losses                                       --          239.9       239.9
31    Refund of enterprise taxes by the Tokyo Metropolitan Government             --           41.9        41.9
32    Gains on transfer of the substitutional portion of future
      pension obligations                                                         --           26.5        26.5
33    Gains on loans charged-off                                                44.2           26.4       (17.8)
34    Impairment losses                                                           --          (21.5)      (21.5)
35 Income (Loss) before income taxes and others                               (340.7)         879.9     1,220.6
36 Income taxes-current                                                         55.9           45.9        (9.9)
37 Income taxes-deferred                                                      (237.0)         230.6       467.7
38 Minority interest                                                             1.8           42.4        40.5
39 Net income (loss)                                                          (161.4)         560.8       722.3
   ------------------------------------------------------------------------------------------------------------
40 Total credit costs (5+13+16+30)                                            (538.7)          72.9       611.7
   ------------------------------------------------------------------------------------------------------------
41 Total credit costs + gains on loans charged-off (5+13+16+30+33)            (494.4)          99.3       593.8
   ------------------------------------------------------------------------------------------------------------

Operating Results of Significant Subsidiaries for the Year Ended March 31, 2004
   -----------------------------------------------------------------------------------------------------------------
                                                                        General and     Net business
                                                                      administrative   profits before
                                                      Gross profits      expenses       credit costs      Net income
   -----------------------------------------------------------------------------------------------------------------
42 The Bank of Tokyo-Mitsubishi, Ltd.                         925.3            458.4            466.8          359.7
43 The Mitsubishi Trust and Banking Corporation               329.0            151.0            188.0          122.7
44 Mitsubishi Securities Co., Ltd.                            117.2             88.6             28.6           36.1
45 UnionBanCal Corporation                                    248.3            149.6             98.7           62.9
   -----------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

     2. Highlights of Consolidated Balance Sheets
     --------------------------------------------

                                                                         (in billions of yen except percentages)
   -------------------------------------------------------------------------------------------------------------
                                                                        As of March    As of March
                                                                        31, 2003 (A)   31, 2004 (B)    (B) - (A)
   -------------------------------------------------------------------------------------------------------------
 1 Loans and bills discounted                                               46,950.3       46,590.1       (360.2)
 2    Domestic loans                                                        29,939.4       30,844.5        905.1
 3    Overseas branches                                                      5,570.4        4,427.9     (1,142.4)
 4    Overseas subsidiaries (UnionBanCal Corporation, Bank of
       Tokyo-Mitsubishi Trust Company and Bank of Tokyo-Mitubishi
       (Australia) Ltd.)                                                     3,599.0        2,963.0       (636.0)
 5    Domestic housing loans                                                 6,941.1        7,655.4        714.2
 6    Domestic other consumer loans                                            535.5          461.8        (73.6)
 7    Book value of loans sold during the fiscal year (total
       of the two Banks*)                                                     (486.9)        (183.3)       303.6
 8       Sold to the Resolution and Collection Corporation ("RCC")            (234.9)         (42.1)       192.7
 9       [Sold to the RCC before charge-offs]                                [(647.8)]       [(79.5)]     [568.2]
10       Other loans sold                                                     (251.9)        (141.1)       110.8
11    Charge-offs during the fiscal year (total of the two Banks*)            (292.5)         (48.6)       243.9
12 Investment securities                                                    24,158.3       28,329.5      4,171.2
13    Domestic equity securities                                             3,229.6        3,736.3        506.6
14    Japanese Government Bonds (total of the two Banks *)                  10,591.7       14,984.5      4,392.8
15    Foreign bonds (total of the two Banks *)                               6,657.5        5,744.3       (913.1)
16    Book value of investment securities sold during the fiscal
       year (total of the two Banks*)                                       (1,279.6)        (747.3)       532.3
17       Transferred to an exchange-traded fund                               (366.1)         (81.5)       284.5
18       Sold in the market or by other means                                 (913.5)        (665.7)       247.8
19    Write down during the fiscal year (total of the two Banks*)             (356.5)         (55.5)       301.0
20 Deposits                                                                 62,624.3       66,097.5      3,473.2
21    Total of the two Banks *                                              58,970.7       62,664.1      3,693.3
22       Overseas branches                                                   5,943.5        7,852.1      1,908.6
23       Individuals                                                        32,164.4       33,402.3      1,237.9
24       Corporations and others                                            19,903.8       20,575.1        671.3
25 Total shareholders' equity                                                3,046.4        4,295.2      1,248.8
26    Capital stock                                                          1,258.0        1,258.0           --
27    Capital surplus                                                          932.0          931.3         (0.7)
28    Retained earnings                                                        962.3        1,506.5        544.2
29    Unrealized gains (losses) on securities available for sale              (223.4)         560.3        783.7
30    Less treasury stock                                                       (4.4)          (3.6)         0.8
31 BIS risk-adjusted capital ratio                                             10.84%         12.95%        2.10%
32    Tier I ratio                                                              5.68%          7.14%        1.46%
33 Tier I capital                                                            3,128.6        3,859.4        730.7
34 Risk-adjusted assets                                                     55,049.6       53,996.7     (1,052.8)
   -------------------------------------------------------------------------------------------------------------

     [Valuation gains (losses) on securities available for sale]

                                                                                            (in billions of yen)
   -------------------------------------------------------------------------------------------------------------
                                                                        As of March    As of March
                                                                        31, 2003 (A)   31, 2004 (B)    (B) - (A)
   -------------------------------------------------------------------------------------------------------------
35 Total securities available for sale                                        (242.6)         947.5      1,190.1
36    Domestic equity securities                                              (427.2)         785.3      1,212.5
37    Domestic bonds                                                           121.8            3.3       (118.4)
38    Foreign bonds                                                            147.0          107.2        (39.7)
   -------------------------------------------------------------------------------------------------------------

* "Total of the two Banks" represents the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

                                          Mitsubishi Tokyo Financial Group, Inc.

3. Disclosed Claims under the Financial Reconstruction Law ("FRL")
   ---------------------------------------------------------------

(1)Status of Disclosed Claim under the FRL [prompt report]                                        (in billions of yen)
   -------------------------------------------------------------------------------------------------------------------
                                           As of       As of         As of         As of        Increase/    Increase/
                                          March 31,   March 31,   September 30,   March 31,    (Decrease)   (Decrease)
                                           2002(A)     2003(B)      2003(C)        2004(D)       (D)-(B)      (D)-(C)
   -------------------------------------------------------------------------------------------------------------------
 1 Claims to bankrupt and substantially
    bankrupt debtors                          419.0       226.4           182.3       140.4         (86.0)       (41.8)
 2 Claims under high risk                   1,933.5     1,031.3           745.7       541.3        (490.0)      (204.4)
 3 Claims under close observation           1,916.8     1,357.4           929.2       737.3        (620.0)      (191.8)
 4 Total Disclosed Claims (A)               4,269.4     2,615.2         1,857.2     1,419.0      (1,196.1)      (438.2)
 5 Total Credit Exposure (B)               52,401.4    48,951.2        48,282.0    48,306.5        (644.6)        24.5
 6 Disclosed Claims Ratio (A/B)                8.14%       5.34%           3.84%       2.93%        (2.40%)      (0.90%)
   -------------------------------------------------------------------------------------------------------------------

[CHART APPEARS HERE]

(2) Status of Non Performing Assets [prompt report]

a.Six months results ended March 31, 2004                                         (in billions of yen)
   ---------------------------------------------------------------------------------------------------
                                                As of                        As of March
                                              September   Inflows  Outflows   31, 2004    Net increase
                                            30, 2003 (A)    (B)      (C)        A+B-C         (B-C)
   ---------------------------------------------------------------------------------------------------
 7 Claims to bankrupt and substantially
    bankrupt debtors                               182.3     14.7     (56.5)       140.4         (41.8)
 8 Claims under high risk                          745.7    120.0    (324.4)       541.3        (204.4)
   ---------------------------------------------------------------------------------------------------
 9 Total                                           928.0    134.7    (381.0)       681.7        (246.3)
   ---------------------------------------------------------------------------------------------------

b.Six months results ended September 30, 2003                                     (in billions of yen)
   ---------------------------------------------------------------------------------------------------
                                                                                As of
                                                                              September
                                             As of March  Inflows  Outflows    30,2003    Net increase
                                             31,2003 (A)    (B)      (C)        A+B-C        (B-C)
   ---------------------------------------------------------------------------------------------------
10 Claims to bankrupt and
    substantially bankrupt debtors                 226.4     14.4     (58.5)       182.3         (44.1)
11 Claims under high risk                        1,031.3    150.7    (436.3)       745.7        (285.6)
   ---------------------------------------------------------------------------------------------------
12 Total                                         1,257.8    165.1    (494.9)       928.0        (329.7)
   ---------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

c.Six months results ended March 31,2003                                          (in billions of yen)
   ---------------------------------------------------------------------------------------------------
                                                As of                        As of March  Net increase
                                              September   Inflows  Outflows    31,2003    ------------
                                             30,2002 (A)    (B)       (C)       A+B-C        (B-C)
   ---------------------------------------------------------------------------------------------------
 1 Claims to bankrupt and substantially
    bankrupt debtors                               402.1     52.1    (227.8)       226.4        (175.6)
 2 Claims under high risk                        1,386.6    567.4    (922.7)     1,031.3        (355.2)
   ---------------------------------------------------------------------------------------------------
 3 Total                                         1,788.7    619.6  (1,150.5)     1,257.8        (530.9)
   ---------------------------------------------------------------------------------------------------

d.Six months results ended September 30,2002                                      (in billions of yen)
   ---------------------------------------------------------------------------------------------------
                                                                                As of
                                             As of March                      September   Net increase
                                               31,2002    Inflows  Outflows    30,2002    ------------
                                                 (A)        (B)       (C)       A+B-C        (B-C)
   ---------------------------------------------------------------------------------------------------
 4 Claims to bankrupt and substantially
    bankrupt debtors                               419.0     28.9     (45.9)       402.1         (16.9)
 5 Claims under high risk                        1,933.5    369.4    (916.3)     1,386.6        (546.9)
   ---------------------------------------------------------------------------------------------------
 6 Total                                         2,352.6    398.4    (962.3)     1,788.7        (563.8)
   ---------------------------------------------------------------------------------------------------

(3) Status of Secured Coverage on Disclosed Claims under the FRL [prompt report]

                                                                                                        (in billions of yen)
   -------------------------------------------------------------------------------------------------------------------------
                                     Disclosed     Collateral,     Unsecured   Reserves   Coverage Ratio   Coverage Ratio(as
                                       amount    Guarantees, etc      (A)        (B)          (B/A)        of March 31,2003)
   -------------------------------------------------------------------------------------------------------------------------
 7 Claims to bankrupt and
    substantially bankrupt debtors       140.4             124.6        15.7       15.7            99.97%             100.00%
 8 Claims under high risk                541.3             286.2       255.0      165.7            64.98%              68.52%
 9 Claims under close observation        737.3             262.3       474.9      138.8            29.23%              36.31%
   -------------------------------------------------------------------------------------------------------------------------
10 Total                               1,419.0             673.3       745.7      320.3            42.95%              51.07%
   -------------------------------------------------------------------------------------------------------------------------
11 (Change from March 31,2003)        (1,196.1)           (625.5)     (570.5)    (352.0)           (8.12%)                --
   -------------------------------------------------------------------------------------------------------------------------
12 Normal claims                      46,887.4                --          --         --               --
   -------------------------------------------------------------------------------------------------------------------------

(4) Status of Secured Coverage on Self-Assessment of Assets [prompt report]

   --------------------------------------------------------------------------------------------
                                                 As of March  As of March  As of March
                                                   31,2002      31,2003      31,2004    -------
                                                    (A)           (B)          (C)      (C)-(B)
   --------------------------------------------------------------------------------------------
13 Normal                                               0.18%        0.17%        0.14%   (0.02%)
14 Close Watch                                          8.11%        9.30%        9.41%    0.11%
15    Close Watch                                       3.97%        3.31%        4.81%    1.50%
16    Borrowers with Credit under Close
       Observation                                     14.39%       21.16%       21.10%   (0.06%)
17 Likely to become Bankrupt (excluding secured
    assets)                                            67.54%       67.44%       65.23%   (2.21%)
   --------------------------------------------------------------------------------------------

Note:Above figures exclude certain mortgage and consumer loans.

                                          Mitsubishi Tokyo Financial Group, Inc.

4. Status of Deferred Tax Assets
   -----------------------------

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

(Total of the two banks)              (in billions of yen)
    ------------------------------------------------------
                                        Mar. 31, 2004
                                              ------------
                                              vs. Mar. 31,
                                                  2003
    ------------------------------------------------------
  1 Deferred Tax Assets             1,117.2         (273.9)
  2    Allowance for loan losses      353.8         (178.3)
  3    Write down of investment        99.6            9.8
        securities
  4    Net operating loss             662.8         (105.1)
        carryforwards
  5    Reserve for employees'          35.9           (1.7)
        retirement benefits
  6    Unrealized losses on              --         (113.4)
        securities available for sale
  7    Other                           55.3            3.7
  8    Valuation allowance            (90.4)         111.1
  9 Deferred tax liabilities          404.2          385.9
 10    Gains on placing trust for       7.3           (1.3)
        retirement benefits
 11    Unrealized gains on            387.4          387.4
        securities available for
        sale
 12    Other                            9.5           (0.1)
 13 Net Deferred Tax Assets           712.9         (659.8)
    ------------------------------------------------------

 (Consolidated)
    ------------------------------------------------------
 14 Net Deferred Tax Assets           655.5         (646.3)
    ------------------------------------------------------
(2) Balance of Net Deferred Tax Assets and % of Tier I Capital

[CHART APPEARS HERE]

(3) Net Business Profits before Credit Costs and Taxable Income (Current Fiscal
    Year)

(Total of the two banks) (in billions of yen)
    ------------------------------------------
                                       FY 2003
    ------------------------------------------
 15 Net business profits
     before credit costs                 654.8
 16 Credit related costs                (105.7)
 17 Income before income
     taxes                               719.0
 18 Reconciliation to
     taxable income                     (448.3)
 19 Taxable income                       270.7
    ------------------------------------------

(4) Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

(Total of the two banks)                         (in billions of yen)
    ----------------------------------------------------------------------------
                                   FY 1998  FY 1999  FY 2000  FY 2001  FY 2002
    ----------------------------------------------------------------------------
 20 Net business                     888.0    578.6    552.0    619.5     689.9
     profits before credit costs
 21 Credit related costs           1,393.1    652.4    730.5    666.3     485.9
 22 Income before
     income taxes                   (124.7)   409.4   (199.0)  (359.3)   (485.2)
 23 Reconciliation to
     taxable income                  421.0    (76.3)   304.4    142.0  (1,021.4)
 24 Taxable income                   296.2    333.1    105.3   (217.2) (1,506.7)

(5) Comparison with Past Fiscal Years

[CHART APPEARS HERE]

                                          Mitsubishi Tokyo Financial Group, Inc.

(6) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No. 66

-------------------------------------------------------------------------------------------
                                                  Estimable period of future taxable income
                                                  -----------------------------------------
Classifi-                                                          Estimable      No
 cation    Prior year operating results           1 year  5 years   period    limitation
-------------------------------------------------------------------------------------------
    1      Sufficient taxable income for more
           than three consecutive fiscal years     XXXXX    XXXXX      XXXXX       XXXXX
-------------------------------------------------------------------------------------------
    2      Stable but insufficient taxable
           income for three consecutive fiscal
           years                                   XXXXX    XXXXX      XXXXX
-------------------------------------------------------------------------------------------
    3      Precarious and insufficient operating
           results due to volatile profit          XXXXX    XXXXX
-------------------------------------------------------------------------------------------
    4      Material net operating loss
           carryforwards                           XXXXX
-------------------------------------------------------------------------------------------
Exception  Net operating loss carryforwards are
           attributable to extraordinary factors   XXXXX    XXXXX
-------------------------------------------------------------------------------------------
    5      Tax loss for three consecutive fiscal
           years and tax loss for the current
           fiscal year is expected                Cannot estimate future taxable income
-------------------------------------------------------------------------------------------

     Although we recorded taxable income for the fiscal year ended March 31, 2004, we are classified as "4" described above since we have material net operating loss carryforwards. However, since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years' future taxable income is estimable.)

(7) Extraordinary Factors Such as Changes in Laws and Regulations

     Our net operating loss carryforwards were incurred due to, among other things, the followings: (i) we accelerated the final disposal of nonperforming loans in response to both the "Emerging Economic Package," which provided guidance to major banks to remove from their balance sheets claims to debtors classified as "likely to become bankrupt" or below, and the "Program for Financial Revival," which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the "Law Concerning Restriction, etc. of Banks' Shareholdings etc."

(8) Realizability of Deferred Tax Assets at March 31, 2004 (Assumptions)

                                                       (in billions of yen)
    ------------------------------------------------------------------------
                                                             Five year total
                                                             (2004 to 2008)
    ------------------------------------------------------------------------
 1  Net business profits (based on our business plan) (*1)           4,620.0
 2  Net business profits (basis of realizability
     determination) (*2)                                             3,990.0
 3  Income before income taxes (basis of realizability
     determination)                                                  3,240.0
 4  Taxable income before adjustments (basis of
     realizability determination) (*3)                               3,880.0
 5  Temporary difference + net operating loss carryforwards
     (for which deferred tax assets shall be recognized)             2,750.0
 6  Deferred tax assets at March 31, 2004 (*4)                       1,119.0
    ------------------------------------------------------------------------

(*1) Total of the two banks, before credit costs
(*2) Based on the scenario that current short-term interest rate level continues for the next five years
(*3) Before reversals of existing deductible temporary differences and net operating loss carryforwards
(*4) Line"5" multiplied by effective tax rate (consolidated corporate-tax basis)

[CHART APPEARS HERE]

(Reference) Assumptions for Business Plan
----------------------------------------------------------------------------
                                 FY 2004  FY 2005  FY 2006  FY 2007  FY 2008
----------------------------------------------------------------------------
S/T interest rate (3 m/s TIBOR)     0.09%    0.13%    0.50%    0.57%    0.88%
L/T interest rate (10 year JGB)     1.48%    1.90%    2.30%    2.03%    2.58%
Exchange rate (USD/Yen)           (Y)105   (Y)105   (Y)105   (Y)105   (Y)105
----------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

5. Earning Projections for the Fiscal Year Ending March 31, 2005
   -------------------------------------------------------------

   [Non-consolidated]                                       (in billions of yen)
   -----------------------------------------------------------------------------
                                 For the fiscal   For the fiscal   For the six
                                   year ended       year ending    months ending
                                 March 31, 2004   March 31, 2005     September
                                    (actual)                         30, 2004
   -----------------------------------------------------------------------------
1  Operating income                        69.3            190.0           187.0
2  Ordinary profit                         64.4            183.0           183.0
3  Net income                              64.4            183.0           183.0
   -----------------------------------------------------------------------------

   [Cash dividends]                                                   (in yen)
   ---------------------------------------------------------------------------
                           Annual dividend   Annual dividend
                            per share for     per share for
                           the fiscal year   the fiscal year   Interim dividend
                           ended March 31,       ending           per share
                                2004         March 31, 2005
   ----------------------------------------------------------------------------
4  Common stock                      6,000             6,000                 --
   ----------------------------------------------------------------------------

   [Consolidated]                                          (in billions of yen)
   ----------------------------------------------------------------------------
                                For the fiscal                     For the six
                                  year ended     For the fiscal   months ending
                                March 31, 2004     year ending    September 30,
                                   (actual)      March 31, 2005       2004
   ----------------------------------------------------------------------------
5  Ordinary income                     2,555.1          2,450.0         1,220.0
6  Ordinary profit                       578.3            640.0           310.0
7  Net income                            560.8            340.0           170.0
   ----------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

II.  Overview of MTFG's First Medium-Term Strategic Plan

1. Aspiration - To join the Global Top Ten

        -----------------------------------------------------------------
        Within three years MTFG aims to become one of the world's top ten financial institutions by market capitalization
        -----------------------------------------------------------------

2. Basic strategy to achieve our aspiration

     ----------------------------------------------------------------------
     . Enhance our corporate value by pursuing integration synergies utilizing three value-creating initiatives, and significantly strengthen core net operating profit by considerably expanding gross profits while also controlling expenses.
     . Create value for customers through a thorough focus on customers and an integrated Group strategy.
     . Pursue efficiency on a consolidated Group basis by improving and unifying management and administration of the Group.
     . Promote measures to achieve renewed growth. The holding company has assumed the role of providing integrated strategic management, and has introduced an integrated business group system. In addition to personnel development and training and strategic deployment of IT systems, we aim to build a robust management structure that is appropriate for a member of the global top ten.
     ----------------------------------------------------------------------

(1) Enhancement of corporate value
    ------------------------------

     .  Three value-creating initiatives

        X   Reduce overlaps and pursue scale merits

            We intend to mobilize the comprehensive strengths of the Group to provide financial services to retail and corporate customers and to achieve scale merits and efficiencies that are difficult to achieve within the individual banking, trust and securities businesses.

        X Promote cross-selling between banking, trust and securities businesses

            Based on a thorough understanding of customers' needs and through intra-Group collaboration, we intend to provide customers with truly unified financial services and realize integration synergies.

                                          Mitsubishi Tokyo Financial Group, Inc.

        X   Create and develop new services and channels

            In each of our business areas - retail, corporate and trust assets (asset management and administration) - we seek integration synergies by creating and developing new services and channels.

                MTFG Plaza - Integrated retail outlets that seek to provide convenience of time and place.

                Global partner - A team approach combining the expertise of banking, trust and securities.

                New investment trust company - Integrate the Group's asset management platform and further utilize our marketing channels under the Mitsubishi brand.

  .  Solid income base

     By enhancing the core competencies of the Group, which include a high quality customer base, a full line-up of products and services and the leading global network among Japanese banks, we aim to maintain and expand our solid income base.

(2) Delivery of value to customers and to society
    ---------------------------------------------

     .  Thorough customer focus

        We intend to shift the axis of our approach to focus on customer needs rather than business type and build a structure that can rapidly and efficiently deliver innovative products and services. By actively approaching customers we will actualize the latent needs of our customers, and aim to fulfill their true needs by delivering services that integrate the specialized functions of banking, trust and securities. In these ways we intend to foster a sense of trust in MTFG and further raise our brand value as a comprehensive financial services provider that contributes to the creation of value by its customers.

     .  Socially responsible management

        We reaffirm our commitment to contribute to the prosperity of our customers at home and abroad and of the communities we serve, and to continuously create social and economic value, as described in our Group management philosophy. A commitment to provide a better society and environment for future generations is part of our corporate social responsibility, and we aim to achieve sustainable growth in our corporate value by enhancing the appreciation of our Group among customers, shareholders and other stakeholders over the medium and long term.

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

                                          Mitsubishi Tokyo Financial Group, Inc.

(3) A business strategy to create corporate value
    ---------------------------------------------

     .  Basic business strategy

        X   Unified Group strategy formulation

            New business strategy and strategy with respect to particular customers will be formulated by the Executive Committee and each integrated business group of the holding company as we seek to implement our strategies as a unified Group.

        X   Focused allocation of business resources to strategic areas

            Business resources released through the integration of Group functions will be injected into strategic growth areas such as our retail and trust assets businesses.

        X   Reduction of expense ratio by expanding gross profits

            We aim to reduce the expense ratio by significantly increasing gross profits while controlling Group consolidated expenses.

        X   Creation of new products and services

            The new integrated business groups will combine banking, trust and securities functions to develop new products and services that aim to fulfill the requirements of the most sophisticated customers and that can be standardized for other customers.

        X Continue to further reduce our balance of NPLs and equity holdings

               .  Disposal of non-performing loans

                  Further reduce our balance of NPLs and target an NPL ratio of 1 to 2% (sum of BTM & MTBC non-consolidated figures) by fiscal 2006.

               .  Reduction of equity holdings (Book-value basis)

                  Continue to reduce equity holdings and target a level of around 50% of core capital by fiscal 2006.

     .  Overall management and administration of the Group

        We are introducing a Groupwide appraisal system as part of our initiative to foster a consolidated Group mindset and pursuing the improvement and unification of various kinds of management and administration including finances, risk management and asset & liability management. We seek to further improve our business efficiency through unified management and administration.

     .  Pursue efficiency as a consolidated Group

        We aim to improve business efficiency through concentrating and streamlining the corporate center functions of MTFG, BTM and MTBC, conducting joint procurement and joint office space management, reviewing investment costs, improving productivity, and radically redesigning and speeding up business processes.

                                          Mitsubishi Tokyo Financial Group, Inc.

(4) Measures to achieve renewed growth
    ----------------------------------

     .  Personnel development and training

        We will implement large-scale personnel exchanges, aiming for the most effective deployment of staff within the Group. We will also train professional experts in various areas of business to aggressively pursue the creation of new value.

     .  Organization

        The role of the holding company has shifted from strategic coordination to integrated strategic management, and we have introduced an integrated business group system by reorganizing our business focused on the axis of customer needs. Furthermore, through improvement of corporate governance, we aim to speed up business management.

     .  IT Systems

        We will improve IT systems and infrastructure and are considering sharing these systems and infrastructure within the Group.

     .  Building a robust management structure

        We aim to build a robust management structure that is appropriate for a financial group that aims to join the global top ten. We are formulating an appropriate response to the new BIS capital adequacy regulations and Section 404 of the Sarbanes-Oxley Act (Appraisal of internal controls on financial reporting) while using a number of business performance indicators as part of our new structure to comprehensively progress reforms of the Group.

3. Financial Targets (Fiscal 2006 Targets)

     .  Consolidated Financial Targets

        The fiscal 2006 targets assume the following:

            A 3-month yen Tibor of 0.5% (the average for the plan period) A dollar/yen exchange rate of 105 yen (at the end of the plan period)
            Real Japanese GDP growth of 2.8% (in fiscal 2006)

-------------------------------------------------------------------------------
                                         Fiscal 2002   Fiscal 2003  Fiscal 2006
                                           (Actual)     (Actual)      (Target)
-------------------------------------------------------------------------------
Consolidated net operating profit*1 ((Y)
 Billion)                                      764.2         793.1        1,270
Consolidated net income ((Y) Billion)         (161.4)        560.8          600
Consolidated ROE*2                              (5.9%)        17.9%  approx. 14%
Consolidated expense ratio*3                    56.4%         55.2%  approx. 45%
-------------------------------------------------------------------------------
Notes:
1. Before trust account write-offs and general provision for loan losses
2. (Net income - non-convertible preferred share dividends) / (average capital (excluding the value of non-convertible preferred shares, appraisal gains))
3. General and administrative expenses / Gross profits (before trust account write-offs)

                                          Mitsubishi Tokyo Financial Group, Inc.

     .  Profit targets by business area

        We aim to approximately double the total net operating profit contributed by our three businesses of retail, corporate and trust assets (core net operating profit) from the fiscal 2003 level. (Retail business more than 3 times, Corporate business approximately 1.5 times and Trust Assets business more than 4 times (each compared to fiscal
        2003)).

----------------------------------------------------------------------------
                                                             Fiscal 2006
                                                              (Target)
                                           Fiscal 2003   (compared to Fiscal
   Net operating profit ((Y) Billions)      (Actual)            2003)
----------------------------------------------------------------------------
Integrated Retail Banking Business Group          95.1    More than 3 times*
Integrated Corporate Banking Business Group      403.2     Around 1.5 times
Integrated Trust Assets Business Group             9.5    More than 4 times
TOTAL (Core net operating profit)                507.9      Approx. 2 times
----------------------------------------------------------------------------

* Assuming no increase in interest rates, more than 2 times.

     .  Business portfolio targets

        We aim to grow the combined share of total net operating profits contributed by the three business groups from 63% in fiscal 2003 to more than 75% in fiscal 2006. Target shares of total net operating profit for each business group are as follows: The retail business from 12 % in fiscal 2003 to more than 25 % in fiscal 2006; the corporate business from 50 % in fiscal 2003 to 45-50 % in fiscal 2006; and the trust assets business from 1% in fiscal 2003 to 3-5% in fiscal 2006.

[CHART APPEARS HERE]

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These materials contain forward-looking statements and other forward-looking information relating to the Company and/or the Group as a whole (the "forward-looking statements"). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the Company's current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its operations, its financial condition, its management in general and other future events and general economic conditions including adverse economic conditions in Japan, United States or other countries and declining real estate and/or stock prices. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. Some forward-looking statements represent targets that the Company's management will strive to achieve through the successful implementation of the Company's business strategies. The Company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The Company is under no obligation - and expressly disclaims any obligation - to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.
For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the Company's latest annual report and other disclosure materials.
--------------------------------------------------------------------------------

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